4/19

04024428

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Shangri-La Asia Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 21 2004
THOMSON FINANCIAL

FILE NO. 82- 5006 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 4/20/04



China World Hotel, Beijing - Lobby Lounge

Contents

Corporate Information (As at 29 March 2004)

Board of Directors

Executive Directors

Mr KUOK Khoon Loong, Edward
(Chairman)
Mr YE Longfei
(Deputy Chairman)
Mr Giovanni ANGELINI
Mr LUI Man Shing
Mr NG Si Fong, Alan

Non-Executive Directors

Madam KUOK Oon Kwong
Mr HO Kian Guan
Mr LEE Yong Sun
Mr Roberto V. ONGPIN
Mr Alexander Reid HAMILTON*
Mr TOW Heng Tan*
Mr Timothy David DATTELS*
Mr HO Kian Cheong
(Alternate to Mr HO Kian Guan)

* *Independent Non-Executive Directors*

Remuneration Committee

Mr KUOK Khoon Loong, Edward
(Chairman)
Mr YE Longfei
Mr Giovanni ANGELINI
Mr HO Kian Guan
Mr TOW Heng Tan

Audit Committee

Mr Alexander Reid HAMILTON
(Chairman)
Mr HO Kian Guan
Mr TOW Heng Tan

Company Secretary

Ms KO Sau Lai

Auditors

PricewaterhouseCoopers
Certified Public Accountants
22nd Floor
Prince's Building
Central
Hong Kong

Registered Address

Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Head Office and Principal Place of Business

21st Floor
CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

Principal Share Registrars

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

Branch Share Registrars in Hong Kong

Abacus Share Registrars Limited
G/F, Bank of East Asia Harbour View Centre
56 Gloucester Road
Wanchai
Hong Kong

Key Dates

Closure of Registers of Members	20 May 2004 to 25 May 2004, both dates inclusive
Annual General Meeting	25 May 2004
Despatch of Circular and Election Form for 2003 Final Scrip Dividend Scheme#	10 June 2004
Payment of 2003 Final Dividend/ Despatch of Scrip Dividend Share Certificates#	28 July 2004

Stock Code

The Stock Exchange of Hong Kong Limited	00069

Subject to shareholders' approval of the final dividend at the Annual General Meeting

Company's website: http://www.shangri-la.com
Financial information: http://www.ir.shangri-la.com

THE AWARD-WINNING HOTEL GROUP

TIME (ASIA)
Preferred Hotel Chain

TRAVEL WEEKLY (UK)
Best Asia Pacific Hotel Group

BUSINESS TRAVELLER (ASIA-PACIFIC)
One of the Best Business Hotel Brands in the World

BUSINESS TRAVELLER
(ASIA-PACIFIC, UK AND GERMAN VERSIONS)
Best Business Hotel Brand in Asia-Pacific

THE ASSET (ASIA PACIFIC)
Best Hotel Chain in Asia

THE GUARDIAN AND THE OBSERVER (UK)
Best Overseas Hotel Group

SELLING LONG HAUL (UK)
Best Hotel Group in the Far East

GLOBAL FINANCE (USA)
Best Hotel Chain in Asia Pacific

READER'S DIGEST (ASIA)
Superbrands 2003

ASIAMONEY
Best Hotel Chain for Business and Vacation in Asia

Hotel, Property and Project Information

A. OPERATING HOTELS, PROPERTIES AND DEVELOPING PROJECTS OWNED BY THE GROUP AS AT 31 DECEMBER 2003

a. Operating Hotels (managed by the Group) (Total 35 hotels)

		Available Rooms	No. of Apartments	Commercial/ Office (sqm)
Hong Kong	Island Shangri-La	565		
	Kowloon Shangri-La	700		
Beihai, Mainland China	Shangri-La Hotel	362		
Beijing, Mainland China	Shangri-La Hotel	657		
	China World Hotel	716		
	Traders Hotel	552		
	The Kerry Centre Hotel	487		
Changchun, Mainland China	Shangri-La Hotel	458	63	7,250
Dalian, Mainland China	Shangri-La Hotel	562		
Hangzhou, Mainland China	Shangri-La Hotel	384		
Harbin, Mainland China	Shangri-La Hotel	346		
Qingdao, Mainland China	Shangri-La Hotel	502		
Shanghai, Mainland China	Pudong Shangri-La	606		
Shenyang, Mainland China	Traders Hotel	588		
Shenzhen, Mainland China	Shangri-La Hotel	522		
Wuhan, Mainland China	Shangri-La Hotel	484		
Xian, Mainland China	Shangri-La Golden Flower Hotel	416		
Cebu	Shangri-La's Mactan Island Resort	543		
Manila	Edsa Shangri-La	650		
	Makati Shangri-La	699		
Singapore	Shangri-La Hotel	751		
	Shangri-La's Rasa Sentosa Resort	459		
	Traders Hotel	546		
Bangkok	Shangri-La Hotel	844		
Kota Kinabalu	Shangri-La's Rasa Ria Resort, Dalit Bay Golf & Country Club, Sabah	327		
	Shangri-La's Tanjung Aru Resort	495		
Kuala Lumpur	Shangri-La Hotel	696		
Penang	Shangri-La Hotel	440		
	Shangri-La's Golden Sands Resort	395		
	Shangri-La's Rasa Sayang Resort	512		
Jakarta	Shangri-La Hotel	668		
Surabaya	Shangri-La Hotel#	389		
Fiji	Shangri-La's Fijian Resort, Yanuca	436		
	Fiji Mocambo, Nadi	128		
Yangon	Traders Hotel	403		
	Total	18,288	63	7,250

 # The Group has an effective 10% equity interest in Shangri-La Hotel, Surabaya.

b. Operating Properties (managed by the Group)

		No. of Apartments	Commercial/ Office (sqm)
Dalian, Mainland China	Century Tower Apartments	195	
Singapore	Shangri-La Apartments	127	
	Shangri-La Residences	55	
Bangkok	Chao Phya Tower		7,588
Kuala Lumpur	UBN Apartments	59	
	UBN Tower		32,698
	Total	436	40,286

c. Operating Hotels (not managed by the Group) (Total 1 hotel)

		Available Rooms
Shanghai, Mainland China	Portman Ritz-Carlton Hotel	564
	Total	564

d. Operating Properties (not managed by the Group)

		No. of Apartments	Commercial/ Office (sqm)
Beijing, Mainland China	China World Trade Center & Century Towers Apartments	819	143,980
	Beijing Kerry Centre	195	96,638
Shanghai, Mainland China	Shanghai Centre	472	37,531
	Shanghai Kerry Centre	133	40,031
Singapore	Tanglin Mall		11,280
	Tanglin Place		3,188
Johor Bahru, Malaysia	Part of City Square		14,242
	Total	1,619	346,890

e. Projects Under Development (managed by the Group)

		Projected Opening	Projected Rooms
Zhongshan, Mainland China	Shangri-La Hotel opened for business on	9 Jan 2004	464
Fuzhou, Mainland China	Shangri-La Hotel	End 2004	414
Shanghai, Mainland China	Pudong Shangri-La (Phase II)	Early 2005	375
	Jingan Nanli Shangri-La	End 2007	642
Chengdu, Mainland China	Shangri-La Hotel	Early 2007	580
Guangzhou, Mainland China	Shangri-La Hotel	Early 2007	750
Ningbo, Mainland China	Shangri-La Hotel	Early 2007	550
Futian, Mainland China	Shangri-La Hotel	Mid 2007	671
Guilin, Mainland China	Shangri-La Hotel	Mid 2007	550
Xian, Mainland China	Shangri-La Hotel	End 2007	400
Chiang Mai, Thailand	Shangri-La Hotel & Spa	Mid 2006	250
	Total		5,646

f. Projects Under Development (not managed by the Group)

		Projected Opening	Building Area (sqm)
Beijing, Mainland China	China Word Trade Center (Phase III)	Mid 2007	520,000
	Total		520,000

Hotel, Property and Project Information

B. OPERATING HOTELS AND DEVELOPING PROJECTS NOT OWNED BUT MANAGED BY THE GROUP AS AT 31 DECEMBER 2003

a. Operating Hotels (Total 6 hotels)

		Available Rooms
Nanjing, Mainland China	Shangri-La Dingshan	246
Manila	Traders Hotel	290
Taipei	Far Eastern Plaza Hotel	422
Sydney	Shangri-La Hotel	563
Malaysia	Putrajaya Shangri-La Hotel	118
Dubai	Shangri-La Hotel	301
	Total	1,940

b. Projects Under Development

		Projected Opening	Projected Rooms	Projected No. of Apartments
Changzhou, Mainland China	Traders Fudu Hotel	Late 2004	370	
Sanya, Mainland China	Shangri-La's Sunny Bay Resort	Mid 2005	555	
Kunshan, Mainland China	Traders Hotel	Mid 2005	330	
Haikou, Mainland China	Shangri-La Hotel & Spa	Mid 2005	364	
Dubai	Traders Hotel	Mid 2004	250	
Cairns	Shangri-La Hotel, the Marina	Mid 2004	256	
Villingili Island, Maldives	Shangri-La Hotel	End 2004	250	
New Delhi	Shangri-La Hotel	End 2004	326	
Muscat, Sultanate of Oman	Shangri-La's Barr Al Jissah Resort	Mid 2005	683	
Kuala Lumpur	Traders Hotel	Mid 2005	571	
Doha	Shangri-La Hotel	Mid 2006	250	60
	Total		4,205	60

In March 2004, the Group terminated a hotel management contract for a hotel in Zhengzhou, Mainland China.
In February 2004, the Group signed a management contract to operate the Traders Hotel, Suzhou in Mainland China which is expected to open for business in mid 2005 with 420 guestrooms.


Harbin
Changchun
Shenyang
Beijing
Dalian
Qingdao
Kunshan
Xian
Nanjing
Changzhou
Chengdu
Wuhan
Shanghai
Hangzhou
Ningbo
Fuzhou
Guilin
Guangzhou
Taipei
Shenzhen
Zhongshan
Futian
Beihai
Hong Kong
New Delhi
Dubai
Doha
Muscat
Haikou
Sanya
Yangon
Chiang Mai
Bangkok
Manila
Cebu
Maldives
Penang
Kota Kinabalu
Kuala Lumpur
Johor Bahru
Putrajaya
Singapore
Australia/Pacific
Jakarta
Surabaya
Cairns
Fiji
Sydney

Financial Highlights

FINANCIAL HIGHLIGHTS	2003 US$ Million	Restated 2002 US$ Million	2003/ 2002 % Change	Restated 2001 US$ Million	Restated 2000 US$ Million	Restated 1999 US$ Million
CONSOLIDATED						
Turnover	540	601	-10%	600	684	486
Profit attributable to shareholders	73	63	15%	33	68	62
Dividends	41	20	110%	42	43	42
Shareholders' equity	2,624	2,555	3%	2,558	2,704	2,539
Net borrowings to shareholders' equity ratio	40.6%	39.7%	-2%	40.0%	37.4%	45.3%
Earnings per share (in US cents)	3.33	2.91	14%	1.46	3.09	3.27
Dividends per share (in HK cents)	14.00	7.00	100%	15.00	15.00	15.00
Net asset value per share (in US dollars)	1.20	1.17	3%	1.18	1.22	1.15

Operating Profit Before Finance Costs* by Geographical Area

US$ Million



220
200
180
160
140
120
100
80
60
40
20
0
117
198
156
157
101
10%
5%
16%
27%
14%
27%
7%
1%
32%
17%
17%
26%
5%
1%
33%
11%
25%
25%
5%
1%
31%
9%
31%
23%
1%
1%
29%
11%
42%
16%
1999
2000
2001
2002
2003

* Before corporate expenses, properties valuation deficit/surplus, impairment loss on projects/land, exchange loss on devaluation of foreign currency, gain/loss on investments and amortisation of goodwill

- Hong Kong
- Mainland China
- The Philippines
- Singapore, Malaysia & Thailand
- Other Areas
- Hotel management

Shareholders' Equity

US$ Million



3,200
2,800
2,400
2,000
1,600
1,200
800
400
0
2,539
2,704
2,558
2,555
2,624
1999
2000
2001
2002
2003

Share of Results of Associated Companies* by Geographical Area

US$ Million



50
40
30
20
10
0
(10)
39
39
40
41
40
97%
2%
5%
93%
6%
97%
(3%)
3%
7%
90%
2%
6%
92%
1999
2000
2001
2002
2003

* Before properties valuation deficit/surplus and other non-operating items

- Mainland China
- Singapore, Malaysia & Thailand
- Other Areas

Earnings Per Share

US Cents



4
3
2
1
0
3.27
3.09
1.46
2.91
3.33
1999
2000
2001
2002
2003

Operating Statistics and Revenue Analysis

Hotels	Group's effective interests (As at 31 December 2003)	2003	2002	Year 2001	2000	1999
The People's Republic of China						
Hong Kong						
Kowloon Shangri-La	100%					
Average No. of available rooms		706	723	725	725	725
Occupancy		39.2%	59.4%	61.1%	75.8%	66.1%
Average transient rates (US$)		177	164	172	167	164
Island Shangri-La	80%					
Average No. of available rooms		565	565	565	565	565
Occupancy		51.3%	74.9%	70.6%	82.7%	73.1%
Average transient rates (US$)		197	204	228	219	196
Mainland China						
Shangri-La Hotel, Beijing	49%					
Average No. of available rooms		657	657	657	655	657
Occupancy		32.7%	70.2%	58.7%	65.7%	67.6%
Average transient rates (US$)		65	67	75	74	68
China World Hotel, Beijing	50%					
Average No. of available rooms		716	716	729	736	738
Occupancy		40.0%	25.3%	57.5%	68.8%	68.5%
Average transient rates (US$)		128	112	123	109	103
Traders Hotel, Beijing	50%					
Average No. of available rooms		552	552	552	552	552
Occupancy		64.7%	83.8%	72.5%	82.7%	70.3%
Average transient rates (US$)		78	74	77	69	69
Portman Ritz-Carlton Hotel, Shanghai	30%					
Average No. of available rooms		564	564	564	564	544
Occupancy		61.1%	80.1%	74.7%	72.9%	71.5%
Average transient rates (US$)		152	147	138	118	108
Shangri-La Hotel, Hangzhou	45%					
Average No. of available rooms		384	384	384	385	389
Occupancy		74.8%	74.3%	65.1%	49.4%	55.9%
Average transient rates (US$)		89	90	89	97	77

Operating Statistics and Revenue Analysis

Hotels	Group's effective interests (As at 31 December 2003)	2003	2002	2001	2000	1999
Mainland China (cont'd)						
Shangri-La Hotel, Shenzhen	51.3%					
Average No. of available rooms		522	522	522	522	522
Occupancy		61.7%	80.6%	76.5%	83.6%	80.8%
Average transient rates (US$)		80	80	87	88	76
Shangri-La Golden Flower Hotel, Xian	100%					
Average No. of available rooms		417	421	423	423	446
Occupancy		40.4%	67.5%	68.5%	75.0%	68.8%
Average transient rates (US$)		55	59	62	58	54
Shangri-La Hotel, Beihai	97%					
Average No. of available rooms		362	362	363	362	362
Occupancy		38.6%	44.1%	38.9%	47.6%	41.4%
Average transient rates (US$)		39	37	39	39	42
Shangri-La Hotel, Changchun	90%					
Average No. of available rooms		458	458	458	458	458
Occupancy		68.5%	67.0%	61.8%	57.3%	57.0%
Average transient rates (US$)		65	62	64	58	58
Traders Hotel, Shenyang	97%					
Average No. of available rooms		588	588	588	588	588
Occupancy		54.9%	57.0%	62.2%	64.4%	72.2%
Average transient rates (US$)		42	43	53	53	57
Shangri-La Hotel, Qingdao	100%					
Average No. of available rooms		482	420	420	420	420
Occupancy		66.4%	78.4%	64.8%	67.0%	63.2%
Average transient rates (US$)		69	64	66	73	72
Shangri-La Hotel, Dalian	90%					
Average No. of available rooms		562	562	562	562	562
Occupancy		58.2%	67.6%	63.3%	68.0%	58.3%
Average transient rates (US$)		67	67	71	66	64

Operating Statistics and Revenue Analysis

Hotels	Group's effective interests (As at 31 December 2003)	Year 2003	2002	2001	2000	1999
Mainland China (cont'd)						
Pudong Shangri-La, Shanghai	100%					
Average No. of available rooms		606	606	609	612	612
Occupancy		68.8%	83.5%	70.8%	76.5%	62.2%
Average transient rates (US$)		137	134	134	112	101
Shangri-La Hotel, Harbin	95%					
Average No. of available rooms		346	346	346	346	346
Occupancy		69.2%	71.9%	60.7%	67.0%	63.9%
Average transient rates (US$)		57	52	57	53	47
Shangri-La Hotel, Wuhan	92%					
Average No. of available rooms		500	505	505	507	507
Occupancy		55.5%	62.9%	48.2%	60.5%	56.2%
Average transient rates (US$)		59	55	63	57	55
The Kerry Centre Hotel, Beijing	23.75%					
Average No. of available rooms		483	487	487	487	455
Occupancy		59.6%	79.5%	68.4%	71.3%	60.2%
Average transient rates (US$)		111	113	118	98	74
The Philippines						
Makati Shangri-La, Manila	100%					
Average No. of available rooms		699	699	703	702	703
Occupancy		59.0%	47.2%	41.6%	69.8%	77.3%
Average transient rates (US$)		104	122	144	144	152
Edsa Shangri-La, Manila	100%					
Average No. of available rooms		649	649	650	651	652
Occupancy		59.1%	65.0%	56.8%	68.6%	66.6%
Average transient rates (US$)		67	69	81	87	99
Shangri-La's Mactan Island Resort, Cebu	100%					
Average No. of available rooms		543	543	543	543	543
Occupancy		60.3%	62.9%	58.5%	72.8%	67.1%
Average transient rates (US$)		104	92	107	108	100

Operating Statistics and Revenue Analysis

Hotels	Group's effective interests (As at 31 December 2003)	Year 2003	2002	2001	2000	1999
Malaysia						
Shangri-La Hotel, Kuala Lumpur	54.37%					
Average No. of available rooms		695	705	714	717	716
Occupancy		64.7%	56.1%	59.4%	69.8%	56.7%
Average transient rates (US$)		73	63	61	57	54
Shangri-La Hotel, Penang	32.62%					
Average No. of available rooms		440	441	445	445	445
Occupancy		54.6%	50.9%	54.2%	67.6%	65.0%
Average transient rates (US$)		38	39	41	42	38
Shangri-La's Rasa Sayang Resort, Penang	54.37%					
Average No. of available rooms		512	514	514	514	514
Occupancy		50.6%	60.2%	68.6%	82.6%	78.1%
Average transient rates (US$)		77	77	79	74	68
Shangri-La's Golden Sands Resorts, Penang	54.37%					
Average No. of available rooms		395	395	395	395	395
Occupancy		58.0%	66.8%	61.2%	80.5%	82.0%
Average transient rates (US$)		56	55	54	50	45
Shangri-La's Rasa Ria Resort, Dalit Bay Golf & Country Club, Sabah	65.78%					
Average No. of available rooms		328	328	330	327	324
Occupancy		64.1%	54.5%	61.8%	79.4%	69.5%
Average transient rates (US$)		46	51	52	47	41
***Shangri-La's Tanjung Aru Resort, Kota Kinabalu**	40%					
Average No. of available rooms		495	495	495	495	495
Occupancy		52.4%	56.7%	63.0%	78.4%	77.1%
Average transient rates (US$)		52	52	51	51	45
Myanmar						
Traders Hotel, Yangon	56.22%					
Average No. of available rooms		403	392	392	392	392
Occupancy		36.8%	38.6%	35.6%	34.9%	28.0%
Average transient rates (US$)		34	34	40	41	41

* Hotel acquired by the Group in 2002.

Operating Statistics and Revenue Analysis

Hotels	Group's effective interests (As at 31 December 2003)	2003	2002	Year 2001	2000	1999
Singapore						
Shangri-La Hotel	100%					
Average No. of available rooms		758	760	760	760	760
Occupancy		54.2%	65.0%	67.5%	75.5%	54.9%
Average transient rates (US$)		135	139	143	140	131
Shangri-La's Rasa Sentosa Resort	100%					
Average No. of available rooms		459	459	459	459	459
Occupancy		58.2%	71.2%	70.9%	78.4%	79.1%
Average transient rates (US$)		91	88	88	88	84
Traders Hotel	40.75%					
Average No. of available rooms		546	547	547	547	547
Occupancy		56.6%	69.0%	75.1%	85.0%	77.8%
Average transient rates (US$)		79	85	89	88	84
Thailand						
Shangri-La Hotel, Bangkok	73.61%					
Average No. of available rooms		840	843	850	850	850
Occupancy		57.2%	59.8%	57.3%	67.7%	69.3%
Average transient rates (US$)		103	96	98	99	92
Indonesia						
Shangri-La Hotel, Jakarta	25%					
Average No. of available rooms		668	668	668	668	668
Occupancy		39.1%	35.5%	20.8%	43.9%	46.8%
Average transient rates (US$)		92	101	104	112	95
Shangri-La Hotel, Surabaya	10%					
Average No. of available rooms		389	389	389	389	389
Occupancy		46.3%	46.3%	39.6%	49.6%	44.2%
Average transient rates (US$)		60	63	65	65	61
Fiji						
Shangri-La's Fijian Resort, Yanuca	71.64%					
Average No. of available rooms		436	436	436	436	436
Occupancy		62.7%	72.8%	61.4%	38.9%	81.2%
Average transient rates (US$)		104	85	69	92	97
Fiji Mocambo, Nadi	71.64%					
Average No. of available rooms		128	128	128	128	128
Occupancy		63.2%	69.7%	68.4%	66.8%	84.1%
Average transient rates (US$)		52	47	44	47	49

Operating Statistics and Revenue Analysis

Properties	Group's effective interests (As at 31 December 2003)	Year 2003	2002	2001	2000	1999
The People's Republic of China						
Mainland China						
China World Trade Center						
Phase I	40%					
Commercial						
Average lettable area (sq.m.)		21,397	21,401	21,099	20,959	25,524
Occupancy		99.5%	98.3%	97.1%	90.1%	36.7%
Average rate per sq.m. per month (US$)		47	44	40	34	25
Offices						
Average lettable area (sq.m.)		63,915	63,906	63,464	63,875	63,576
Occupancy		95.4%	94.4%	95.2%	95.5%	84.5%
Average rate per sq.m. per month (US$)		35	35	30	28	38
Serviced Apartments						
Average lettable area (sq.m.)		31,696	48,115	41,654	38,016	51,078
Occupancy		62.6%	59.5%	62.5%	78.5%	67.9%
Average rate per sq.m. per month (US$)		28	30	31	29	36
Phase II	43%					
Commercial						
Average lettable area (sq.m.)		6,187	6,398	5,780	5,803	N/A
Occupancy		98.3%	95.8%	95.3%	85.2%	N/A
Average rate per sq.m. per month (US$)		45	40	37	36	N/A
Offices						
Average lettable area (sq.m.)		50,903	51,006	50,686	51,175	N/A
Occupancy		90.6%	96.7%	97.9%	79.2%	N/A
Average rate per sq.m. per month (US$)		33	28	27	16	N/A
Total Rental Revenue (US$ '000)		68,006	70,011	62,563	51,482	46,166
Century Towers Apartments, Beijing	50%					
Average lettable area (sq.m.)		31,646	31,802	31,802	29,152	N/A
Occupancy		43.0%	53.2%	62.3%	44.6%	N/A
Average rate per sq.m. per month (US$)		12	13	14	14	N/A
Total Rental Revenue (US$ '000)		1,890	2,648	3,370	2,187	N/A

Operating Statistics and Revenue Analysis

Properties	Group's effective interests (As at 31 December 2003)	2003	2002	Year 2001	2000	1999
Mainland China (cont'd)						
Shanghai Centre	30%					
Commercial						
Average lettable area (sq.m.)		6,997	6,971	7,102	7,109	7,109
Occupancy		100%	96.8%	86.0%	91.3%	98.5%
Average rate per sq.m. per month (US$)		51	50	52	49	58
Offices						
Average lettable area (sq.m.)		30,534	26,398	25,993	23,945	25,562
Occupancy		83.6%	89.5%	92.0%	95.7%	82.5%
Average rate per sq.m. per month (US$)		24	24	24	33	49
Serviced Apartments						
Average lettable area (sq.m.)		39,780	39,780	39,780	39,780	39,780
Occupancy		77.5%	81.5%	77.7%	79.5%	77.0%
Average rate per sq.m. per month (US$)		37	35	38	42	55
Total Rental Revenue (US$ '000)		24,585	23,529	25,492	29,166	37,591
Shangri-La Hotel, Changchun	90%					
Commercial						
Average lettable area (sq.m.)		1,498	1,175	1,119	1,076	890
Occupancy		91.2%	86.3%	94.5%	86.7%	51.3%
Average rate per sq.m. per month (US$)		19	29	32	29	38
Offices						
Average lettable area (sq.m.)		4,983	4,175	4,006	3,923	2,781
Occupancy		68.9%	72.6%	69.4%	61.3%	78.5%
Average rate per sq.m. per month (US$)		18	19	19	20	21
Serviced Apartments						
Average lettable area (sq.m.)		4,073	4,073	4,073	4,073	4,073
Occupancy		77.1%	62.0%	56.3%	63.0%	64.8%
Average rate per sq.m. per month (US$)		29	24	30	32	31
Total Rental Revenue (US$ '000)		2,145	1,771	1,866	1,912	1,731

Operating Statistics and Revenue Analysis

Properties	Group's effective interests (As at 31 December 2003)	Year 2003	2002	2001	2000	1999
Mainland China (cont'd)						
Century Tower Apartments, Dalian	100%					
Serviced Apartments						
Average lettable area (sq.m.)		28,549	28,549	28,565	28,611	28,624
Occupancy		59.2%	49.1%	40.6%	38.1%	31.5%
Average rate per sq.m. per month (US$)		14	15	16	16	17
Total Rental Revenue (US$ '000)		2,974	2,624	2,275	2,146	1,713
Beijing Kerry Centre	23.75%					
Commercial						
Average lettable area (sq.m.)		12,675	12,675	12,675	12,675	12,675
Occupancy		96.9%	95.6%	85.4%	56.7%	27.1%
Average rate per sq.m. per month (US$)		13	12	11	9	9
Offices						
Average lettable area (sq.m.)		84,076	84,189	80,485	80,485	80,485
Occupancy		91.2%	90.3%	95.0%	92.7%	54.7%
Average rate per sq.m. per month (US$)		24	24	20	18	18
Serviced Apartments						
Average lettable area (sq.m.)		33,718	33,718	33,718	33,718	33,718
Occupancy		69.5%	73.8%	81.2%	88.1%	42.8%
Average rate per sq.m. per month (US$)		22	25	27	27	26
Total Rental Revenue (US$ '000)		28,215	27,276	26,946	22,893	8,553
Shanghai Kerry Centre	24.75%					
Commercial						
Average lettable area (sq.m.)		5,635	5,635	5,809	5,868	5,774
Occupancy		90.9%	92.1%	75.4%	50.7%	11.2%
Average rate per sq.m. per month (US$)		27	25	21	23	48
Offices						
Average lettable area (sq.m.)		34,396	34,396	34,396	34,396	34,395
Occupancy		97.9%	94.3%	96.4%	97.8%	72.0%
Average rate per sq.m. per month (US$)		21	18	15	14	15
Serviced Apartments						
Average lettable area (sq.m.)		16,671	16,671	16,671	16,671	16,671
Occupancy		72.7%	73.8%	70.3%	76.4%	64.6%
Average rate per sq.m. per month (US$)		26	27	29	32	34
Total Rental Revenue (US$ '000)		14,398	13,462	11,754	11,604	6,406

Operating Statistics and Revenue Analysis

Properties	Group's effective interests (As at 31 December 2003)	2003	2002	2001	2000	1999
Singapore						
Shangri-La Apartments, Singapore	100%					
Serviced Apartments						
Average lettable area (sq.m.)		9,981	9,981	9,981	9,981	9,981
Occupancy		79.1%	73.1%	81.7%	89.9%	86.7%
Average rate per sq.m. per month (US$)		46	47	50	51	52
Total Rental Revenue (US$ '000)		4,004	3,725	4,688	5,204	5,064
Shangri-La Residences, Singapore	100%					
Serviced Apartments						
Average lettable area (sq.m.)		10,684	10,684	10,684	10,684	10,684
Occupancy		79.4%	79.8%	87.5%	95.2%	86.2%
Average rate per sq.m. per month (US$)		29	28	28	28	28
Total Rental Revenue (US$ '000)		2,941	2,833	3,068	3,383	3,080
Tanglin Mall, Singapore	40.75%					
Commercial						
Average lettable area (sq.m.)		10,339	11,270	11,330	11,384	11,384
Occupancy		99.0%	100.0%	94.0%	99.1%	99.0%
Average rate per sq.m. per month (US$)		42	44	43	42	41
Total Rental Revenue (US$ '000)		5,136	6,094	5,636	5,711	5,578
Tanglin Place, Singapore	40.75%					
Commercial						
Average lettable area (sq.m.)		1,069	1,069	1,069	1,069	1,069
Occupancy		100.0%	100.0%	100.0%	100.0%	97.0%
Average rate per sq.m. per month (US$)		35	34	34	35	35
Offices						
Average lettable area (sq.m.)		2,116	2,116	2,116	2,128	2,340
Occupancy		75.0%	92.0%	83.0%	71.0%	39.0%
Average rate per sq.m. per month (US$)		23	22	23	25	28
Total Rental Revenue (US$ '000)		914	973	925	920	580

Operating Statistics and Revenue Analysis

Properties	Group's effective interests (As at 31 December 2003)	Year 2003	2002	2001	2000	1999
Malaysia						
UBN Tower, Kuala Lumpur	54.37%					
Commercial						
Average lettable area (sq.m.)		2,045	2,035	2,027	2,027	2,027
Occupancy		91.0%	87.7%	77.5%	71.5%	74.0%
Average rate per sq.m. per month (US$)		27	27	28	29	30
Offices						
Average lettable area (sq.m.)		30,639	30,639	30,639	30,639	30,639
Occupancy		42.1%	44.5%	50.3%	61.3%	71.6%
Average rate per sq.m. per month (US$)		14	14	14	14	14
Total Rental Revenue (US$ '000)		2,686	3,214	3,444	3,681	4,742
UBN Apartments, Kuala Lumpur	54.37%					
Serviced Apartments						
Average lettable area (sq.m.)		8,867	8,867	8,867	8,867	8,867
Occupancy		58.1%	58.7%	56.8%	62.6%	55.6%
Average rate per sq.m. per month (US$)		7	7	7	7	7
Total Rental Revenue (US$ '000)		421	420	549	652	711
Part of City Square, Johor Bahru	36.31%					
Commercial						
Average lettable area (sq.m.)		12,094	11,776	11,330	10,545	10,579
Occupancy		98.9%	99.0%	95.9%	97.4%	86.0%
Average rate per sq.m. per month (US$)		21	19	17	15	12
Offices						
Average lettable area (sq.m.)		1,898	1,898	1,898	1,898	1,898
Occupancy		100.0%	100.0%	100.0%	100.0%	100.0%
Average rate per sq.m. per month (US$)		12	11	11	11	10
Total Rental Revenue (US$ '000)		3,266	2,915	2,432	2,133	581

Operating Statistics and Revenue Analysis

Properties	Group's effective interests (As at 31 December 2003)	2003	2002	Year 2001	2000	1999
Thailand						
Chao Phya Tower, Bangkok	73.61%					
Commercial						
Average lettable area (sq.m.)		476	476	1,359	1,359	1,359
Occupancy		100.0%	93.8%	84.9%	83.3%	86.9%
Average rate per sq.m. per month (US$)		8	8	5	6	6
Offices						
Average lettable area (sq.m.)		7,400	7,496	6,592	6,637	6,637
Occupancy		57.8%	67.4%	49.8%	59.3%	63.7%
Average rate per sq.m. per month (US$)		5	4	4	7	7
Total Rental Revenue (US$ '000)		277	269	240	391	463



Pudong Shangri-La, Shanghai – Inagiku

Corporate Structure (As at 31 December 2003)

Shangri-La Asia Limited

Operating Hotels

- THE PEOPLE'S REPUBLIC OF CHINA
  - Hong Kong
    - Island Shangri-La 80%
    - Kowloon Shangri-La 100%
  - Mainland China
    - Shangri-La Hotel, Beijing 49%
    - China World Hotel, Beijing 50%
    - Traders Hotel, Beijing 50%
    - Portman Ritz-Carlton Hotel, Shanghai 30%
    - Shangri-La Hotel, Hangzhou 45%
    - Shangri-La Hotel, Shenzhen 51.30%
    - Shangri-La Golden Flower Hotel, Xian 100%
    - Shangri-La Hotel, Beihai 97%
    - Shangri-La Hotel, Changchun 90%
    - Traders Hotel, Shenyang 97%
    - Shangri-La Hotel, Qingdao 100%
    - Shangri-La Hotel, Dalian 90%
    - Pudong Shangri-La, Shanghai 100%
    - Shangri-La Hotel, Harbin 95%
    - Shangri-La Hotel, Wuhan 92%
    - The Kerry Centre Hotel, Beijing 23.75%
- THE PHILIPPINES
  - Makati Shangri-La, Manila 100%
  - Edsa Shangri-La, Manila 100%
  - Shangri-La's Mactan Island Resort, Cebu 100%
- MALAYSIA
  - Shangri-La Hotel, Kuala Lumpur 54.37%
  - Shangri-La Hotel, Penang 32.82%
  - Shangri-La's Rasa Sayang Resort, Penang 54.37%
  - Shangri-La's Golden Sands Resort, Penang 54.37%
  - Shangri-La's Rasa Ria Resort, Dalit Bay Golf & Country Club, Sabah 65.78%
  - Shangri-La's Tanjung Aru Resort, Kota Kinabalu 40%
- MYANMAR
  - Traders Hotel, Yangon 56.22%
- SINGAPORE
  - Shangri-La Hotel 100%
  - Shangri-La's Rasa Sentosa Resort 100%
  - Traders Hotel 40.75%
- THAILAND
  - Shangri-La Hotel, Bangkok 73.61%
- INDONESIA
  - Shangri-La Hotel, Jakarta 25%
  - Shangri-La Hotel, Surabaya 10%
- FIJI
  - Shangri-La's Fijian Resort, Yanuca 71.64%
  - Fiji Mocambo, Nadi 71.64%

Properties

- THE PEOPLE'S REPUBLIC OF CHINA
  - Beijing China World Trade Center & Century Towers Apartments 40%-50%
  - Shanghai Centre 30%
  - Dalian Century Tower Apartments 100%
  - Beijing Kerry Centre 23.75%
  - Shanghai Kerry Centre 24.75%
- SINGAPORE
  - Shangri-La Apartments 100%
  - Shangri-La Residences 100%
  - Tanglin Mall 40.75%
  - Tanglin Place 40.75%
- MALAYSIA
  - UBN Tower, Kuala Lumpur 54.37%
  - UBN Apartments, Kuala Lumpur 54.37%
  - Part of City Square, Johor Bahru 38.31%
- THAILAND
  - Chao Phya Tower, Bangkok 73.61%

Projects Under Development

- THE PEOPLE'S REPUBLIC OF CHINA
  - Mainland China
    - Shangri-La Hotel, Zhongshan 51% *
    - Shangri-La Hotel, Fuzhou 100%
    - Pudong Shangri-La, Shanghai (Phase II) 100%
    - Shanghai Jingan Nanli Shangri-La Hotel 99%
    - Shangri-La Hotel, Chengdu 80%
    - Shangri-La Hotel, Guangzhou 100%
    - Shangri-La Hotel, Ningbo 100%
    - Shangri-La Hotel, Futian 100%
    - Shangri-La Hotel, Guilin 100%
    - Shangri-La Hotel, Xian 100%
    - Beijing China World Trade Center (Phase III) 40%
- THAILAND
  - Shangri-La Hotel & Spa, Chiang Mai 73.61%

Hotel Management

- SLIM International Limited 100%
  - Shangri-La International Hotel Management Limited 100%

* *Shangri-La Hotel, Zhongshan opened for business on 9 January 2004*

Chairman's Statement

On behalf of the Board of Directors, I present the eleventh Annual Report of Shangri-La Asia Limited.

GENERAL

The Group faced an unprecedented business situation in the first half of 2003. The outbreak of Severe Acute Respiratory Syndrome ("SARS") in late March 2003 led to a steep decline in travel volumes and hotel occupancies throughout most of the Asian region and had a material adverse effect on the Group's financial condition and operations for the first half of the year. The Group's operations in Asia, particularly occupancies, were adversely affected especially in the core markets of Hong Kong, Mainland China and Singapore. In response to this situation, management took immediate actions to minimise expenditures especially salaries, wages and discretionary costs, conserve cash resources and maintain sufficient banking facilities to fund capital commitments and working capital needs. With the progressive lifting of travel warnings issued by the World Health Organization in June 2003, air-travel volumes and hotel occupancies have recovered.

RESULTS

The consolidated profit attributable to shareholders for the year ended 31 December 2003 was US$72.7 million (earnings per share US3.33 cents) compared to US$63.4 million (earnings per share US2.91 cents) after restatement of profits for the year 2002.

As detailed in the Management Discussion and Analysis Section, net operating profit before non-operating items decreased from US$94.4 million in 2002 to US$50.5 million in 2003 largely on account of the impact of SARS. However, there was a net credit from non-operating items in 2003 of US$22.2 million compared to a net charge of US$31.0 million in 2002.

DIVIDENDS

The Directors recommend a final dividend of HK8 cents per share with a scrip alternative. With the interim dividend of HK6 cents per share paid in November 2003, the total dividend for 2003 is HK14 cents per share.

PROJECTS/RENOVATIONS

The Group has embarked on an extensive renovation programme for its major hotels to ensure that they are in excellent condition thus retaining their competitive advantage and preserving the integrity of the Group's brands. Major renovations at 10 hotels/resorts including Kowloon Shangri-La, Hong Kong, China World Hotel, Beijing, Shangri-La Hotel, Singapore, Shangri-La Hotel, Kuala Lumpur and Shangri-La Hotel, Bangkok have been completed in 2003. The fit-out of an additional 80 guestrooms at the Shangri-La Hotel, Qingdao has also been completed. The availability of renovated and upgraded facilities has been timed to coincide with the turn-around in business conditions in the region. The Group constantly strives to introduce new concepts. It has recently initiated the construction of state-of-the-art spa facilities in some of its hotels and resorts, and the first of these will be operational at the Shangri-La Hotel, Bangkok towards the end of May 2004.

In Mainland China, the Shangri-La Hotel, Zhongshan opened for business on 9 January 2004. The Shangri-La Hotel, Fuzhou is expected to open in late 2004 and an extension to the Pudong Shangri-La, Shanghai is expected to open in early 2005.

Chairman's Statement

The Group has also initiated planning and/or development work for new hotels to be built in Mainland China viz. Chengdu, Futian in Shenzhen, Ningbo, Xian and Guangzhou. Planning submissions for the hotel at Jingan Nanli, Shanghai are on-going. Land has also been acquired for a new hotel development in Guilin. The Group through its subsidiary in Thailand, has also commenced work on a new hotel project on its vacant land in Chiang Mai, Thailand. These new hotels are expected to progressively open for business from mid 2006 through end of 2007. By the end of 2007, it is envisaged that the number of operating hotels in which the Group has an equity interest will increase from 36 as at 31 December 2003 to 46.

MANAGEMENT CONTRACTS

In 2003, the Group signed 6 new hotel management contracts for hotels owned by third parties which included the successful rebranding of the Shangri-La Hotel, Sydney on 1 July 2003. The others are located in Cairns, New Delhi, Haikou (Mainland China), Kuala Lumpur and Doha and will open for business from late 2004 through mid 2006. In February 2004, the Group signed a management contract to operate the Traders Hotel, Suzhou in Mainland China which is expected to open in mid 2005. The Putrajaya Shangri-La, Malaysia in Kuala Lumpur and the Shangri-La Hotel, Dubai commenced operations on 4 February 2003 and 8 July 2003 respectively. Based on contracts executed to date, the number of operating hotels under management and owned by third parties will increase from 6 as at 31 December 2003 to 18 by mid 2006.

CORPORATE DEBT AND FINANCIAL CONDITIONS

Taking advantage of the liquidity in the banking system and with a view to address its capital commitment requirements, the Group executed 7 unsecured bilateral Hong Kong dollars loan agreements with individual banks in the second half of 2003 in a total amount of HK$2,600 million. These loans have a maturity of 5 years and their all-inclusive cost ranged between 50 to 55 basis points over HIBOR.

In February 2004, the Company, under an arrangement involving placement of existing shares and subscription top-up for new shares, issued 183,832,000 new shares at HK$7.4 per share to certain companies within the Kuok Group. The net proceeds from such issue were approximately HK$1,360 million. Immediately after such issue, the Group's net borrowings to shareholders' equity ratio reduced from 40.6% as at 31 December 2003 to 31.6%.

In March 2004, the Group issued zero coupon guaranteed convertible bonds due March 2009 in the aggregate principal amount of US$200 million with an initial conversion price of HK$9.25 per share of the Company (subject to adjustment). Unless previously redeemed, converted or purchased and cancelled, these bonds will be redeemed at 114.633 per cent. of their principal amount on the maturity date. The net proceeds from such issue amounted to approximately US$196.4 million.

Pending use of all these proceeds to finance the development of new hotels, primarily in Mainland China, such proceeds have been temporarily used principally to reduce the indebtedness of the Group or placed in short term deposits to minimise interest costs.

The Group has adequate cash resources to fund its development programmes.

PROSPECTS

Asia and in particular Mainland China has been the primary focus of the Group's business. However, the Group believes the presence in key markets which serve its hotels in Asia will reinforce its competitive position and improve the overall global awareness of its brands. To this end, it has actively pursued and successfully concluded management contract opportunities in Australia, South Asia (Maldives and India) and the Middle East. It also continues to prospect for suitable opportunities in key gateway cities in Europe and North America. The Group views these opportunities with strategic interest in not only underpinning the brand but also improving return on investments for shareholders.

Nevertheless, Mainland China will continue to be the primary choice for the Group's investments in hotels given the strong fundamentals of high annual GDP growth rates, growing disposable incomes, a very high year on year growth in domestic travel (by 10%) and international travel (by 8%). The Group is supplementing its investment plans by also seeking management contract opportunities which do not involve any equity commitment. The Group expects that this approach will help it to rapidly extend its network of hotels and maintain its brand dominance in a very important market. Further, as increasing numbers of Mainland Chinese travel overseas, the Group's hotels elsewhere in the region will also stand to benefit.

DIRECTORS

Mr KUOK Khoon Ho and Mr John David HAYDEN resigned from the Board on 1 February 2004.

Mr Kuok was appointed as an executive Director and Managing Director of the Company in September 1997 and was appointed as Deputy Chairman of the Company from October 2000 till August 2002. He remained as an executive Director of the Company thereafter.

Mr Hayden was appointed an executive Director of the Company in December 1997 till June 1999 following his retirement from the position of Managing Director and Chief Executive Officer of Shangri-La International Hotel Management Limited, the hotel management arm of the Group. He acted as a non-executive Director of the Company thereafter.

On behalf of the Board, I would like to thank Mr Kuok and Mr Hayden for their invaluable guidance and contributions to the Group.

ACKNOWLEDGEMENT

The Group has successfully managed to overcome the unprecedented challenges caused by the outbreak of SARS in the Asian region. On behalf of the Board, I would like to deeply acknowledge the sacrifices made by the management and staff of the Group during a very difficult period, and thank them for their loyalty, hard work, dedication and professionalism.

KUOK Khoon Loong, Edward
Chairman

Hong Kong, 29 March 2004

Management Discussion & Analysis

1. OPERATIONS REVIEW

The Group is organised into three main business segments:

Hotel operation	–	Ownership and operation of hotel business
Hotel management	–	Provision of hotel management and related services
Property rentals	–	Ownership and leasing of office, commercial and service apartments

The Group's turnover from operations is derived principally from hotel operations. Turnover from hotel operations has been affected in recent years by global and regional economic problems, political problems in some countries in the Asian region, security concerns and in 2003 by travel advisories issued by the World Health Organization ("WHO") and governments following the outbreak of Severe Acute Respiratory Syndrome ("SARS") in Hong Kong, Mainland China and other countries in South East Asia.

The outbreak of the SARS in late March 2003 led to an unprecedented decline in travel volumes, hotel occupancies and food and beverage spending throughout most of the Asian region and had a material adverse effect on the Group's financial condition and operations for the first half of 2003. The Group's operations in Asia, particularly occupancies, were adversely affected especially in the core markets of Hong Kong, Mainland China and Singapore. In response to the unprecedented business situation, management took immediate actions to minimise expenditures especially salaries, wages and discretionary costs, conserve cash resources and maintain sufficient banking facilities to fund capital commitments and working capital needs. With the progressive lifting of travel warnings issued by the WHO in June 2003, air-travel volumes and hotel occupancies have recovered. Overall weighted average yield for the year decreased by 11% compared to 2002.

The performance of the Group's investment properties showed improvement with the exception of the serviced apartments in Beijing and Shanghai, the commercial and office spaces in Changchun and Singapore; and the office spaces in Malaysia.



Shangri-La Hotel, Kuala Lumpur – Horizon Club

Revenue
For the year ended 31 December

	Combined Revenue by Trade				
	2003 US$ million	%	2002 US$ million	%	% Change
Hotel Operation	**696.3**	77%	775.9	79%	(10%)
Hotel Management	**8.3**	1%	9.2	1%	(9%)
Property Rentals	**196.9**	22%	191.0	20%	3%
Total	**901.5**	100%	976.1	100%	(8%)

Breakdown of Turnover
For the year ended 31 December

	SUBSIDIARIES			ASSOCIATED COMPANIES		
	2003 US$ Million	2002 US$ Million	% Change	**2003 US$ Million**	2002 US$ Million	% Change
Hotel Operation						
The People's Republic of China						
Hong Kong	**105.5**	137.5	(23%)	-	-	N/A
Mainland China	**149.6**	170.7	(12%)	**132.7**	155.2	(15%)
Singapore	**69.2**	79.7	(13%)	**15.2**	19.2	(21%)
The Philippines	**70.9**	72.5	(2%)	-	-	N/A
Malaysia	**63.2**	58.5	8%	**10.0**	4.6	116%
Thailand	**32.7**	33.6	(3%)	-	-	N/A
Fiji	**20.0**	18.9	6%	-	-	N/A
Indonesia	-	-	N/A	**22.4**	20.6	9%
Myanmar	**4.9**	4.9	(1%)	-	-	N/A
	516.0	576.3	(10%)	**180.3**	199.6	(10%)
Hotel Management	**8.3**	9.2	(9%)	-	-	N/A
Hotels Sub-total:	**524.3**	585.5	(10%)	**180.3**	199.6	(10%)
Property Rentals						
The People's Republic of China						
Mainland China	**5.1**	4.4	16%	**168.9**	164.6	3%
Singapore	**6.9**	6.6	6%	**8.1**	8.0	1%
Malaysia	**3.5**	3.5	-	**3.8**	3.4	12%
Thailand	**0.6**	0.5	18%	-	-	N/A
Properties Sub-total:	**16.1**	15.0	8%	**180.8**	176.0	3%
Total	**540.4**	600.5	(10%)	**361.1**	375.6	(4%)

Note: Revenue of the hotel management group is stated after elimination of revenue earned from fellow subsidiaries.

N/A Not Applicable

Management Discussion & Analysis

(a) Revenue

Hotel Operation

As at 31 December 2003, the Group has equity interest in 36 operating hotels.

The key performance indicators of the Group's hotels on a combined basis are as follows:

Country	2003 Weighted Average			2002 Weighted Average		
	Occupancy (%)	Transient Room Rate (US$)	RevPAR (US$)	Occupancy (%)	Transient Room Rate (US$)	RevPAR (US$)
The People's Republic of China						
Hong Kong	45	188	113	66	184	131
Mainland China	56	86	49	68	83	58
Singapore	56	105	63	68	108	72
The Philippines	59	92	57	58	93	56
Malaysia	58	59	36	57	58	33
Thailand	57	103	55	60	96	67
Fiji	63	92	60	72	77	55
Indonesia	39	92	32	36	101	31
Myanmar	37	34	12	39	34	12

Notes: (i) The room yields ("RevPAR") of hotels under renovation have been computed by excluding the number of rooms under renovation.

(ii) Combined Revenue is the aggregate of turnover of all operating subsidiaries and associated companies while consolidated revenues relate to operating subsidiaries only.



Kowloon Shangri-La, Hong Kong – Cafe Kool

The People's Republic of China ("PRC")

Hong Kong

Consolidated revenues of the two hotels decreased by 23% in 2003 largely due to a decline in RevPAR and food and beverage revenues following the outbreak of SARS in late March 2003. The Kowloon Shangri-La, Hong Kong completed its major renovations in October 2003 while the Island Shangri-La, Hong Kong commenced renovation of its guestrooms in July 2003. This is expected to be completed in early 2005.



Kowloon Shangri-La, Hong Kong - Lobby

Mainland China

Combined revenues decreased by 13% in 2003. All the hotels recorded a decline in RevPAR with the exception of the Shangri-La hotels in Hangzhou, Changchun and Harbin which registered an increase by 1%, 7% and 6%, respectively. The hotels located in Beijing, Shanghai and Shenzhen suffered most during the outbreak of SARS. Following the lifting of travel advisories, occupancies at most of the hotels recovered quickly especially at hotels in the provincial cities. The China World Hotel, Beijing and the Shangri-La Golden Flower Hotel, Xian, completed their major renovations in May 2003 and August 2003, respectively.

The Shangri-La Hotel, Beijing closed 480 guestrooms in August 2003 for renovation. The renovation programme is expected to be completed by early 2005. The fit-out of an additional 80 guestrooms at the Shangri-La Hotel, Qingdao was completed in April 2003.

Management Discussion & Analysis



Makati Shangri-La, Manila – Lobby

Singapore

Combined revenues of the three hotels recorded a decline of 15% principally due to the impact of SARS. The Traders Hotel, Singapore completed the renovation of its guestrooms in January 2004. The Shangri-La Hotel, Singapore completed a major refurbishment of its Valley Wing by end of October 2003. The RevPAR of these two hotels decreased by 14% and 9%, respectively. Shangri-La's Rasa Sentosa Resort, Singapore also recorded a decline in RevPAR by 15%. With improvement in arrivals and indications of recovery in the economy, these hotels are expected to improve their performance.

The Philippines

Consolidated revenues decreased marginally by 2%. Apart from the fall-out from the SARS epidemic, the hotels in the Philippines continue to experience some weakness in demand due to persistent security concerns and an uncertain investment climate. The Group's hotels in Manila continue to experience rate pressures. However, the resort in Mactan which completed the renovation of its guestrooms by end of October 2003, registered a RevPAR increase of 30%. The performance of this resort continues to be strong. Renovation of guestrooms at the Edsa Shangri-La, Manila is on-going and is expected to be progressively completed by the year end of 2004.

Malaysia

The consolidated revenue of all the subsidiaries increased by 8% due mainly to the contribution from the Shangri-La Hotel, Kuala Lumpur reflecting the on-going benefits of its extensive renovation programme completed in May 2003. The hotel increased its RevPAR by 21% compared to 2002. The Shangri-La Hotel, Penang also recorded an increase in RevPAR by 15% in a difficult market, driven by a steady improvement in demand for its newly renovated rooms. However, the performance of Shangri-La's Rasa Sayang Resort, Penang ("RSR") and Shangri-La's Golden Sands Resort, Penang was adversely affected by the Iraq war which discouraged long-haul travel and the outbreak of SARS. RSR completed its guestroom renovations in November 2003. Results of the Group's two resorts in Kota Kinabalu improved following an upturn in leisure demand from the regional and domestic markets during the second half of 2003. The RevPAR of Shangri-La's Tanjung Aru Resort, Kota Kinabalu ("TAH") and Shangri-La's Rasa Ria Resort, Sabah increased by 32% and 6%, respectively. Since the 40% equity interest in TAH was only acquired by the Group in July 2002, the revenues from this associated company increased by 116% compared to 2002. Renovation of guestrooms at this resort was completed by end of 2003.

Thailand

The Shangri-La Hotel, Bangkok recorded a decline in RevPAR of 17% for the year. However, the hotel experienced a good recovery especially in the last quarter and thereafter which was also facilitated by the completion of renovations of its main wing guestrooms. Construction of the hotel's spa commenced in early December and will be completed by end of May 2004.

Fiji

Consolidated revenues of the two hotels increased by 6% in line with an 8% increase in the weighted average RevPAR. Shangri-La's Fijian Resort, Yanuca commenced the renovation of its Lagoon Wing guestrooms in November 2003 which is expected to be completed in late 2004.

Indonesia and Myanmar

The hotels in Jakarta and Yangon continue to suffer on account of the political and economic problems facing Indonesia and Myanmar. The Shangri-La Hotel, Jakarta has commenced a soft refurbishment of its horizon floor guestrooms in October 2003 which is expected to be completed in the second half of 2004.



Shangri-La Hotel, Sydney – Exterior

Management Discussion & Analysis

Hotel Management

The hotel management arm of the Group, SLIM International Limited and its subsidiaries (the "SLIM Group"), provides hotel management and/or technical consultation and project management services for hotels under development or renovation and hotel management and marketing services for operating hotels. The SLIM Group has hotel management and/or technical consultation and project management services contracts in respect of all the Group's hotels with the exception of the Portman Ritz-Carlton Hotel, Shanghai. As at 31 December 2003, it also had hotel management contracts in respect of 6 operating hotels and technical services and hotel management contracts in respect of 12 hotel projects owned by third parties in Australia, Mainland China, Malaysia, the Philippines, Taiwan, United Arab Emirates, Sultanate of Oman, Maldives, Qatar and India.

Due to the poor performance of the operating hotels for reasons set out earlier and also due to the opening of new overseas sales and/or reservation offices in Guangzhou, Melbourne, Dubai and Kuala Lumpur, the hotel management group's profit before tax and before elimination for consolidation for 2003 was US$0.7 million compared to US$6.9 million in 2002.



Shangri-La's Tanjung Aru Resort, Kota Kinabalu – Swimming pool

Property Rentals

The Group's principal investment properties are located in Shanghai and Beijing and owned by associated companies. Yields of the commercial space in these two cities registered increases ranging from 4% at the Shanghai Centre to 16% at the Phase II of the China World Trade Center ("CWTC"). Yields of the office space in Beijing registered a 2% to 4% increase but the emergence of competitive supply led to a decline in the yields of the serviced apartments ranging between 3% to 28%. Yields of the serviced apartments in the Shanghai Centre recorded a marginal growth of 1% but those at the Shanghai Kerry Centre recorded a decline of 6%. Yields of the office space in the Shanghai Kerry Centre increased by 21% but the increase in total office leasable area at the Shanghai Centre led to a decrease in occupancy and yields by 6% and 7%, respectively.



Shangri-La Hotel, Wuhan – Shang Palace Restaurant

The serviced apartments in the Century Tower, Dalian recorded a 12% increase in yields with the occupancy rate increasing to 59% from 49% in 2002.

Weighted average yields of the serviced apartments in Singapore increased by 5%. Yields of the commercial space in Tanglin Mall and the office space in Tanglin Place registered a decline by 5% and 17%, respectively.

In Kuala Lumpur, the yields of the serviced apartments remained constant. The yields of the commercial space increased by 2% while the yields of the office space recorded a decline of 5%. In Johor Bahru, the property recorded yield improvements for its commercial and office space of 9% and 8%, respectively.

Yields of the office space in Bangkok registered an increase of 8%.

(b) Consolidated Profits

Consolidated profits attributable to shareholders for 2003 increased to US$72.7 million from US$63.4 million after incorporating the financial effects of the following:

(a) The high component of fixed operating costs in the hotel business. In the context of a decrease in revenues, the impact of these costs on profits is exacerbated.

(b) Increased depreciation charge relative to 2002 arising from:

  (i) Completion of major renovations at the Group's hotels.

  (ii) Reversal of depreciation over provided in earlier years in 2002, in respect of Shangri-La Hotel, Singapore; and

  (iii) Realignment of depreciation policy in respect of the Fiji hotels.

(c) Increase in interest costs of corporate borrowings by US$5.3 million.

(d) Net credit of all non-operating items of US$22.2 million compared to a net charge of US$31.0 million in 2002.

Management Discussion & Analysis

The detailed breakdown of the profits is as follows:

Consolidated Profit Attributable to Shareholders
For the year ended 31 December

	2003 US$ million	2002 US$ million	% Change
Company & Subsidiaries			
Hotel Operation			
Hong Kong	**12.5**	28.1	(56%)
Mainland China	**28.8**	29.7	(3%)
Singapore	**9.8**	24.0	(59%)
The Philippines	**9.8**	11.0	(11%)
Malaysia	**2.6**	2.0	27%
Thailand	**4.9**	6.3	(22%)
Fiji	**0.7**	4.5	(84%)
Myanmar	**(1.2)**	(2.4)	51%
	67.9	103.2	(34%)
Property Rentals			
Mainland China	**1.6**	0.1	2,515%
Singapore	**1.3**	1.7	(21%)
Malaysia	**0.4**	0.6	(36%)
Thailand	**0.1**	0.1	(22%)
	3.4	2.5	36%
Hotel Management	**(0.2)**	6.0	NM
Associated Companies			
Hotel Operation			
Mainland China	**4.7**	5.2	(11%)
Singapore	**–**	0.6	NM
Malaysia	**0.3**	0.3	40%
Indonesia	**(0.3)**	(0.2)	(79%)
	4.7	5.9	(21%)
Property Rentals			
Mainland China	**18.5**	16.8	11%
Singapore	**0.5**	1.0	(53%)
Malaysia	**0.4**	0.3	42%
	19.4	18.1	7%
Operating Profit After Tax	**95.2**	135.7	(30%)
Less:			
– Corporate expenses net	**(4.5)**	(6.4)	29%
– Net interest expenses on corporate borrowings	**(40.2)**	(34.9)	(15%)
Profit before Non-Operating Items	**50.5**	94.4	(46%)
Non-Operating Items:			
– Net realised and unrealised gains/(losses) on other investments and provision for long-term investments	**17.1**	(5.4)	NM
– Discarding of fixed assets due to hotels renovations	**(13.9)**	(3.8)	(269%)
– Provision for impairment losses on other land and project under development	**(9.5)**	(13.3)	28%
– Surplus/(deficit) on valuation of investment properties	**22.6**	(12.9)	NM
– Amortisation of negative goodwill	**5.9**	5.2	14%
– Loss on disposal of 0.75% interest in a subsidiary	**–**	(0.8)	NM
	22.2	(31.0)	NM
Profit attributable to shareholders of the Group	**72.7**	63.4	15%

Notes:

1. Interest expenses of operating units' bank borrowings and deferred tax provision are included in operating results.

2. All balances stated are net of share of minority interests.

3. Profit of the hotel management group is stated before elimination of revenue earned from fellow subsidiaries and operating results of the subsidiaries are stated before elimination of management fees charged by the hotel management group.

NM: Not Meaningful

(c) Consolidated Net Asset Value and Gearing Ratio

The Group has changed an accounting policy following its adoption of the revised Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 12 "Income Taxes" issued by the Hong Kong Society of Accountants ("HKSA") which became effective for accounting periods commencing on or after 1 January 2003. Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. However, in prior years, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future. The balance of negative goodwill was also restated as a result of the restatement of the fair value of deferred tax liabilities on the date of acquisition of subsidiaries and associated companies. This change in accounting policy has been applied retrospectively so that the Group's consolidated net asset value as at 31 December 2002 has been reduced by US$337.1 million by way of restatement of the accounts. Substantial amount of the additional



Shangri-La Hotel, Singapore – Lobby of the Valley Wing

Management Discussion & Analysis

provision relates to the full effect of temporary differences arising from depreciation of fixed assets and revaluations of the investment properties. The Group believes that most of the provisions will not crystalise in the foreseeable future and thus will not create substantial burden to the Group's operating cash flow as:

1. The temporary differences arising from depreciation of fixed assets are not expected to reverse in the foreseeable future; and

2. The temporary differences relating to the surplus arising from the revaluation will not materialise as the management intends to operate the investment properties which include hotels on a long-term basis.

As a result of the downward adjustment to the consolidated net assets value, the Group's net borrowings to shareholders' equity ratio (the "Gearing Ratio") as at 31 December 2002 has been restated to 39.7% from 35.0%. The Gearing ratio as at 31 December 2003 was 40.6%

2. CORPORATE DEBT AND FINANCIAL CONDITIONS

Taking advantage of the liquidity in the banking system and with a view to address its capital commitment requirements, the Group executed 7 unsecured bilateral Hong Kong dollars loan agreements with individual banks in the second half of 2003 in a total amount of HK$2,600 million. These loans have a maturity of 5 years and their all-inclusive cost ranged between 50 to 55 basis points over HIBOR. With these facilities in place, the Group prepaid by October 2003, the outstanding balance under a US$400 million dual currencies loan agreement which carried a higher interest rate. These new loans have served to push out loan maturities, benefited the Group in terms of interest arbitrage and have augmented funding capacity for the Group's development efforts.

As at 31 December 2003, the operating subsidiaries in Mainland China have unsecured Renminbi loan agreements with individual banks for a total amount of RMB891 million to provide funding to meet their capital commitments. The subsidiary in Zhongshan, Mainland China also executed a 7 year bank loan agreement for RMB310 million to meet outstanding construction payments and for general working capital purposes.

The Group has satisfactorily complied with all covenants under its loan agreements.

In February 2004, the Company under an arrangement involving placement of existing shares and subscription top-up for new shares issued 183,832,000 new shares at HK$7.4 per share to certain companies within the Kuok Group. The net proceeds from such issue were approximately HK$1,360 million. Immediately after such issue, the Group's net borrowings to shareholders' equity ratio reduced from 40.6% as at 31 December 2003 to 31.6%.

In March 2004, the Group issued zero coupon guaranteed convertible bonds due March 2009, in the aggregate principal amount of US$200 million with an initial conversion price of HK$9.25 per share of the Company (subject to adjustment). Unless previously redeemed, converted or purchased and cancelled, these bonds will be redeemed at 114.633 per cent of their principal amount on the maturity date. The net proceeds from such issue were approximately US$196.4 million.

Management Discussion & Analysis

The analysis of loans outstanding as at 31 December 2003 is as follows:

	Maturities of Bank Loans, Overdrafts and Other Borrowings Contracted as at 31 December 2003				
			Repayment		
(US$ million)	Within 1 year	In the 2nd year	In the 3rd to 5th year	After 5 years	Total
Unsecured					
Corporate bank loans	–	–	941.0	–	941.0
Project bank loans and overdrafts	144.4	50.8	31.7	13.7	240.6
Floating rate notes	17.6	–	–	–	17.6
	162.0	50.8	972.7	13.7	1,199.2
Secured					
Project bank loans and overdrafts	16.0	–	–	–	16.0
Total Borrowings	178.0	50.8	972.7	13.7	1,215.2
Undrawn but Committed facilities					
Bank loans and overdrafts	104.4	9.8	228.0	-	342.2

The currency-mix of the borrowings and cash and bank balances as at 31 December 2003 is as follows:

(US$ million)	Borrowings	Cash and Bank Balances
In Hong Kong dollars	952.6	6.2
In Singapore dollars	149.6	2.8
In Malaysian Ringgit	48.6	2.4
In Renminbi	55.3	32.4
In US dollars	9.1	79.0
In Thai Baht	–	12.9
In Philippine Pesos	–	5.3
In Fiji dollars	–	9.1
In other currencies	–	0.2
	1,215.2	150.3

The borrowings in Hong Kong dollars, Singapore dollars, Malaysian Ringgit and United States dollars are at variable rates of interest at spreads over HIBOR, Swap Rate/Money Market Rate, Cost of Funds and SIBOR, respectively. The loans in Renminbi are at rates specified by The People's Bank of China from time to time.

As at 31 December 2003, of the Group's cash and bank balances, US$63.8 million (2002: US$79.9 million) were kept in Mainland China, Malaysia, Thailand, the Philippines and Myanmar. The remittance of funds out of these countries is subject to rules and regulations of foreign exchange control promulgated by the governments of the respective countries.

Management Discussion & Analysis

The Group executed guarantees in favour of banks for securing banking facilities to an associated company. The utilised amount of such facilities covered by the Group's guarantees for the associated company as at 31 December 2003 amounted to US$10.0 million (2002: US$44.8 million for four associated companies).

3. TREASURY POLICIES

The treasury policies followed by the Group aim to:

(a) Minimise Interest Risk

This is accomplished in the loan re-financing and loan negotiation process, and in ensuring that surplus funds from operations are made available to the corporate treasury to reduce the debt exposure. During the year, the Group executed an aggregate of HK$2,600 million five-year unsecured bilateral Hong Kong dollars loan agreements with individual banks. Part of the funds available under these new facilities have been used to prepay the outstanding loan under a US$400 million loan agreement which carried a higher interest rate. In February 2004, the Group raised approximately HK$1,360 million additional funds by issuing new shares. In March 2004, the Group raised approximately US$196.4 million by issuing zero coupon guaranteed convertible bonds maturing in 2009 with a yield to maturity of 2.75% per annum. Pending use of these proceeds to finance development of new hotels of the Group, primarily in Mainland China, such proceeds have been temporarily used principally to reduce the borrowings or placed in short term bank deposits to minimise interest costs. The Group has also sought to hedge its medium term interest rate risk by entering into HIBOR interest rate swap contracts. As at 31 December 2003, the Group had executed three-year contracts for an aggregate principal amount of HK$4,916 million and four-year contracts for an aggregate principal amount of HK$500 million at fixed interest rates ranging between 3.735% to 5.74% per annum. The interest cover continues through December 2006.



Shangri-La's Tanjung Aru Resort, Kota Kinabalu – Exterior

(b) Minimise Currency Risk

The Group has an economic hedge in terms of currency risk to the extent that most of the properties in Hong Kong, Mainland China, Singapore and Malaysia derive their revenue (and the expenses associated therewith) in local currencies. In addition, a substantial portion of the hotels' room revenues in the Philippines, Thailand and Indonesia are priced in United States Dollars. Revenues in Indonesia are also immediately converted into United States dollars upon realisation, to the maximum extent possible.

The Group attempts to align the currencies of its loan portfolio with the currency mix of the Group's investments and revenues in various countries. During the year, subsidiaries in Mainland China have obtained new bank loan facilities in an aggregate amount of RMB991 million to finance project development and working capital requirements. Together with facilities contracted earlier, the total bank loans contracted aggregate RMB1,201 million. A subsidiary in Malaysia has also obtained a new bank loan facility of Malaysian Ringgit 35 million to finance its renovation project.

The Group has not felt it appropriate to substantially hedge against currency risks through forward exchange contracts on a consideration of the currency risks involved and the cost of obtaining such cover.

4. FIXED ASSET VALUATIONS

(a) Fixed Assets values* – by Geographical Area

	2003		2002	
	US$ million	%	*US$ million*	%
The People's Republic of China				
Hong Kong	**715**	15%	694	15%
Mainland China	**2,123**	44%	1,961	43%
Singapore	**721**	15%	680	15%
The Philippines	**478**	10%	522	11%
Malaysia	**425**	9%	412	9%
Thailand	**168**	4%	147	3%
Fiji	**73**	1%	64	2%
Indonesia	**33**	1%	31	1%
Myanmar	**37**	1%	37	1%
Total	**4,773**	100%	4,548	100%

* Including total fixed assets value owned by subsidiaries and the effective interest share of fixed assets value owned by associated companies.

(b) Independent Valuation of Properties

With the exception of properties held on leases of which the unexpired term is 20 years or less, all investment properties including hotels are stated at professional valuations carried out by the following independent firms of professional valuers as at 31 December 2003:



Shangri-La Hotel, Singapore – Guestroom of the Valley Wing

CB Richard Ellis Limited, DTZ Debenham Tie Leung Limited and Chesterton Petty Limited	:	For properties in Mainland China
CB Richard Ellis Limited	:	For properties in Hong Kong, the Philippines, Thailand, Fiji, Indonesia and Myanmar
CB Richard Ellis (Pte) Ltd., Colliers International Consultancy & Valuation (Singapore) Pte Ltd and DTZ Debenham Tie Leung (SEA) Pte Limited	:	For properties in Singapore
W.M. Malik & Kamaruzaman and CH Williams Talhar & Wong Sdn Bhd	:	For properties in Malaysia

The Financial Accounting Standards Committee of the HKSA has recently confirmed that hotel properties can be accounted for under SSAP 13 "Investment Property". As such, the Group's hotel properties are reclassified under investment properties and are independently revalued at 31 December 2003. Changes in the value of these properties are dealt with on a portfolio basis. The valuations of all the investment properties (including hotel properties) made in the current year end resulted in a surplus of US$25.0 million before adjustment of minority interests (US$22.6 million after minority interests) being credited to the 2003 profit and loss account. In addition, the Group has made a provision of US$9.5 million for impairment losses on other land in 2003.

5. OTHER INVESTMENTS

The Group continued to gradually dispose its investment portfolio in marketable securities. In 2003, this disposal for US$8.9 million recorded realised gains of US$0.7 million (both before and after adjustment of minority interests). Dividend income from these marketable securities of US$1.4 million (both before and after adjustment of minority interests) was recorded in 2003.

As at 31 December 2003, the market value of the Group's investment portfolio was US$48.8 million which included unrealised gains of US$17.7 million before adjustment of minority interests (US$16.4 million after minority interests). The investment portfolio included 13,195,055 ordinary shares in the Company ("such SA shares") with a market value of US$12.3 million held by a wholly owned subsidiary of Shangri-La Hotel Public Company Limited, Thailand ("SHPCL"), one of the principal subsidiaries of the Group which is listed on the Stock Exchange of Thailand. Such SA shares were held by that wholly owned subsidiary of SHPCL before the Company acquired the controlling interests in it in late 1999. The Company has undertaken, subject to market conditions, to use its reasonable endeavours to procure SHPCL to dispose all such SA shares to parties independent of the Kuok Group. The investment portfolio also included 20,602,589 ordinary shares in Kerry Properties Limited with a market value of US$26.8 million as at 31 December 2003.

Subsequent to the year end and up to the date of this report, the Group disposed part of its investment portfolio for US$8.0 million and recorded realised gains of US$1.6 million (both before and after adjustment of minority interests).

6. MANAGEMENT STRATEGIES

General

Asia and in particular Mainland China has been the primary focus of the Group's business. However, the Group believes the presence in key markets which serve its hotels in Asia will reinforce its competitive position and improve the overall global awareness of its brands. To this end, it has actively pursued and successfully concluded management contract opportunities in Australia, South Asia (Maldives and India) and the Middle East. It also continues to prospect for suitable opportunities in key gateway cities in Europe and North America. The Group views these opportunities with strategic interest in not only underpinning the brand but also improving return on investments for shareholders.

Management Discussion & Analysis

Nevertheless, Mainland China will continue to be the primary choice for the Group's investments in hotels given the strong fundamentals of high annual GDP growth rates, growing disposable incomes, a very high year on year growth in domestic travel (by 10%) and international travel (by 8%). The Group is supplementing its investment plans by also seeking management contract opportunities which do not involve any equity commitment. The Group expects that this approach will help it to rapidly extend its network of hotels and maintain its brand dominance in a very important market. Further, as increasing numbers of Mainland Chinese travel overseas, the Group's hotels elsewhere in the region will also stand to benefit.

Renovation Programmes

The Group has embarked on an extensive renovation programme for its major hotels to ensure that they are in excellent condition thus retaining their competitive advantage and preserving the integrity of the Group's brands.

Major renovations at the following hotels have been completed in 2003:

- Kowloon Shangri-La, Hong Kong
- China World Hotel, Beijing
- Shangri-La Golden Flower Hotel, Xian
- Shangri-La Hotel, Singapore (Valley Wing)
- Shangri-La's Mactan Island Resort, Cebu
- Shangri-La Hotel, Kuala Lumpur
- Shangri-La Hotel, Penang
- Shangri-La's Rasa Sayang Resort, Penang
- Shangri-La's Tanjung Aru Resort, Kota Kinabalu
- Shangri-La Hotel, Bangkok

The fit-out of an additional 80 guestrooms at the Shangri-La Hotel, Qingdao has also been completed in the year.

Major renovations are on-going at the following hotels and are expected to be progressively completed in 2004:

- Edsa Shangri-La, Manila
- Shangri-La's Fijian Resort, Yanuca
- Shangri-La Hotel, Jakarta

Shangri-La Hotel, Beijing and Island Shangri-La, Hong Kong will complete renovation of its guestrooms in early 2005.

The Group will constantly assess the need to renovate or upgrade the hotels' facilities and introduce new concepts. The Group has initiated the construction of state-of-the-art spa facilities in some of its hotels and resorts.

All renovations are being scheduled to minimise inconvenience to hotel guests and restrict loss of revenue. The availability of renovated and upgraded facilities has been timed to coincide with the turn-around in business conditions in the region.

The other renovations to be completed in 2004 include:

- Shangri-La Hotel, Singapore (renovation of coffee garden and ballroom)
- Shangri-La's Rasa Sentosa Resort, Singapore (installation of spa and renovation of food and beverage facilities)
- Shangri-La Hotel, Penang (renovation of coffee garden and other facilities)
- Shangri-La's Rasa Ria Resort, Sabah (guestrooms renovation)
- Shangri-La Hotel, Bangkok (installation of spa)
- Makati Shangri-La, Manila (renovation of some food and beverage facilities)

Estimated expenditure of all subsidiaries amounting to US$71.9 million for renovation and other projects currently on-going and to be commissioned in 2004 will be mainly financed from operating cash flows of the individual hotels, supplemented by locally contracted short term bank loans where appropriate.

New Projects

In Mainland China, the Shangri-La Hotel, Zhongshan opened for business on 9 January 2004. The Group currently has under advanced implementation of a new hotel viz. the Shangri-La Hotel, Fuzhou (expected to open in late 2004) and an extension to the Pudong Shangri-La, Shanghai ("SLPU") (expected to open in early 2005). As at 31 December 2003, the Group has already invested US$62.2 million in these two projects. The future incremental costs to complete these two projects are estimated at US$115.8 million and will be mainly financed by project loans and the operating surplus of SLPU (in respect of its extension).

The Group has also initiated planning and/or development work for new hotels to be built in Mainland China viz. Chengdu, Futian in Shenzhen, Ningbo, Xian and Guangzhou. Planning submissions for the hotel at Jingan Nanli, Shanghai are on-going. Land has also been acquired for a new hotel development in Guilin. The Group through its subsidiary in Thailand, SHPCL, has commenced development work for a new hotel project on it's vacant land in Chiang Mai, Thailand. These new hotels are expected to progressively open for business from mid 2006 through end of 2007. As at 31 December 2003, the Group has invested US$116.7 million in these projects. The Group's commitments to complete these projects are estimated at US$684.6 million. These will be mainly financed by the funds recently raised from issue of new shares of the Company and convertible bonds, operating surpluses, the available undrawn borrowing facilities and locally contracted project loans, where appropriate.

By the end of 2007, it is envisaged that the number of operating hotels in which the Group has an equity interest will increase from 36 (including Portman Ritz-Carlton Hotel, Shanghai) as at 31 December 2003 to 46 and the corresponding room inventory will increase from 18,852 to approximately 24,498 rooms.

China World Trade Center Ltd, an associated company of the Group, has initiated development work of Phase III of the CWTC complex in Beijing. The cost of the proposed development which is estimated at US$800 million will be financed by a subsidiary of this associated company, through internally and externally sourced funds. It is expected that there will be no demand on the Group's cash resources arising from this project.

Management Contracts

In 2003, the Group signed 6 new hotel management contracts for hotels owned by third parties which included the successful rebranding of the Shangri-La Hotel, Sydney on 1 July 2003. The other contracts concern the following developments:

- Shangri-La Hotel, the Marina in Cairns (to be rebranded around August 2004)
- Shangri-La Hotel, New Delhi (to be opened by end of 2004)
- Shangri-La Hotel & Spa, Haikou (to be opened in mid 2005)
- Traders Hotel, Kuala Lumpur (to be opened in mid 2005)
- Shangri-La Hotel, Doha (to be opened in mid 2006)

The Group terminated the following management contracts for hotels under development in Mainland China:

- In August 2003 for a Traders hotel in Shijiazhuang
- In late March 2004 for a Shangri-La hotel in Zhengzhou

The termination was caused by a change in the ownership structure of the developer in one case and inordinate delays in project implementation in another.

The Putrajaya Shangri-La, Malaysia in Kuala Lumpur and the Shangri-La Hotel, Dubai commenced operations on 4 February 2003 and 8 July 2003, respectively.

As at 31 December 2003, the Group has hotel management and technical services contracts with 6 operating hotels and 12 hotel projects owned by third parties. The technical services contracts cover the pre-opening phase of the hotels and are structured to provide the owner with recommendations on the design of the hotels and its facilities so as to conform to the Group's design guidelines and quality standards.

In February 2004, the Group signed a management contract to operate the Traders Hotel, Suzhou in Mainland China which is expected to open in mid 2005.

Upon completion of all the above hotel projects, the number of operating hotels under management and owned by third parties will increase from 6 as at 31 December 2003 to 18 by mid 2006 and the corresponding room inventory will increase from 1,940 to approximately 6,565 rooms.

Technology

The Group is in the process of a major upgrade of its information technology infrastructure. A state-of-the-art Central Reservations System will be on-line by the end of March 2004. Interface with Global Distribution Systems and the shangri-la.com website for reservations will also be implemented in the year 2004. With these, the Group will have the most technologically advanced and integrated reservations system ensuring consistency and rate integrity across all booking channels. The Group will also begin upgrade of the Property Management System at its hotels to the latest technology that will integrate seamlessly with the Central Reservations System. A group-wide Sales & Catering, and Sales Force Automation System will also be rolled out beginning in 2004. It will enable the hotels and Regional Sales Offices to share sales leads, consolidate and track revenues from the customers, and streamline the sales processes. Other major technology initiatives currently under process include wired and wireless broadband internet access in public areas and rooms, a new Materials Management System, an integrated Human Resources System, and upgrade of the Point-of-Sale system. There is a comprehensive three-year plan to upgrade the technology infrastructure in the Group to enable it to maximise its revenue potential, improve staff productivity and enhance customer relations.

Personnel

As at 31 December 2003, the Company and its subsidiaries had approximately 16,300 employees. Salaries are maintained at competitive levels under which bonuses are based on an evaluation of efforts and the financial performance of the business units with reference to goals set. Other benefits include provident fund, insurance and medical cover, housing and share option schemes. The Group has extensive training programmes to ensure its employees have the skills and knowledge to be the best in their fields. Its in-house training programmes emphasise service attitudes, organisational values and job enrichment and instill in its employees the philosophy of "Shangri-La Hospitality from Caring People". In-house training is supplemented by retaining outside professional training agencies. The Remuneration Committee of the Board of Directors reviewed matters relating to the compensation and the incentives proposed for senior management and executive Directors of the Company.

Share Option Scheme

At the Special General Meeting of the Company held on 24 May 2002, the shareholders of the Company approved the adoption of a new share option scheme (the "New Option Scheme") and the termination of the operation of the executive share option scheme adopted by the shareholders of the Company on 16 December 1997 (the "Executive Option Scheme") (such that no further options shall thereafter be offered under the Executive Option Scheme but in all other respects the provisions of the Executive Option Scheme shall remain in full force and effect).

No new option has been granted during the year and up to the date of this report. No option has been exercised so far.

As of this date, options outstanding under the two option schemes are as follows:

	Executive Option Scheme			**New Option Scheme**
Grant Date	**1 May 1998**	**15 January 2000**	**15 January 2001**	**29 May 2002**
Balance	12,278,861	7,859,463	4,589,521	16,320,000
Exercise price per option share	HK$8.26	HK$8.82	HK$8.18	HK$6.81



Shangri-La Hotel, Bangkok – Krungthep Deluxe Suite

Report of the Directors

The Directors submit their report together with the audited accounts for the year ended 31 December 2003.

PRINCIPAL ACTIVITIES AND GEOGRAPHICAL ANALYSIS OF OPERATIONS

The principal activity of the Company is investment holding.

The principal activities of the Company's subsidiaries are the ownership and operation of hotels and associated properties and the provision of hotel management and related services. The Company's subsidiaries are also the registered proprietors of various trademarks and service marks in various countries, including the brand names "Shangri-La", "Traders", "Rasa", "Summer Palace" and "Shang Palace" and related devices and logos.

The principal activities of the Company's associated companies are the leasing of office, commercial, residential and exhibition hall space and serviced apartments as well as the ownership and operation of hotels.

An analysis of the Group's performance for the year by geographical and business segments is set out in note 2 to the accounts.

RESULTS AND APPROPRIATIONS

The results for the year are set out in the consolidated profit and loss account on page 62.

The details of dividends paid and proposed during the year are set out in note 8 to the accounts.

RESERVES

The movements in reserves during the year are set out in notes 23 and 24 to the accounts.

DONATIONS

Charitable donations and other donations made by the Group during the year amounted to US$22,000.

FIXED ASSETS

The details of movements in fixed assets during the year are set out in note 12 to the accounts.

PRINCIPAL PROPERTIES

The details of the principal investment properties are set out in note 34 to the accounts.

SHARE CAPITAL

The details of share capital are set out in note 21 to the accounts.

SUBSIDIARIES AND ASSOCIATED COMPANIES

The details of the Company's principal subsidiaries and associated companies are set out in note 33 to the accounts.

PARTICULARS OF BANK LOANS, OVERDRAFTS AND OTHER BORROWINGS

The particulars of bank loans, overdrafts and other borrowings as at 31 December 2003 are set out in notes 20 and 27 to the accounts.

RESULTS, ASSETS AND LIABILITIES

The results, assets and liabilities of the Group for the last five financial years are set out on page 124.

DIRECTORS

The Directors who held office during the year and up to the date of this report were:

Mr KUOK Khoon Loong, Edward *(Chairman)*	(appointed as Director on 21 March 2003 and as Chairman on 1 August 2003)
Mr YE Longfei *(Deputy Chairman)*	(resigned as Chairman and appointed as Deputy Chairman on 1 August 2003)
Mr Giovanni ANGELINI	
Mr LUI Man Shing	
Mr NG Si Fong, Alan	
# Madam KUOK Oon Kwong	
# Mr HO Kian Guan	
# Mr LEE Yong Sun	
# Mr Roberto V. ONGPIN	(appointed as Director on 22 August 2003)
+ Mr Alexander Reid HAMILTON	
+ Mr TOW Heng Tan	(appointed as Director on 1 January 2003)
+ Mr Timothy David DATTELS	(appointed as Director on 1 February 2004)
# Mr HO Kian Cheong *(Alternate to Mr HO Kian Guan)*	
Mr Thaddeus Thomas BECZAK	(resigned as Director on 30 May 2003)
Mr KUOK Khoon Ho	(resigned as Director on 1 February 2004)
Mr John David HAYDEN	(resigned as Director on 1 February 2004)

\# *Non-executive Directors*
\+ *Independent Non-executive Directors*

Mr Giovanni ANGELINI, Mr LUI Man Shing and Mr HO Kian Guan retire by rotation in accordance with Bye-Law 99(A) and Mr Roberto V. ONGPIN and Mr Timothy David DATTELS retire in accordance with Bye-Law 102(B) of the Company's Bye-Laws. All retiring Directors, being eligible, offer themselves for re-election.

Report of the Directors

BIOGRAPHICAL DETAILS OF DIRECTORS

Executive Directors

Mr KUOK Khoon Loong, Edward, aged 51, is the Chairman of the Company. He was appointed as an executive Director of the Company in March 2003 and was appointed as the Chairman of the Company in August 2003. He is also the Chairman and Managing Director of Shangri-La International Hotels (Pacific Place) Limited and Shangri-La Hotel (Kowloon) Limited and a Vice Chairman of Kerry Holdings Limited. Mr Kuok is also the Chairman of the Boards of EDSA Properties Holdings Inc. and Kuok Philippine Properties, Inc. He has been with the Kuok Group since 1978. He has a Master's degree in Economics from the University of Wales in the United Kingdom. Mr Kuok is a brother of Madam Kuok Oon Kwong.

Mr YE Longfei, aged 62, is the Deputy Chairman of the Company. He was appointed as an executive Director of the Company in December 1997 and was the Chairman of the Company from October 2000 to August 2003. He is also the Chairman of Kerry Holdings (China) Co., Ltd. and a Director of Kerry Beverages Limited and Kerry Holdings Limited. Prior to joining the Kuok Group, Mr Ye was the Chief Executive of the "Shanghai Desk" in Hong Kong, a co-operative arrangement between the Shanghai Municipal Government and Arthur Andersen & Co. (HK), from 1991 to 1995. Before taking up his assignment in Hong Kong, Mr Ye had served in various positions in the Shanghai Municipal Government. Mr Ye graduated from the Shanghai Fudan University in physics and is a graduate of the research institute of physics at the Shanghai Fudan University.

Mr Giovanni ANGELINI, aged 58, was appointed as an executive Director of the Company in June 1999. He joined the Shangri-La Asia Group in August 1993 and at present, is the Managing Director and Chief Executive Officer of Shangri-La International Hotel Management Limited and a Director of a number of companies within the Shangri-La Asia Group. Previously, he was the Vice President, Operations of Shangri-La Hotels and Resorts and the General Manager of Island Shangri-La, Hong Kong. Mr Angelini graduated from The Institute Volonta (University of Rome) in Business Administration. He is an experienced hotel/hospitality industry operator and during his past 39 years in the industry, he has managed quality hotels in Hong Kong, Singapore, Korea, Mexico, Bermuda and in his native country, Italy.

Mr LUI Man Shing, aged 60, was appointed as an executive Director of the Company in March 2002. Mr Lui joined the Kuok Group in 1977. He was previously Managing Director of Kerry (Thailand) Co. Ltd. and Shangri-La Hotel Public Company Limited ("SHPCL"), both companies incorporated in Thailand. SHPCL is a company listed on the Stock Exchange of Thailand. In 1992, Mr Lui returned to Hong Kong to oversee the planning and development of the Kuok Group's investments and hotel projects in China. At present, he is the Vice Chairman of SHPCL, the Managing Director of Kerry Beverages Limited and a Director of a number of companies within the Shangri-La Asia Group and the Kuok Group (including Kerry Holdings Limited and Kerry Trading Co. Limited).

Mr NG Si Fong, Alan, aged 50, was appointed as an executive Director of the Company in August 2002. Mr Ng is currently the Senior Group Director of Projects of Shangri-La International Hotel Management Limited, overseeing the Shangri-La Asia Group's new hotel developments and the refurbishment of existing hotels. Prior to taking up the current position in March 2002, Mr Ng was the Project Director of Kerry Properties (H.K.) Limited and a Director of Kerry Project Management (H.K.) Limited, both wholly-owned subsidiaries of Kerry Properties Limited. He joined the Kerry Group in 1990 and has since handled over twenty project developments, many of which have been the Kerry Group's signature projects, including hotels, top-end luxury residential developments and grade A commercial properties. Mr Ng is a chartered engineer by profession and has over 25 years of experience in design, construction and project management of various types of building and civil engineering projects.

Non-executive Directors

Madam KUOK Oon Kwong, aged 57, was appointed as a non-executive Director of the Company in November 1999. She is an Advocate & Solicitor (Barrister-at-Law) from Gray's Inn, London. In 1986, she was appointed Company Secretary of Shangri-La Hotel Limited, Singapore ("SHL"). This appointment enabled her to gain experience in handling the corporate and legal affairs of a listed company and also in hotel operations. In 1988, she joined the Board of SHL and is currently its Executive Chairman. Madam Kuok is also a Director of a number of companies within the Shangri-La Asia Group including Shangri-La Hotel Public Company Limited, Thailand and Shangri-La Hotels (Malaysia) Berhad, Malaysia (both of which she currently holds the position of Managing Director) and certain subsidiaries of SHL. Madam Kuok is a sister of Mr Kuok Khoon Loong, Edward.

Mr HO Kian Guan, aged 58, was appointed as a non-executive Director of the Company in May 1993. He is the Executive Chairman of the Keck Seng Group of companies including Keck Seng (Malaysia) Berhad (a company listed on the Malaysia Securities Exchange Berhad (the "MSE")) and Keck Seng Investments (Hong Kong) Limited (a company listed on The Stock Exchange of Hong Kong Limited). Mr Ho is a Director of Petaling Garden Berhad, Pelangi Berhad (both companies listed on the MSE) and Parkway Holdings Ltd. (a company listed on the Singapore Exchange Securities Trading Limited). He also serves on the boards of Shangri-La Hotel (Kowloon) Limited, Shangri-La International Hotels (Hangzhou) Limited, Shangri-La Hotel Limited, Singapore and Shangri-La Hotel Public Company Limited, Thailand (a company listed on the Stock Exchange of Thailand). He is a brother of Mr Ho Kian Cheong.

Mr LEE Yong Sun, aged 59, was appointed as a non-executive Director of the Company in December 2001. He is a Vice Chairman of Kerry Holdings Limited and also a Director of Kerry Group Limited. He has been with the Kuok Group since 1971. He graduated from the University of Singapore with a degree in Accountancy (B. Acc. Honours). He is a Certified Public Accountant (Singapore) and has extensive experience in banking, accounting and management.

Mr Roberto V. ONGPIN, aged 67, was appointed as a non-executive Director of the Company in August 2003. He is Deputy Chairman of SCMP Group Limited and Director of E2-Capital (Holdings) Limited, both listed on The Stock Exchange of Hong Kong Limited. He is also the Chairman of PhilWeb Corporation and ISM Communications Corporation, listed companies in the Philippines. Prior to 1979, Mr Ongpin was the Chairman and Managing Partner of the SGV Group, one of the largest accounting and consulting firms in Asia. He was the Minister of Trade and Industry of the Republic of the Philippines from 1979 to 1986. He has an MBA from Harvard University and is a Certified Public Accountant (Philippines).

Mr Alexander Reid HAMILTON, aged 62, was appointed as an independent non-executive Director of the Company in November 2001. He is a Director of a number of companies including CITIC Pacific Limited, COSCO International Holdings Limited, COSCO Pacific Limited and Esprit Holdings Limited. He is a member of the Institute of Chartered Accountants of Scotland, a fellow member of the Hong Kong Society of Accountants and a fellow member of the Institute of Directors. He was a partner in Price Waterhouse for 16 years and has more than 20 years of audit and accounting experience. Mr Hamilton is the Chairman of the Board's Audit Committee.

Report of the Directors

Mr TOW Heng Tan, aged 48 was appointed as an independent non-executive Director of the Company in January 2003. He is presently the Managing Director of Strategic Development (ASEAN investments) of Temasek Holdings (Private) Limited, covering ASEAN investments and development initiatives for knowledge-based businesses and promising local enterprises. In addition, he was appointed as a Director of Cress Limited and International Enterprise Singapore in September 2002 and January 2003 respectively. He was also appointed as a Director of ComfortDelGro Corporation Limited in February 2003 and serves on the Audit and Remuneration Committees of the Company. Mr Tow started his career with the then Coopers & Lybrand. He was later an investment banker with Schroders International Merchant Bankers Ltd in Singapore and the Managing Director of Lum Chang Securities Pte Ltd. He was a Senior Director of DBS Vickers Securities (Singapore) Pte Ltd, after Lum Chang Securities was folded into Vickers Ballas which then merged with DBS Securities to form DBS Vickers. Mr Tow is a Fellow of the Association of Chartered Certified Accountants (UK), a Fellow of the Chartered Institute of Management Accountants (UK) and is a member of the Institute of Certified Public Accountants of Singapore.

Mr Timothy David DATTELS, aged 46, was appointed as an independent non-executive Director of the Company in February 2004. Mr Dattels is currently a Senior Advisor to Newbridge Capital, LLC, the Asian investment vehicle for Texas Pacific Group. He serves as a Director of Global China Group Holdings Limited, a Hong Kong based media company listed on The Stock Exchange of Hong Kong Limited and is a Board member of Primedia Inc., a publishing company listed on the New York Stock Exchange. He is a trustee of the Asian Art Museum of San Francisco and the San Francisco Ballet and also serves on the Dean's Advisory Board of the Rotman School of Business at the University of Toronto. Mr Dattels retired as Managing Director of Goldman Sachs in January 2003. He has held various management positions at Goldman Sachs since joining the firm from First Boston in 1990. He was elected Partner in 1996 and was Head of Investment Banking for all Asian countries outside of Japan from 1996 to 2000 where he advised several of Asia's leading entrepreneurs and governments. In addition, he served on the firm's Management Committee in Asia. From 2001 to 2003 he served as the Head of the firm's Menlo Park office. He holds a BA (Honors) from The University of Western Ontario and an MBA from Harvard Business School.

Mr HO Kian Cheong, aged 54, was appointed as an alternate Director to Mr Ho Kian Guan in June 1993. He is a Director of the Keck Seng Group of companies including Keck Seng (Malaysia) Berhad and Keck Seng Investments (Hong Kong) Limited. He is also an alternate Director of Shangri-La Hotel (Kowloon) Limited and Shangri-La International Hotels (Hangzhou) Limited. He is a brother of Mr Ho Kian Guan.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 31 December 2003, the interests and short positions of the Directors in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) (the "Associated Corporations") as recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "HKSE") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies ("Model Code") were as follows:

(a) Long positions in shares of the Company and Associated Corporations

Name of Company	Name of Director	Class of Shares	Number of Shares held: Personal Interests *(Note 1)*	Family Interests	Corporate Interests	Other Interests	Total	Percentage of Total Issued Share Capital of the Relevant Company as at 31 December 2003
(i) The Company	Mr KUOK Khoon Loong, Edward	Ordinary	3,456	-	297,410 *(Note 2)*	-	300,866	0.01%
	Mr KUOK Khoon Ho	Ordinary	3,510	-	-	385,150 *(Note 3)*	388,660	0.02%
	Mr Giovanni ANGELINI	Ordinary	100,000	-	-	-	100,000	0.00%
	Madam KUOK Oon Kwong	Ordinary	151,379	192,011 *(Note 4)*	-	-	343,390	0.02%
	Mr HO Kian Guan	Ordinary	167,475	-	69,976,457 *(Notes 5 and 6)*	-	70,143,932	3.22%
	Mr HO Kian Cheong (Alternate to Mr HO Kian Guan)	Ordinary	24,515	-	66,907,292 *(Note 5)*	-	66,931,807	3.07%
(ii) Associated Corporation								
Shangri-La Hotels (Malaysia) Berhad	Mr KUOK Khoon Ho	Ordinary	-	-	10,000 *(Note 7)*	-	10,000	0.00%
	Madam KUOK Oon Kwong	Ordinary	-	-	10,000 *(Note 7)*	-	10,000	0.00%
Shangri-La Hotel Public Company Limited	Mr LUI Man Shing	Ordinary	10,000	-	-	-	10,000	0.01%

Notes:

1. These shares were held by the relevant Directors as beneficial owner.
2. These shares represent the interest of a controlled corporation.
3. These shares were held by the relevant Director through a discretionary trust.
4. These shares were held by the spouse of the relevant Director.
5. 66,907,292 shares were held through companies which are controlled as to 33.33% by each of Mr HO Kian Guan and Mr HO Kian Cheong.
6. 3,069,165 shares were held through a company whose directors are accustomed to act in accordance with Mr HO Kian Guan's instruction.
7. These shares were held through a company which is owned as to 50% by each of Mr KUOK Khoon Ho and Madam KUOK Oon Kwong.

Report of the Directors

(b) **Long positions in underlying shares of the Company and Associated Corporations**

As at 31 December 2003, details of share options granted under the Executive Option Scheme and the New Option Scheme to the Directors/former Directors of the Company who held office during the year were stated in the section headed "Share Options" of this report.

Save as mentioned above, as at 31 December 2003, none of the Directors had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its Associated Corporations which had been recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the HKSE pursuant to the Model Code.

DIRECTORS' INTERESTS IN CONTRACTS

No contracts of significance in relation to the Group's business to which the Company or its subsidiaries was a party, and in which any Director had a material interest, subsisted at the end of the year or at any time during the year.

DIRECTORS' INTERESTS IN COMPETING BUSINESS

Pursuant to Rule 8.10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "HK Listing Rules"), the Company disclosed below that during the year and up to the date of this report, the following Directors are considered to have interests in the businesses which compete or are likely to compete, either directly or indirectly, with the businesses of the Group, other than those businesses where the Directors of the Company have been appointed/were appointed as Directors to represent the interests of the Company and/or the Group.

(i) Madam KUOK Oon Kwong is a non-executive Director of Allgreen Properties Limited ("Allgreen"), a company listed on the Singapore Exchange Securities Trading Limited.

Allgreen Group of companies ("Allgreen Group") has a diversified portfolio of properties in Singapore including serviced apartments. Shangri-La Hotel Limited, Singapore ("SHL") also owns a serviced apartment and condominium development in Singapore. While SHL and the Allgreen Group may compete with each other in the area of serviced apartment business, the Directors believe that this competition does not pose any material threat to SHL's business prospects because:

- SHL is principally engaged in the hotel business;
- the serviced apartment business is an ancillary part of SHL's hotel business;
- SHL's serviced apartment business is effectively marketed on the strength of Shangri-La International Hotel Management Limited ("SLIM") Group's renowned, high-quality services; and
- Madam KUOK Oon Kwong is only a non-executive Director of Allgreen.

(ii) Messrs HO Kian Guan and HO Kian Cheong are substantial shareholders and Directors of the companies which own the River View Hotel Singapore and Holiday Inn Riverside Wuhan. While such businesses may compete with the Group's hotel businesses in Singapore and Wuhan, the Directors believe that this competition does not pose any material threat to the Group's hotel business prospects because:

- the target customers are different; and/or

- the Group's hotel business is effectively marketed on the strength of the SLIM Group's renowned and high-quality services.

The abovementioned competing businesses are operated and managed by companies with independent management and administration. In addition, the Board of Directors of the Company is independent of the boards of the abovementioned companies carrying on the competing businesses. Accordingly, the Group is capable of carrying on its business independent of, and at arm's length from, the competing businesses mentioned above.

SHARE OPTIONS

Executive Share Option Scheme

The executive share option scheme of the Company was approved by the shareholders of the Company (the "Shareholders") on 16 December 1997 (the "Executive Option Scheme").

The Executive Option Scheme is designed to give executive Directors of, managers of or other employees holding an executive, managerial, supervisory or similar position in the Company or any of its subsidiaries an interest in preserving and maximising shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to provide individuals with incentives for future performance.

A summary of the Executive Option Scheme has been disclosed in the Company's 2001 Annual Report.

In September 2001, the HKSE amended the requirements for share option schemes under the HK Listing Rules. These new requirements make some of the provisions of the Executive Option Scheme no longer applicable.

At the Special General Meeting of the Company held on 24 May 2002 (the "Adoption Date"), the Shareholders approved the adoption of a new share option scheme (the "New Option Scheme") (details of which are set out below) and the termination of the operation of the Executive Option Scheme (such that no further options shall thereafter be offered under the Executive Option Scheme but in all other respects the provisions of the Executive Option Scheme shall remain in full force and effect).

Report of the Directors

New Option Scheme

The purpose of the New Option Scheme is to motivate Eligible Persons (Note 1) to optimise their future contribution to the Company, its Subsidiaries (Note 2) and Associates (Note 2), and Invested Entities (Note 2) (collectively referred to as the "Enlarged Group") and/or to reward them for their past contributions, to attract and retain or otherwise maintain on-going relationships with such Eligible Persons who are significant to and/or whose contributions are or will be beneficial to the performance, growth or success of the Enlarged Group, and additionally in the case of Executives (Note 2), to enable the Enlarged Group to attract and retain individuals with experience and ability and/or to reward them for their past contributions.

The maximum number of shares in the Company (the "Shares") in respect of which options may be granted under the New Option Scheme (and under any other share option scheme) shall not in aggregate exceed 10 per cent. of the Shares in issue as at the Adoption Date (the "Scheme Mandate Limit"). Shares which may be issued upon the exercise of all options granted under the Executive Option Scheme and outstanding as at the Adoption Date shall not be included in the calculation of the Scheme Mandate Limit as at the Adoption Date. The Company may from time to time as the Board may think fit seek approval from the Shareholders to refresh the Scheme Mandate Limit, save that the maximum number of Shares which may be issued upon exercise of all options to be granted under the New Option Scheme (and any other share option scheme) shall not exceed 10 per cent. of the Shares in issue as at the date of approval by the Shareholders in the general meeting where such limit is refreshed. Notwithstanding the above, the maximum number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the New Option Scheme (and under any other share option scheme) shall not exceed 30 per cent. of the Shares in issue from time to time.

As at the date of this report, a total of 201,345,991 Shares (representing approximately 8.51% of the existing issued share capital thereof) are available for issue under the New Option Scheme.

The maximum number of Shares issued and to be issued upon exercise of the options granted to any one Eligible Person (including exercised and outstanding options) in any 12-month period shall not exceed one per cent. of the Shares in issue from time to time.

The period under which an option must be exercised shall be such period as the Board of Directors may in its absolute discretion determine at the time of grant, save that such period shall not be more than 10 years commencing on the date of grant of an option. The minimum period for which an option must be held before it can be exercised is determined by the Board of Directors upon the grant of an option. The amount payable on acceptance of an option is HK$1. The full amount of the exercise price for the subscription of Shares must be paid upon exercise of an option.

The exercise price for any particular option shall be such price as the Board of Directors of the Company may in its absolute discretion determine at the time of grant of the relevant option (and shall be stated in the letter containing the offer of the grant of the option) but the exercise price shall not be less than whichever is the highest of (a) the nominal value of a Share; (b) the closing price of the Shares as stated in HKSE's daily quotation sheets on the date of the Board resolution approving the grant of options (the "Offer Date"), which must be a day on which HKSE is open for the business of dealing in securities (the "Business Day"); and (c) the average of the closing prices of the Shares as stated in HKSE's daily quotation sheets for the five Business Days immediately preceding the Offer Date.

The New Option Scheme will expire on 23 May 2012.

Notes:

1. "Eligible Person" means any of the following persons:

    (a) an Executive;
    (b) a director or proposed director (including an independent non-executive director) of any member of the Enlarged Group;
    (c) a direct or indirect shareholder of any member of the Enlarged Group;
    (d) a supplier of goods or services to any member of the Enlarged Group;
    (e) a customer, consultant, business or joint venture partner, franchisee, contractor, agent or representative of any member of the Enlarged Group;
    (f) a person or entity that provides research, development or other technological support or any advisory, consultancy, professional or other services to any member of the Enlarged Group;
    (g) a landlord or tenant (including a sub-tenant) of any member of the Enlarged Group;
    (h) any person approved by the shareholders of the Company; and
    (i) an Associate of any of the foregoing persons

2. The terms "Associates", "Executives", "Invested Entities" and "Subsidiaries" are defined under the circular to Shareholders dated 17 April 2002.

Report of the Directors

Details of the outstanding option shares as at 31 December 2003 which have been granted under the Executive Option Scheme are as follows:

	Date of grant	Tranche	No. of option shares held as at 1 January 2003	No. of option shares granted during the year	No. of option shares exercised during the year	No. of option shares lapsed during the year	Transfer from other category during the year	Transfer to other category during the year	No. of option shares held as at 31 December 2003	Exercise price per option share HK$	Exercisable Period
1. Directors											
Mr YE Longfei	1 May 1998	I	96,760	-	-	-	-	-	96,760	8.26	1 May 1999 - 30 April 2008
	1 May 1998	II	96,760	-	-	-	-	-	96,760	8.26	1 May 2000 - 30 April 2008
	1 May 1998	III	96,760	-	-	-	-	-	96,760	8.26	1 May 2001 - 30 April 2008
	15 January 2000	I	193,822	-	-	-	-	-	193,822	8.82	15 January 2001 - 14 January 2010
	15 January 2000	II	193,822	-	-	-	-	-	193,822	8.82	15 January 2002 - 14 January 2010
	15 January 2001	I	339,606	-	-	-	-	-	339,606	8.18	15 January 2002 - 14 January 2011
	15 January 2001	II	339,606	-	-	-	-	-	339,606	8.18	15 January 2003 - 14 January 2011
Mr KUOK Khoon Ho	1 May 1998	I	387,041	-	-	-	-	-	387,041	8.26	1 May 1999 - 30 April 2008
	1 May 1998	II	387,041	-	-	-	-	-	387,041	8.26	1 May 2000 - 30 April 2008
	1 May 1998	III	387,041	-	-	-	-	-	387,041	8.26	1 May 2001 - 30 April 2008
	15 January 2000	I	242,278	-	-	-	-	-	242,278	8.82	15 January 2001 - 14 January 2010
	15 January 2000	II	242,277	-	-	-	-	-	242,277	8.82	15 January 2002 - 14 January 2010
	15 January 2001	I	145,545	-	-	-	-	-	145,545	8.18	15 January 2002 - 14 January 2011
	15 January 2001	II	145,545	-	-	-	-	-	145,545	8.18	15 January 2003 - 14 January 2011
Mr Thaddeus Thomas BECZAK *(Note 1)*	1 May 1998	I	387,041	-	-	-	-	(387,041)	-	8.26	1 May 1999 - 30 April 2008
	1 May 1998	II	387,041	-	-	-	-	(387,041)	-	8.26	1 May 2000 - 30 April 2008
	1 May 1998	III	387,041	-	-	-	-	(387,041)	-	8.26	1 May 2001 - 30 April 2008
	15 January 2000	I	242,278	-	-	-	-	(242,278)	-	8.82	15 January 2001 - 14 January 2010
	15 January 2000	II	242,277	-	-	-	-	(242,277)	-	8.82	15 January 2002 - 14 January 2010
	15 January 2001	I	48,515	-	-	-	-	(48,515)	-	8.18	15 January 2002 - 14 January 2011
	15 January 2001	II	48,515	-	-	-	-	(48,515)	-	8.18	15 January 2003 - 14 January 2011
Mr Giovanni ANGELINI	1 May 1998	I	145,141	-	-	-	-	-	145,141	8.26	1 May 1999 - 30 April 2008
	1 May 1998	II	145,141	-	-	-	-	-	145,141	8.26	1 May 2000 - 30 April 2008
	1 May 1998	III	145,139	-	-	-	-	-	145,139	8.26	1 May 2001 - 30 April 2008
	15 January 2000	I	266,505	-	-	-	-	-	266,505	8.82	15 January 2001 - 14 January 2010
	15 January 2000	II	266,505	-	-	-	-	-	266,505	8.82	15 January 2002 - 14 January 2010
	15 January 2001	I	145,545	-	-	-	-	-	145,545	8.18	15 January 2002 - 14 January 2011
	15 January 2001	II	145,545	-	-	-	-	-	145,545	8.18	15 January 2003 - 14 January 2011
Mr John David HAYDEN	1 May 1998	I	387,041	-	-	-	-	-	387,041	8.26	1 May 1999 - 30 April 2008
	1 May 1998	II	387,041	-	-	-	-	-	387,041	8.26	1 May 2000 - 30 April 2008
	1 May 1998	III	387,041	-	-	-	-	-	387,041	8.26	1 May 2001 - 30 April 2008
2. Continuous Contract Employees	1 May 1998	I	1,519,134	-	-	(87,084)	387,041	(145,141)	1,673,950	8.26	1 May 1999 - 30 April 2008
	1 May 1998	II	1,519,134	-	-	(87,084)	387,041	(145,141)	1,673,950	8.26	1 May 2000 - 30 April 2008
	1 May 1998	III	1,519,130	-	-	(87,084)	387,041	(145,139)	1,673,948	8.26	1 May 2001 - 30 April 2008
	15 January 2000	I	2,156,269	-	-	(38,764)	242,278	(96,911)	2,262,872	8.82	15 January 2001 - 14 January 2010
	15 January 2000	II	2,156,255	-	-	(38,764)	242,277	(96,911)	2,262,857	8.82	15 January 2002 - 14 January 2010
	15 January 2001	I	1,450,611	-	-	(33,961)	48,515	(48,515)	1,416,650	8.18	15 January 2002 - 14 January 2011
	15 January 2001	II	1,450,586	-	-	(33,960)	48,515	(48,515)	1,416,626	8.18	15 January 2003 - 14 January 2011
3. Other Participants	1 May 1998	I	1,257,883	-	-	-	-	-	1,257,883	8.26	1 May 1999 - 30 April 2008
	1 May 1998	I	-	-	-	-	145,141	-	145,141	8.26	1 May 1999 - 22 May 2004
	1 May 1998	II	1,257,883	-	-	-	-	-	1,257,883	8.26	1 May 2000 - 30 April 2008
	1 May 1998	II	-	-	-	-	145,141	-	145,141	8.26	1 May 2000 - 22 May 2004
	1 May 1998	III	1,257,879	-	-	-	-	-	1,257,879	8.26	1 May 2001 - 30 April 2008
	1 May 1998	III	-	-	-	-	145,139	-	145,139	8.26	1 May 2001 - 22 May 2004
	15 January 2000	I	867,354	-	-	-	-	-	867,354	8.82	15 January 2001 - 14 January 2010
	15 January 2000	I	-	-	-	-	96,911	-	96,911	8.82	15 January 2001 - 22 May 2004
	15 January 2000	II	867,349	-	-	-	-	-	867,349	8.82	15 January 2002 - 14 January 2010
	15 January 2000	II	-	-	-	-	96,911	-	96,911	8.82	15 January 2002 - 22 May 2004
	15 January 2001	I	198,913	-	-	-	-	-	198,913	8.18	15 January 2002 - 14 January 2011
	15 January 2001	I	-	-	-	-	48,515	-	48,515	8.18	15 January 2002 - 22 May 2004
	15 January 2001	II	198,910	-	-	-	-	-	198,910	8.18	15 January 2003 - 14 January 2011
	15 January 2001	II	-	-	-	-	48,515	-	48,515	8.18	15 January 2003 - 22 May 2004
Total:			25,134,546	-	-	(406,701)	2,468,981	(2,468,981)	24,727,845		

Details of the outstanding option shares as at 31 December 2003 which have been granted under the New Option Scheme are as follows:

	Date of grant	Tranche	No. of option shares held as at 1 January 2003	No. of option shares granted during the year	No. of option shares exercised during the year	No. of option shares lapsed during the year	Transfer from other category during the year	Transfer to other category during the year	No. of option shares held as at 31 December 2003	Exercise price per option share HK$	Exercisable Period
1. Directors											
Mr YE Longfei	29 May 2002	I	500,000	-	-	-	-	-	500,000	6.81	29 May 2003 - 28 May 2012
	29 May 2002	II	500,000	-	-	-	-	-	500,000	6.81	29 May 2004 - 28 May 2012
Mr KUOK Khoon Ho	29 May 2002	I	500,000	-	-	-	-	-	500,000	6.81	29 May 2003 - 28 May 2012
	29 May 2002	II	500,000	-	-	-	-	-	500,000	6.81	29 May 2004 - 28 May 2012
Mr Thaddeus Thomas BECZAK *(Note 1)*	29 May 2002	I	75,000	-	-	-	-	(75,000)	-	6.81	29 May 2003 - 28 May 2012
	29 May 2002	II	75,000	-	-	-	-	(75,000)	-	6.81	29 May 2004 - 28 May 2012
Mr Giovanni ANGELINI	29 May 2002	I	600,000	-	-	-	-	-	600,000	6.81	29 May 2003 - 28 May 2012
	29 May 2002	II	600,000	-	-	-	-	-	600,000	6.81	29 May 2004 - 28 May 2012
Mr LUI Man Shing	29 May 2002	I	150,000	-	-	-	-	-	150,000	6.81	29 May 2003 - 28 May 2012
	29 May 2002	II	150,000	-	-	-	-	-	150,000	6.81	29 May 2004 - 28 May 2012
Mr NG Si Fong, Alan	29 May 2002	I	60,000	-	-	-	-	-	60,000	6.81	29 May 2003 - 28 May 2012
	29 May 2002	II	60,000	-	-	-	-	-	60,000	6.81	29 May 2004 - 28 May 2012
Madam KUOK Oon Kwong	29 May 2002	I	150,000	-	-	-	-	-	150,000	6.81	29 May 2003 - 28 May 2012
	29 May 2002	II	150,000	-	-	-	-	-	150,000	6.81	29 May 2004 - 28 May 2012
Mr John David HAYDEN	29 May 2002	I	75,000	-	-	-	-	-	75,000	6.81	29 May 2003 - 28 May 2012
	29 May 2002	II	75,000	-	-	-	-	-	75,000	6.81	29 May 2004 - 28 May 2012
Mr HO Kian Guan	29 May 2002	I	75,000	-	-	-	-	-	75,000	6.81	29 May 2003 - 28 May 2012
	29 May 2002	II	75,000	-	-	-	-	-	75,000	6.81	29 May 2004 - 28 May 2012
Mr LEE Yong Sun	29 May 2002	I	75,000	-	-	-	-	-	75,000	6.81	29 May 2003 - 28 May 2012
	29 May 2002	II	75,000	-	-	-	-	-	75,000	6.81	29 May 2004 - 28 May 2012
Mr Alexander Reid HAMILTON	29 May 2002	I	75,000	-	-	-	-	-	75,000	6.81	29 May 2003 - 28 May 2012
	29 May 2002	II	75,000	-	-	-	-	-	75,000	6.81	29 May 2004 - 28 May 2012
2. Continuous Contract Employees	29 May 2002	I	5,405,000	-	-	(205,000)	75,000	(75,000)	5,200,000	6.81	29 May 2003 - 28 May 2012
	29 May 2002	II	5,405,000	-	-	(205,000)	75,000	(75,000)	5,200,000	6.81	29 May 2004 - 28 May 2012
3. Other Participants	29 May 2002	I	695,000	-	-	(30,000)	-	-	665,000	6.81	29 May 2003 - 28 May 2012
	29 May 2002	I	-	-	-	-	75,000	-	75,000	6.81	29 May 2003 - 22 May 2004
	29 May 2002	II	695,000	-	-	(30,000)	-	-	665,000	6.81	29 May 2004 - 28 May 2012
	29 May 2002	II	-	-	-	-	75,000	-	75,000	6.81	29 May 2004 - 22 May 2005
Total :			16,870,000	-	-	(470,000)	300,000	(300,000)	16,400,000		

Notes:

1. Mr Thaddeus Thomas BECZAK retired by rotation pursuant to the Bye-Laws of the Company. As Mr Beczak did not offer himself for re-election, he retired from his office as Director of the Company at the Annual General Meeting of the Company held on 30 May 2003. The options granted to Mr Beczak remain exercisable following his retirement as he is still an executive Director in several of the Company's subsidiaries during the year and therefore, an Executive of the Group. Those options were re-classified to the category of "Continuous Contract Employees" during the year.

2. No options were cancelled under the Executive Option Scheme and the New Option Scheme during the year.

3. Subsequent to 31 December 2003, options on 80,000 shares have lapsed under the New Option Scheme.

Report of the Directors

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

As at 31 December 2003, details of options granted under the Executive Option Scheme and the New Option Scheme to the Directors/former Directors of the Company who held office during the year were stated in the previous section headed "Share Options" of this report.

Apart from the aforesaid, at no time during the year was the Company or its subsidiaries a party to any arrangements to enable the Directors or their spouses or children under 18 years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

CONNECTED TRANSACTIONS

During the year and in the normal course of business, the Company and its subsidiaries had various commercial transactions with certain connected persons including member companies of the Kuok Group. The Kuok Group has a controlling interest in the share capital of the Company. These transactions are considered to be connected transactions under the HK Listing Rules and all these transactions, except for items 3(i)(a) and (3)(ii)(a), are regarded as related party transactions under the Hong Kong Statement of Standard Accounting Practice No. 20 "Related Party Disclosures". Details of these transactions are as follows:

1 Payment of office expenses

The Company reimbursed Kerry Trading Co. Limited, a company within the Kuok Group, and Kerry Holdings Limited, a substantial shareholder of the Company, for US$1,293,000 (2002: US$1,202,000) and US$347,000 (2002: US$527,000), respectively on costs reimbursement basis for office premises, administration and related expenses.

2 Land rental

(A) Payment of land rental amounting to US$653,000 (2002: US$683,000) to Brown Swallow Development Corporation and Green Mangrove Realty Inc., companies within the Kuok Group, for lease of land where Shangri-La's Mactan Island Resort, Cebu is constructed. Rental payments are computed at a certain percentage of the hotel's rooms, food and beverage and dry goods and service revenues under a contract for 25 years which commenced on 12 March 1990. The percentages are comparable to those paid by another subsidiary of the Company in the Philippines to an independent third party.

(B) Payment of land rental amounting to US$915,000 (2002: US$1,035,000) to Edsa Properties Holdings, Inc., an associated company of the Kuok Group, for lease of land where Edsa Shangri-La, Manila is constructed. Rental payments are computed at a certain percentage of the hotel's rooms, food and beverage and dry goods and service revenues under a contract for 25 years which commenced on 28 August 1992. The percentage is comparable to those paid by another subsidiary of the Company in the Philippines to an independent third party.

3 Unsecured shareholders' loans and guarantees

The Group provided financial assistance to certain companies in prior years. The balances of these financial assistance as at the respective year end date of 2003 and 2002 are listed below:

(i) Unsecured shareholders' loans[1]

		Loan balance	
		2003	2002
		US$'000	*US$'000*
a.	Non-wholly owned subsidiaries		
	- Harbin Shangri-La Hotel Co., Ltd.[2]	**11,400**	14,993
	- Changchun Shangri-La Hotel Co., Ltd.[3]	**19,140**	24,540
	- Shenyang Traders Hotel Ltd.[3]	**25,050**	27,350
	- Beihai Shangri-La Hotel Ltd.[3]	**22,880**	23,130
	- Shangri-La International Hotels (Pacific Place) Limited[4]	**15,600**	15,600
	- Traders Yangon Company Limited ("THYN")		
	: interest bearing portion[5]	**36,237**	36,624
	: non-interest bearing portion	**32,859**	32,859
	- Shangri-La Yangon Company Limited		
	: interest bearing portion[5]	**1,992**	1,733
	: non-interest bearing portion	**23,732**	23,732
	- Traders Square Company Limited	**4,160**	4,160
	- Central Laundry Pte Ltd ("CLPL")	**-**	86
b.	Associated company		
	- Cuscaden Properties Pte Ltd ("CPPL")	**31,316**	30,631
c.	Investee company		
	- PT Saripuri Permai Hotel	**1,470**	1,640

Report of the Directors

(ii) *Guarantees executed in favour of banks for securing bank loans/facilities granted*[6]

		Amount of guarantees given	
		2003	2002
		US$'000	*US$'000*
a.	Non-wholly owned subsidiaries		
	- Wuhan Shangri-La Hotel Co., Ltd.	**-**	3,623
	- Zhongshan Shangri-La Hotel Co., Ltd.[7]	**12,504**	-
b.	Associated companies		
	- CPPL	**-**	3,144
	- Beijing Jia Ao Real Estate Development Co., Ltd.	**-**	29,759

Notes:

1. Please refer to 2000 annual report for other details of the financial assistance provided. Terms of such financial assistance (except those set out in Notes 2 to 5 below) remain unchanged as at year end of 2003.

2. Under a supplementary agreement, this loan will be non-interest bearing for all the years from year 2001 to 2003.

3. The Group has waived all the current year's loan interest of these subsidiaries amounting to US$1,462,000 (2002: US$2,088,000).

4. Under a supplemental agreement, the quarterly instalment repayments of the loan have been deferred commencing from the 31 March 2003 and will be resumed on 31 March 2004.

5. Under a supplementary agreement, the loan interest rate has been changed from 5% per annum to 2.5% per annum commencing 1 April 2002.

6. The amount of guarantees disclosed is stated with reference to the utilised bank loans/ facilities balance.

7. During the year, the Company executed a proportionate repayment guarantee and a completion guarantee in favour of a bank for securing the RMB310,000,000 Dual Currency Term Loan Facility granted to Zhongshan Shangri-La Hotel Co., Ltd., a non-wholly owned subsidiary of the Company.

4 During the year, there were other connected transactions covering fees paid and received which need to be disclosed herein in accordance with the requirements of the waivers granted by the Listing Division of HKSE.

(A) The Group received hotel management and related services and royalty fees totalling US$2,378,000 (2002: US$1,670,000) from certain companies within the Kuok Group. The fees are charged by the Group at either a fixed amount or a certain percentage of the gross operating revenue/profit of the relevant companies. The terms under these agreements are comparable to other agreements with the Group's subsidiaries and associated companies and with third parties under management contracts.

(B) Payment of insurance premium, godown and transportation rental amounting to US$1,891,000 (2002: US$1,256,000) to various companies within the Kuok Group (other than a Malaysian company as mentioned in (C) below). The fees are determined with reference to relevant industry practices.

(C) Payment of insurance premium amounting to US$446,000 (2002: US$496,000) by Shangri-La Hotels (Malaysia) Berhad, Malaysia Group to a Malaysian company within the Kuok Group. The fees are determined with reference to relevant industry practices.

(D) Payment of renovation project services fees and reimbursement of staff cost amounting to US$420,000 (2002: US$185,000) by Shangri-La Hotel Limited, Singapore to a company within the Kuok Group. The project services fees are comparable to those charged by independent project consultants.

(E) Receipt of laundry services fees of US$698,000 and US$468,000 (2002: US$749,000 and US$477,000) by CLPL on normal commercial terms from two companies within the Kuok Group and Sentosa Beach Resort Pte Ltd, a wholly owned subsidiary of the Company, respectively.

In accordance with the requirements of the respective waivers, the Directors of the Company confirm that:

(a) In relation to all the items 4(A) to 4(E)

- these transactions were entered into in the ordinary and usual course of business of the Company;
- these transactions were entered into in accordance with the terms of the agreement governing such transactions;
- these transactions were conducted either on normal commercial terms or (where there is no available comparison) on terms that were fair and reasonable so far as the shareholders of the Company were concerned; and

(b) In relation to items 4(C), 4(D) and 4(E)

- the aggregate value of each of such transactions in the financial year was less than HK$10 million or 3% of the book value of the net tangible assets of the Company as disclosed in the latest published audited consolidated accounts, whichever is the higher.

Report of the Directors

SUBSTANTIAL INTERESTS IN THE SHARE CAPITAL OF THE COMPANY

As at 31 December 2003, the interests and short positions of those persons (other than the Directors) in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO were as follows:

Long positions in shares of the Company

Name	Capacity in which Shares were Held	Number of Ordinary Shares Held	Percentage of Total Issued Share Capital of the Company as at 31 December 2003
Substantial Shareholders			
Kerry Group Limited ("KGL")	Interest of controlled corporations	987,306,500	45.26%
Kerry Holdings Limited ("KHL") *(Notes 1 and 2)*	Interest of controlled corporations	987,306,500	45.26%
Caninco Investments Limited ("Caninco") *(Notes 2 and 3)*	Beneficial owner	437,597,878	20.06%
Darmex Holdings Limited ("Darmex") *(Notes 2 and 3)*	Beneficial owner	218,425,226	10.01%
Persons other than Substantial Shareholders			
Temasek Holdings (Private) Limited ("Temasek")	Interest of a controlled corporation	166,284,498	7.62%
Cress Limited ("Cress") *(Note 4)*	Beneficial owner	166,284,498	7.62%
Templeton Global Advisors Ltd.	Investment manager	148,743,388	6.82%

Notes:

1. Out of KHL's interest in 987,306,500 shares, 961,549,085 shares were held through its wholly-owned subsidiaries (including Caninco and Darmex), 12,562,360 shares were held through companies in which KHL controls more than one third of the voting power (other than those wholly-owned subsidiaries as aforementioned) and 13,195,055 shares were held through a wholly-owned subsidiary of Shangri-La Hotel Public Company Limited, Thailand, a 73.61% owned subsidiary of the Company.

2. These companies are wholly-owned subsidiaries of KGL, and their interests in the shares of the Company are included in the interests held by KGL.

3. These companies are wholly-owned subsidiaries of KHL, and their interests in the shares of the Company are included in the interests held by KHL.

4. Cress is a wholly-owned subsidiary of Temasek and its interests in the shares of the Company are included in the interests held by Temasek.

Save as mentioned above, as at 31 December 2003, the Company had not been notified of any interests and short positions in the shares and underlying shares of the Company which had been recorded in the register required to be kept under Section 336 of the SFO.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year and up to the date of this report, the Company has not redeemed any of its shares, and neither the Company nor any of its subsidiaries has purchased or sold any of the Company's listed securities.

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights under the Company's Bye-Laws or the laws in Bermuda.

SERVICE CONTRACTS

There is no service contract, which is not determinable by the Company within one year without payment of compensation (other than statutory compensation), in respect of any Director proposed for re-election at the forthcoming annual general meeting.

MANAGEMENT CONTRACTS

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

MAJOR CUSTOMERS AND SUPPLIERS

The percentages of the five largest customers combined and the five largest suppliers combined are less than 10% of the Group's total turnover and purchases respectively.

CODE OF BEST PRACTICE

The Company has complied with the Code of Best Practice, as set out in Appendix 14 of the HK Listing Rules, throughout the year.

REMUNERATION COMMITTEE

A Remuneration Committee of the Board of Directors was set up on 17 October 1997 to review matters relating to the compensation and the incentives proposed for senior management and executive Directors of the Company. The Committee currently comprises five members including the Chairman, the Deputy Chairman, one executive Director and two non-executive Directors, one of them being independent.

AUDIT COMMITTEE

The Company set up an Audit Committee of the Board of Directors on 25 August 1998. The Committee comprises three non-executive Directors, two of them being independent. The Committee acts in accordance with written terms of reference. The current Committee members are Mr Alexander Reid HAMILTON, Mr HO Kian Guan and Mr TOW Heng Tan. The Committee reviewed the Group's 2003 audited accounts before they were tabled for the Board's review and approval.

Report of the Directors

AUDITORS

The accounts have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board of Directors

KUOK Khoon Loong, Edward
Director

YE Longfei
Director

Hong Kong, 29 March 2004

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888

AUDITORS' REPORT TO THE SHAREHOLDERS OF
SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)

We have audited the accounts set out on pages 62 to 123 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of Directors and auditors

The Directors of the Company are responsible for the preparation of accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with section 90 of the Companies Act of 1981 of Bermuda, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2003 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 29 March 2004

Consolidated Profit and Loss Account

For the year ended 31 December 2003

	Note	2003 US$'000	As restated 2002 US$'000
Turnover	2	540,417	600,521
Cost of sales		(234,383)	(248,752)
Gross profit		306,034	351,769
Other revenues	2	23,692	6,868
Marketing expenses		(25,599)	(26,527)
Administrative expenses		(51,816)	(53,535)
Other operating expenses		(116,322)	(155,819)
Operating profit before finance costs	3	135,989	122,756
Finance costs	5	(47,244)	(41,026)
Operating profit		88,745	81,730
Share of results of associated companies		39,668	40,629
Profit before taxation		128,413	122,359
Taxation	6	(46,403)	(49,690)
Profit after taxation		82,010	72,669
Minority interests		(9,343)	(9,275)
Profit attributable to shareholders	7	72,667	63,394
Dividends	8	41,025	19,530
Basic earnings per share	9(a)	US3.33 cents	US2.91 cents
Diluted earnings per share	9(b)	US3.33 cents	US2.91 cents

Consolidated Balance Sheet

As at 31 December 2003

	Note	2003 US$'000	As restated 2002 US$'000
Non-current assets			
Fixed assets	12	3,761,606	3,605,066
Negative goodwill	13	(116,265)	(122,085)
Associated companies	15	721,589	723,600
Long-term investments	16	1,844	1,892
Deferred tax assets	28	4,342	4,619
		4,373,116	4,213,092
Current assets			
Inventories		17,364	15,699
Accounts receivable, prepayments and deposits	17	59,731	61,713
Due from associated companies		79,291	89,076
Due from minority shareholders		13,873	15,195
Other investments	18	48,794	37,491
Cash and bank balances	29(c)	150,343	127,261
		369,396	346,435
Current liabilities			
Accounts payable and accruals	19	147,583	131,613
Due to minority shareholders		5,888	4,753
Taxation		1,725	4,905
Bank loans, overdrafts and other borrowings	20	177,993	130,099
		333,189	271,370
Net current assets		36,207	75,065
Total assets less current liabilities		4,409,323	4,288,157
Financed by:			
Share capital	21	282,003	281,788
Reserves	23	2,049,334	2,036,257
Retained profits	24 and 25	268,406	237,047
Proposed final dividend	8 and 24	24,258	-
Shareholders' funds		2,624,001	2,555,092
Minority interests and loans	27	391,539	382,420
		3,015,540	2,937,512
Non-current liabilities			
Bank loans and other borrowings	20	1,037,218	1,010,869
Deferred taxation	28	356,565	339,776
		4,409,323	4,288,157

KUOK Khoon Loong, Edward
Director

YE Longfei
Director

Balance Sheet

As at 31 December 2003

	Note	2003 US$'000	2002 US$'000
Non-current assets			
Fixed assets	*12(d)*	**110**	16
Subsidiaries	*14*	**2,207,864**	2,218,287
		2,207,974	2,218,303
Current assets			
Dividend receivable, prepayments and deposits		**137,448**	155,599
Cash and bank balances		**36,530**	8,437
		173,978	164,036
Current liabilities			
Accounts payable and accruals		**2,427**	2,401
Net current assets		**171,551**	161,635
Total assets less current liabilities		**2,379,525**	2,379,938
Financed by:			
Share capital	*21*	**282,003**	281,788
Reserves	*23*	**2,068,134**	2,066,873
Retained profits	*24*	**5,130**	31,277
Proposed final dividend	*8 and 24*	**24,258**	-
Shareholders' funds		**2,379,525**	2,379,938

KUOK Khoon Loong, Edward
Director

YE Longfei
Director

Consolidated Cash Flow Statement

For the year ended 31 December 2003

	Note	2003 *US$'000*	2002 *US$'000*
Net cash generated from operations	*29(a)*	**165,028**	189,909
Interest paid		**(48,623)**	(42,114)
Hong Kong profits tax paid		**(2,625)**	(7,106)
Overseas tax paid		**(11,632)**	(15,387)
Net cash generated from operating activities		**102,148**	125,302
Cash flows from investing activities			
Purchase of fixed assets		**(56,741)**	(19,964)
Expenditure on properties under development		**(128,640)**	(64,756)
Proceeds from sale of fixed assets		**1,733**	629
Purchase of additional interests in subsidiaries		**-**	(15,696)
Purchase of interest in an associated company		**-**	(16,103)
Payments to minority shareholders due to capital reduction of a subsidiary		**-**	(3,064)
Proceeds from disposal of other investments		**8,872**	13,412
Purchase of other investments		**(1,515)**	-
Proceeds from disposal of partial interest in a subsidiary		**-**	868
Net decrease in loans to associated companies		**4,237**	6,797
Repayment of loans from an investee company		**170**	554
Interest received		**2,634**	3,549
Dividends received from associated companies		**37,814**	31,079
Dividends received from other investments		**1,115**	1,449
Net cash used in investing activities		**(130,321)**	(61,246)
Net cash (used)/generated before financing		**(28,173)**	64,056
Cash flows from financing activities			
Dividends paid		**(15,291)**	(39,160)
Dividends paid to minority shareholders		**(3,824)**	(7,182)
Repurchase of shares	*29(b)*	**-**	(1,052)
Net decrease in loan from minority shareholders	*29(b)*	**(720)**	(587)
Repayment of bank loans	*29(b)*	**(203,160)**	(978,098)
Bank loans raised	*29(b)*	**274,275**	985,354
Net cash generated from/(used in) financing activities		**51,280**	(40,725)
Increase in cash and cash equivalents		**23,107**	23,331
Cash and cash equivalents at 1 January		**126,723**	103,392
Cash and cash equivalents at 31 December	*29(c)*	**149,830**	126,723

Consolidated Statement of Changes in Equity

For the year ended 31 December 2003

	Share capital US$'000	Share premium US$'000	Capital redemption reserve US$'000	Investment properties revaluation reserve US$'000	Share of investment properties revaluation reserves in associated companies US$'000	Exchange fluctuation reserve US$'000	Capital reserve US$'000	Other reserve US$'000	Contributed surplus US$'000	Retained profits US$'000	Total US$'000
Total equity as at 1 January 2003,											
as previously reported	281,788	531,976	10,666	536,682	242,684	(161,136)	601,490	1,057	389,741	457,258	2,892,206
Effects of change in an accounting policy	-	-	-	(62,448)	(54,455)	-	-	-	-	(220,211)	(337,114)
Total equity as at 1 January 2003,											
as restated	281,788	531,976	10,666	474,234	188,229	(161,136)	601,490	1,057	389,741	237,047	2,555,092
(Deficit)/surplus on valuation											
– gross	-	-	-	(20,671)	8,091	-	-	-	-	-	(12,580)
– deferred taxation	-	-	-	2,805	(2,242)	-	-	-	-	-	563
	-	-	-	(17,866)	5,849	-	-	-	-	-	(12,017)
Exchange differences	-	-	-	-	-	23,550	-	-	-	-	23,550
Other movements	-	-	-	-	-	-	-	283	-	(283)	-
Net gains/(losses) not recognised in											
the profit and loss account	-	-	-	(17,866)	5,849	23,550	-	283	-	(283)	11,533
Profit for the year	-	-	-	-	-	-	-	-	-	72,667	72,667
2003 interim dividend paid	-	-	-	-	-	-	-	-	-	(16,767)	(16,767)
Arising from issue of scrip dividend											
(note 21(a))	215	1,261	-	-	-	-	-	-	-	-	1,476
Total equity as at 31 December 2003	**282,003**	**533,237**	**10,666**	**456,368**	**194,078**	**(137,586)**	**601,490**	**1,340**	**389,741**	**292,664**	**2,624,001**

Consolidated Statement of Changes in Equity

For the year ended 31 December 2003

	Share capital US$'000	Share premium US$'000	Capital redemption reserve US$'000	Investment properties revaluation reserve US$'000	Share of investment properties revaluation reserves in associated companies US$'000	Exchange fluctuation reserve US$'000	Capital reserve US$'000	Other reserve US$'000	Contributed surplus US$'000	Retained profits US$'000	Total US$'000
Total equity as at 1 January 2002,											
as previously reported	281,406	530,725	10,441	563,947	277,994	(182,119)	601,490	557	389,741	406,555	2,880,737
Effects of change in an accounting policy	-	-	-	(64,465)	(68,026)	-	-	-	-	(190,527)	(323,018)
Total equity as at 1 January 2002,											
as restated	281,406	530,725	10,441	499,482	209,968	(182,119)	601,490	557	389,741	216,028	2,557,719
Deficit on valuation											
- gross	-	-	-	(27,060)	(35,283)	-	-	-	-	-	(62,343)
- *deferred tax liabilities*	-	-	-	2,017	13,571	-	-	-	-	-	15,588
	-	-	-	(25,043)	(21,712)	-	-	-	-	-	(46,755)
Reserve transfer to retained profits											
on disposal of partial interest											
in a subsidiary	-	-	-	(205)	-	-	-	-	-	205	-
Exchange differences	-	-	-	-	-	20,983	-	-	-	-	20,983
Other movements	-	-	-	-	-	-	-	500	-	(500)	-
Net gains/(losses) not recognised in											
the profit and loss account	-	-	-	(25,248)	(21,712)	20,983	-	500	-	(295)	(25,772)
Profit for the year, as previously reported	-	-	-	-	-	-	-	-	-	93,078	93,078
Effects of change in an accounting policy	-	-	-	-	-	-	-	-	-	(29,684)	(29,684)
Profit for the year, as restated	-	-	-	-	-	-	-	-	-	63,394	63,394
2001 final dividend paid	-	-	-	-	-	-	-	-	-	(22,325)	(22,325)
2002 interim dividend paid	-	-	-	-	-	-	-	-	-	(19,530)	(19,530)
Reserve realised on disposal of											
partial interest in a subsidiary	-	-	-	-	(27)	-	-	-	-	-	(27)
Arising from issue of scrip dividend											
(note 21(a))	607	2,087	-	-	-	-	-	-	-	-	2,694
Arising from repurchase of shares	(225)	(836)	225	-	-	-	-	-	-	(225)	(1,061)
Total equity as at 31 December 2002	281,788	531,976	10,666	474,234	188,229	(161,136)	601,490	1,057	389,741	237,047	2,555,092

Notes to the Accounts

For the year ended 31 December 2003

1 PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these consolidated accounts are set out below:

(a) Basis of preparation

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA"). They have been prepared under the historical cost convention except that, as disclosed in the accounting policies below, certain property, plant and equipment, investment properties and investments in securities are stated at fair value.

In the current year, the Group adopted Statement of Standard Accounting Practice ("SSAP") No. 12 "Income taxes" issued by the HKSA which are effective for accounting periods commencing on or after 1 January 2003.

The changes to this accounting policy are set out below in the accounting policy on "Deferred taxation" in note 1(d) to the accounts.

Certain comparative figures have also been restated to conform with the current year's presentation.

(b) Group accounting

(i) Consolidation

The consolidated accounts include the accounts of the company and its subsidiaries made up to 31 December. Subsidiaries are those entities in which the Company, directly or indirectly, controls the composition of the board of directors, controls more than half of the voting power or holds more than half of the issued share capital, or by way of having the power to govern the financial and operating policies so that the Group obtains benefits from these activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortised goodwill or negative goodwill and the related accumulated foreign currency exchange fluctuation reserve.

1 **PRINCIPAL ACCOUNTING POLICIES (Continued)**

(b) Group accounting (Continued)

(i) Consolidation (Continued)

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(ii) Associated companies

An associated company is a company, not being a subsidiary, in which an equity interest is held for the long-term and significant influence is exercised in its management.

The consolidated profit and loss account includes the Group's share of the results of associated companies for the year, and the consolidated balance sheet includes the Group's share of the net assets of the associated companies.

In the Company's balance sheet the investments in associated companies are stated at cost less provision for impairment losses. The results of associated companies are accounted for by the Company on the basis of dividends received and receivable.

(c) Revenue recognition

(i) Hotel revenue from rooms rental, food and beverage sales and other ancillary services is recognised when the services are rendered.

(ii) Revenue in respect of hotel management and related services is recognised when the services are rendered.

(iii) Rental revenue from properties is recognised on a straight-line basis over the periods of the respective leases.

(iv) Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(v) Dividend income from other investments is recognised when the right to receive payment is established.

Notes to the Accounts

For the year ended 31 December 2003

1 **PRINCIPAL ACCOUNTING POLICIES (Continued)**

(d) Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

In prior year, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future. The adoption of the revised SSAP 12 represents a change in accounting policy, which has been applied retrospectively so that the comparatives presented have been restated to conform to the changed policy.

The effects of adopting this revised policy are set out in note 25 to the accounts.

(e) Fixed assets

(i) Investment properties

Investment properties, which include both hotel properties and other investment properties, are interests in land and buildings in respect of which construction work and development have been completed, and which are held for their long-term investment potential, any rental income being negotiated at arm's length. Investment properties are stated at annual professional valuations at the balance sheet date. Changes in the value of investment properties are dealt with as movements in the investment properties revaluation reserve. If the total of this reserve is insufficient to cover a deficit on a portfolio basis, the excess of the deficit is charged to the profit and loss account. Investment properties are not depreciated except where the unexpired term of the lease is 20 years or less, in which case depreciation is provided on the straight-line basis over the unexpired period of the leases.

The gain or loss on disposal of an investment property, representing the difference between the net sales proceeds and the carrying amount of the relevant asset together with any revaluation reserve balance remaining attributable to the relevant asset, is recognised in the profit and loss account.

1 PRINCIPAL ACCOUNTING POLICIES (Continued)

(e) Fixed assets (Continued)

(i) *Investment properties* (Continued)

In prior years, the changes in the valuation of the hotel properties were dealt with in the revaluation reserves on an individual basis. The Financial Accounting Standards Committee of the HKSA has recently confirmed that hotel properties can be accounted for either under SSAP 13 "Investment property" or SSAP 17 "Property, plant and equipment". Accordingly, all hotel properties are reclassified under investment properties in 2003 such that all changes in valuation of the properties should be dealt with in the investment properties revaluation reserves on a portfolio basis. This reclassification does not have material impact on the financial position of the Group. Comparative figures of hotel properties revaluation reserve and investment properties revaluation reserves have also been reclassified accordingly during the year.

(ii) *Properties under development*

Properties under development are investments in land and buildings under construction. These properties are stated at cost, which comprises land costs, fees for land use rights and development costs including attributable interest and professional charges capitalised during the development period less any accumulated impairment losses. No depreciation is provided on properties under development.

(iii) *Other tangible fixed assets*

Other tangible fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses. Depreciation of other tangible fixed assets is calculated to write off their cost, less accumulated impairment losses and residual value, on the straight-line basis over their expected useful lives to the Group. The principal annual rates used for this purpose are:

Other land and buildings	2.5%
Furniture, fixtures and equipment	10% to 33$^1/_3$%
Motor vehicles	25%
Plant and machinery	5% to 10%

(iv) *Gain or loss on disposal of fixed assets*

The gain or loss on disposal of a fixed asset other than investment properties is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account.

(v) *Cost of restoring and improving other tangible fixed assets*

Major costs incurred in restoring other tangible fixed assets to their normal working condition are charged to the profit and loss account. Improvements are capitalised and depreciated over their expected useful lives to the Group.

Notes to the Accounts

For the year ended 31 December 2003

1 PRINCIPAL ACCOUNTING POLICIES (Continued)

(e) Fixed assets (Continued)

(vi) Impairment

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that assets included in properties under development, other properties and other fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account.

(f) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payment made under operating leases net of any incentives received from the leasing company are charged to profit and loss account on a straight-line basis over the lease periods.

(g) Intangibles

(i) Goodwill/Negative goodwill

Goodwill/Negative goodwill represents the excess/deficit of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary or associated company at the date of acquisition.

Goodwill on acquisitions is included in intangible assets and is amortised using the straight-line method over its estimated useful life of 15 years from date of acquisition, while the negative goodwill is presented in the same balance sheet classification as goodwill. To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in the Group's plan for the acquisition and can be measured reliably, but which do not represent identifiable liabilities at the date of acquisition, that portion of negative goodwill is recognised in the income statement when the future losses and expenses are recognised. Any remaining negative goodwill, not exceeding the fair values of the non-monetary assets acquired, is recognised in the income statement over the remaining weighted average useful life, which is 15 years, of those assets; negative goodwill in excess of the fair values of those non-monetary assets is recognised in the profit and loss account immediately.

(ii) Impairment of intangible assets

Where an indication of impairment exists, the carrying amount of any intangible asset is assessed and written down immediately to its recoverable amount.

1 **PRINCIPAL ACCOUNTING POLICIES (Continued)**

(h) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost, being cost of purchase, is determined on a weighted average basis.

Net realisable value is the price at which inventories can be sold or realised in the normal course of business after allowing for the costs of realisation.

(i) Investments in securities

(i) Long-term investments

Long-term investments are stated at cost less any provision for impairment losses.

The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such securities is reduced to its fair value. The impairment loss is recognised as an expense in the profit and loss account.

This impairment loss is written back to profit and loss account when the circumstances and events that led to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(ii) Other investments

Trading securities are carried at fair value. At each balance sheet date, the net unrealised gains or losses arising from the changes in fair value of other investments are recognised in the profit and loss account. Profits or losses on disposal of other investments, representing the difference between the net sales proceeds and the carrying amounts, are recognised in the profit and loss account as they arise.

(j) Accounts receivable

Provision is made against accounts receivable to the extent they are considered to be doubtful. Accounts receivable in the balance sheet are stated net of such provision.

(k) Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, cash investments with a maturity of three months or less from date of investment and bank overdrafts.

Notes to the Accounts

For the year ended 31 December 2003

1 PRINCIPAL ACCOUNTING POLICIES (Continued)

(l) Pre-operating expenditure

Pre-operating expenditure is charged to profit and loss account in the year in which it is incurred.

(m) Contingent liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, they will then be recognised as a provision.

(n) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset. All other borrowing costs are charged to the profit and loss account in the year in which they are incurred.

(o) Employee benefits

(i) Employee leave entitlements

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity leave are not recognised until the time of leave.

(ii) Pension obligations

The Group operates a number of defined benefit and defined contribution plans, most of the assets of which are generally held in separate trustee administered funds. The pension plans are generally funded by payments from employees and by the relevant Group companies, taking account of the recommendations of independent qualified actuaries for defined benefit plans.

The Group's contributions to the defined contribution retirement scheme are expensed as incurred and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions.

1 **PRINCIPAL ACCOUNTING POLICIES (Continued)**

(o) Employee benefits

(ii) Pension obligations

For defined benefit plans, pension costs are assessed using the project unit credit method: the cost of providing pensions is charged to the profit and loss account so as to spread the regular cost over the service lives of employees in accordance with the advice of the actuaries who carry out a full valuation of the plans at least every 3 years. The pension obligation is measured as the present value of the estimated future cash outflows. Actuarial gains and losses arising from funded plans are recognised over the average remaining service lives of employees. Past service costs are recognised as an expense on a straight-line basis over the average period until the benefits become vested.

The Group's contributions to defined benefits pension plans are charged to the profit and loss account in the period to which the contributions relate.

(p) Segment reporting

In accordance with the Group's internal financial reporting the Group has determined that geographical segment be presented as the primary reporting format and business segment as the secondary reporting format.

Unallocated costs represent corporate expenses. Segment assets consist primarily of fixed assets, inventories, receivables and operating cash, and mainly exclude negative goodwill, investments in securities and properties under development. Segment liabilities comprise operating liabilities and exclude items such as taxation and all borrowings. Capital expenditure comprises additions to fixed assets.

In respect of geographical segment reporting, sales are based on the country in which the asset is located. Total assets and capital expenditure are where the assets are located.

(q) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of an amount can be made.

Notes to the Accounts

For the year ended 31 December 2003

1 **PRINCIPAL ACCOUNTING POLICIES (Continued)**

(r) **Translation of foreign currencies**

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

The balance sheet of subsidiaries and associated companies expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss account is translated at an average rate. Exchange differences are dealt with as a movement in reserves.

2 **TURNOVER, REVENUE AND SEGMENT INFORMATION**

The Group owns and operates hotels and associated properties and provides hotel management and related services. Revenues recognised during the year are as follows:

	Group	
	2003	2002
	US$'000	*US$'000*
Turnover		
Hotel operation:		
Room rentals	**253,614**	289,119
Food and beverage sales	**221,387**	239,046
Rendering of ancillary services	**40,987**	48,245
Hotel management and related service fees	**8,310**	9,180
Property rentals	**16,119**	14,931
	540,417	600,521
Other revenues		
Interest income	**2,634**	3,549
Dividend income	**1,427**	1,757
Other income	**1,283**	499
Net realised and unrealised gains on other investments	**18,348**	1,063
	23,692	6,868
Total revenues	**564,109**	607,389

2 TURNOVER, REVENUE AND SEGMENT INFORMATION (Continued)

Primary reporting format – geographical segments

The Group is managed on a worldwide basis in six main geographical areas:

Hong Kong	–	hotel ownership, operation and management
Mainland China	–	hotel ownership, operation and management
	–	ownership and leasing of office, commercial and serviced apartments
The Philippines	–	hotel ownership, operation and management
Singapore	–	hotel ownership, operation and management
	–	ownership and leasing of office, commercial and serviced apartments
Thailand	–	hotel ownership, operation and management
	–	ownership and leasing of office and commercial
Malaysia	–	hotel ownership, operation and management, golf club ownership and operation
	–	ownership and leasing of office, commercial and serviced apartments
Other countries	–	hotel ownership, operation and management

Secondary reporting format – business segments

The Group is organised on a worldwide basis into three main business segments:

Hotel operation	–	ownership and operation of hotel business
Hotel management	–	provision of hotel management and related services
Property rentals	–	ownership and leasing of office, commercial and serviced apartments

Notes to the Accounts

For the year ended 31 December 2003

2 TURNOVER, REVENUE AND SEGMENT INFORMATION (Continued)

Primary reporting format – geographical segments

	2003								
	The People's Republic of China								
	Hong Kong US$'000	Mainland China US$'000	The Philippines US$'000	Singapore US$'000	Thailand US$'000	Malaysia US$'000	Other US$'000	Elimination US$'000	Group US$'000
Turnover									
External sales	105,744	158,102	71,060	76,901	33,352	66,939	28,319	-	540,417
Inter-segment sales	2,870	8,030	3,597	1,729	1,709	1,784	706	(20,425)	-
Total	108,614	166,132	74,657	78,630	35,061	68,723	29,025	(20,425)	540,417
Result									
Segment results	(9,742)	53,587	14,676	11,169	11,079	11,289	4,636	-	96,694
Interest income									2,634
Dividend income									1,427
Net realised gains on other investments									676
Net unrealised gains on other investments									17,672
Provision for impairment losses on other land and buildings	-	(9,500)	-	-	-	-	-	-	(9,500)
Unallocated corporate expenses									(4,551)
Amortisation of negative goodwill									5,893
Surplus on valuation of investment properties	-	12,670	-	12,374	-	-	-	-	25,044
Operating profit before finance costs									135,989
Finance costs									(47,244)
Operating profit									88,745
Share of results of associated companies	-	36,511	-	1,074	-	1,135	948	-	39,668
Taxation									(46,403)
Minority interests									(9,343)
Profit attributable to shareholders									72,667

2 TURNOVER, REVENUE AND SEGMENT INFORMATION (Continued)

Primary reporting format – geographical segments (Continued)

	2003								
	The People's Republic of China								
	Hong Kong	Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Segment assets	749,146	1,081,050	501,481	649,204	186,301	394,142	137,583	(4,247)	3,694,660
Investments in associated companies	-	603,492	-	61,485	-	34,816	21,796	-	721,589
Unallocated assets									442,528
Negative goodwill									(116,265)
Total assets									4,742,512
Segment liabilities	(38,664)	(30,615)	(18,431)	(21,981)	(9,121)	(18,083)	(13,103)	4,247	(145,751)
Unallocated liabilities									(1,667,245)
Total liabilities									(1,812,996)
Capital expenditure	30,742	83,247	15,353	34,526	7,820	13,421	2,526	-	187,635
Discarding of fixed assets due to properties renovations	(1,846)	-	(1,941)	(8,822)	(276)	(610)	(1,247)	-	(14,742)
Depreciation	(6,544)	(10,950)	(3,510)	(4,847)	(3,346)	(5,182)	(2,383)	-	(36,762)
Amortisation of negative goodwill									5,893
Provision for impairment losses	-	(9,500)	-	-	-	-	-	-	(9,500)

Notes to the Accounts

For the year ended 31 December 2003

2 TURNOVER, REVENUE AND SEGMENT INFORMATION (Continued)

Primary reporting format – geographical segments (Continued)

	2002 (As restated)								
		The People's Republic of China							
	Hong Kong US$'000	Mainland China US$'000	The Philippines US$'000	Singapore US$'000	Thailand US$'000	Malaysia US$'000	Other US$'000	Elimination US$'000	Group US$'000
Turnover									
External sales	137,740	179,197	72,631	87,101	34,132	62,310	27,410	-	600,521
Inter-segment sales	4,059	7,835	4,119	2,226	1,945	1,886	728	(22,798)	-
Total	141,799	187,032	76,750	89,327	36,077	64,196	28,138	(22,798)	600,521
Result									
Segment results	15,999	58,654	18,450	34,107	13,211	6,271	4,955	-	151,647
Interest income									3,549
Dividend income									1,757
Net realised gains on other investments									1,063
Net unrealised losses on other investments									(6,848)
Provision for impairment losses on properties under development	-	(13,276)	-	-	-	-	-	-	(13,276)
Provision for impairment losses on long-term investments									(35)
Unallocated corporate expenses									(5,873)
Amortisation of negative goodwill									5,160
Deficit on valuation of investment properties	-	(3,417)	-	(10,183)	-	-	-	-	(13,600)
Loss on disposal of partial interest in a subsidiary									(788)
Operating profit before finance costs									122,756
Finance costs									(41,026)
Operating profit									81,730
Share of results of associated companies	-	36,365	-	2,331	-	805	1,128	-	40,629
Taxation									(49,690)
Minority interests									(9,275)
Profit attributable to shareholders									63,394

Notes to the Accounts

For the year ended 31 December 2003

2 **TURNOVER, REVENUE AND SEGMENT INFORMATION (Continued)**

Primary reporting format – geographical segments (Continued)

	2002 (As restated)								
	Hong Kong US$'000	The People's Republic of China Mainland China US$'000	The Philippines US$'000	Singapore US$'000	Thailand US$'000	Malaysia US$'000	Other US$'000	Elimination US$'000	Group US$'000
Segment assets	729,306	1,042,999	544,078	607,811	163,921	384,138	128,589	(4,561)	3,596,281
Investments in associated companies	-	609,309	-	60,682	-	32,764	20,845	-	723,600
Unallocated assets									361,731
Negative goodwill									(122,085)
Total assets									4,559,527
Segment liabilities	(39,398)	(30,730)	(14,304)	(15,873)	(7,440)	(16,498)	(11,582)	4,561	(131,264)
Unallocated liabilities									(1,579,085)
Total liabilities									(1,710,349)
Capital expenditure	13,141	37,719	9,929	421	9,801	19,627	2,119	-	92,757
Discarding of fixed assets due to properties renovations	(1,066)	-	(908)	-	(1,447)	(524)	(844)	-	(4,789)
Depreciation	(6,026)	(15,749)	(3,528)	2,364	(2,677)	(4,609)	(4,223)	-	(34,448)
Amortisation of negative goodwill									5,160
Provision for impairment losses	-	(13,276)	-	-	(35)	-	-	-	(13,311)

Notes to the Accounts

For the year ended 31 December 2003

2 **TURNOVER, REVENUE AND SEGMENT INFORMATION (Continued)**

Secondary reporting format – business segments

	Turnover 2003 US$'000	Segment results 2003 US$'000	Total assets 2003 US$'000	Capital expenditure 2003 US$'000
Hotel operation	515,988	91,042	3,372,771	124,454
Hotel management	28,735	1,243	14,363	872
Property rentals	16,119	4,409	311,773	1,267
Elimination	(20,425)	–	(4,247)	–
	540,417	96,694	3,694,660	126,593
Investments in associated companies			721,589	–
Unallocated assets			442,528	61,042
Negative goodwill			(116,265)	–
Total			4,742,512	187,635

Secondary reporting format – business segments

	Turnover 2002 US$'000	Segment results 2002 US$'000	As restated Total assets 2002 US$'000	Capital expenditure 2002 US$'000
Hotel operation	576,410	138,347	3,271,966	67,979
Hotel management	31,978	8,331	18,412	302
Property rentals	14,931	4,969	310,464	791
Elimination	(22,798)	–	(4,561)	–
	600,521	151,647	3,596,281	69,072
Investments in associated companies			723,600	–
Unallocated assets			361,731	23,685
Negative goodwill			(122,085)	–
Total			4,559,527	92,757

3 OPERATING PROFIT BEFORE FINANCE COSTS

	Group	
		As restated
	2003	2002
	US$'000	*US$'000*
Operating profit before finance costs is stated after crediting and charging:		
Crediting		
Dividend income from other investments	**1,427**	1,757
Amortisation of negative goodwill	**5,893**	5,160
Net realised gains on other investments	**676**	1,063
Net unrealised gains on other investments	**17,672**	-
Surplus on valuation of investment properties	**25,044**	-
Charging		
Depreciation of fixed assets (net of amount capitalised of US$60,000 (2002: US$45,000))	**36,702**	34,403
Cost of inventories sold or consumed in operation	**71,131**	73,655
Auditors' remuneration	**618**	623
Operating lease rental in respect of land and buildings	**8,818**	8,982
Staff costs excluding directors' emoluments *(note 4)*	**162,948**	168,620
Deficit on valuation of investment properties	**-**	13,600
Net unrealised losses on other investments	**-**	6,848
Provision for impairment losses on long-term investments	**-**	35
Provision for impairment losses on properties under development and other land and buildings	**9,500**	13,276
Discarding of fixed assets due to properties renovations	**14,742**	4,789
Loss on disposals of fixed assets	**28**	460
Loss on disposal of partial interest in a subsidiary	**-**	788

4 STAFF COSTS

	Group	
	2003	2002
	US$'000	*US$'000*
Wages and salaries (including unutilised annual leave)	**125,518**	130,417
Pension costs	**10,013**	10,141
Other welfare	**27,417**	28,062
	162,948	168,620

Notes to the Accounts

For the year ended 31 December 2003

5 FINANCE COSTS

	Group	
	2003	2002
	US$'000	*US$'000*
Exchange differences	**875**	(1,088)
Interest on bank loans and overdrafts	**47,127**	42,902
Interest on other borrowings wholly repayable within five years	**1,128**	269
	48,255	43,171
Less: amounts capitalised	**(2,254)**	(1,667)
	46,001	41,504
Interest on loans from minority interests with no fixed repayment term	**368**	610
	47,244	41,026

6 TAXATION

	Group	
		As restated
	2003	2002
	US$'000	*US$'000*
Hong Kong profits tax		
- Provision for the year	**1,100**	4,817
- Deferred taxation *(note 28)*		
- relating to the origination and reversal of temporary differences	**1,220**	1,077
- resulting from an increase in tax rate	**722**	-
	1,942	1,077
Taxation outside Hong Kong		
- Provision for the year	**9,616**	14,512
- Deferred taxation *(note 28)*		
- relating to the origination and reversal of temporary differences	**17,253**	12,032
- resulting from a decrease in tax rate	**-**	(718)
	17,253	11,314
Share of taxation attributable to associated companies	**16,492**	17,970
	46,403	49,690

6 **TAXATION (Continued)**

The taxation on the Group's profit before taxation differs from the theoretical amount that would arise using the taxation rate of the home country of the Company as follows:

	Group	
	2003	2002
	US$'000	*US$'000*
Profit before taxation	**128,413**	122,359
Calculated at a taxation rate of 17.5% (2002: 16%)	**22,472**	19,577
Effect of different taxation rates of subsidiaries operating in other countries	**15,942**	21,616
Income not subject to taxation	**(12,361)**	(8,591)
Expenses not deductible for taxation purposes	**16,490**	19,597
Tax effect on unrecognised tax losses	**1,283**	1,028
Utilisation of previously unrecognised tax losses	**(1,436)**	(1,196)
Effect on opening net deferred taxation resulting from an increase/(decrease) in tax rate	**722**	(522)
Over provision in prior years	**(478)**	(317)
Withholding tax on dividends from subsidiaries	**3,822**	(1,536)
Others	**(53)**	34
Taxation charge	**46,403**	49,690

(a) Hong Kong profits tax is provided at a rate of 17.5% (2002: 16%) on the estimated assessable profits of group companies operating in Hong Kong. In 2003, the government enacted a change in the profits tax rate from 16% to 17.5% for the fiscal year 2003/2004.

(b) Taxation outside Hong Kong includes withholding tax payable on dividends from subsidiaries and tax provided at the prevailing rates on the estimated assessable profits of group companies operating outside Hong Kong.

(c) Taxation attributable to associated companies represents share of overseas tax provided at the prevailing rates on the estimated assessable profits.

7 **PROFIT ATTRIBUTABLE TO SHAREHOLDERS**

The profit attributable to shareholders is dealt with in the accounts of the Company to the extent of US$14,878,000 (2002: US$39,367,000).

Notes to the Accounts

For the year ended 31 December 2003

8 DIVIDENDS

	Group	
		As restated
	2003	2002
	US$'000	*US$'000*
Interim - HK6 cents (2002: HK7 cents) per ordinary share *(note (a))*	**16,767**	19,530
Proposed final - HK8 cents (2002: Nil) per ordinary share *(note (b))*	**24,258**	-
	41,025	19,530

Notes:

(a) Amounts shown in respect of the interim dividend for the year ended 31 December 2003 reflected the cash dividend of HK6 cents (2002: HK7 cents) per ordinary share. A scrip dividend alternative to the 2003 interim dividend was also offered, with the result that only US$15,291,000 (2002: US$16,835,000) of the 2003 interim dividend was paid in cash.

(b) At a meeting held on 29 March 2004, the directors recommended a final dividend of HK8 cents per ordinary share. A scrip dividend alternative was also offered. This proposed dividend is not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ending 31 December 2004.

The Board of Directors of the Company at the board meeting held on 21 May 2003 resolved to change its recommendation made on 21 March 2003 to distribute a final dividend of HK5 cents per share for the year ended 31 December 2002 with scrip alternative such that no final dividend was recommended to be declared for the year 2002. As a result, the amount US$13,972,000 previously disclosed as proposed dividend in the audited consolidated balance sheet as at 31 December 2002 included in the Company's 2002 annual report is reclassified as part of the retained profits in the restated consolidated balance sheet as at 31 December 2002.

9 EARNINGS PER SHARE

(a) Basic earnings per share of US3.33 cents (2002: US2.91 cents, as restated) is calculated based on profit attributable to shareholders of US$72,667,000 (2002: US$63,394,000, as restated) and the weighted average number of 2,179,857,870 shares (2002: 2,176,761,192 shares) in issue during the year.

(b) Diluted earnings per share is same as the basic earnings per share as there is no dilution effect arising from the share options (note 22) granted by the Company.

10 EMOLUMENTS OF DIRECTORS AND HIGHEST PAID INDIVIDUALS

(a) Directors

The aggregate amounts of the Directors' emoluments pursuant to the disclosure requirements under Sections 161 and 161A of the Hong Kong Companies Ordinance are as follows:

	Group	
	2003	2002
	US$'000	*US$'000*
As directors	**140**	147
For management		
– basic salaries, housing allowances, other allowances and other benefits in kind	**1,679**	2,248
Discretionary bonus	**636**	553
Directors' pensions	**66**	68
	2,521	3,016

Apart from the aforesaid, during the years ended 31 December 2003 and 2002, no other emoluments have been paid.

The number of Directors whose emoluments fell within the following bands is:

	Number of directors			
	Executive		Non-executive	
	2003	2002	**2003**	2002
HK$ nil – HK$1,000,000	**2**	3	**7**	7
HK$1,500,000 – HK$2,000,000	**1**	–	**–**	–
HK$2,000,001 – HK$2,500,000	**–**	2	**–**	–
HK$2,500,001 – HK$3,000,000	**2**	–	**–**	–
HK$3,000,001 – HK$3,500,000	**1**	1	**–**	–
HK$4,500,001 – HK$5,000,000	**–**	1	**–**	–
HK$6,500,001 – HK$7,000,000	**1**	1	**–**	–

Total emoluments payable to the independent non-executive Directors amounted to US$55,555 (2002: US$57,692).

No Directors have waived emoluments for the years ended 31 December 2003 and 2002.

During the year, no options were granted to the Directors and no options were exercised by the Directors. Details of the options are stated on the section headed "Share Options" in the Report of the Directors.

Notes to the Accounts

For the year ended 31 December 2003

10 EMOLUMENTS OF DIRECTORS AND HIGHEST PAID INDIVIDUALS (Continued)

(b) Highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include three (2002: three) Directors whose emoluments have been reflected in the analysis presented above. The total emoluments payable to the five highest paid individuals during the year are as follows:

	Group	
	2003	2002
	US$'000	*US$'000*
For management		
– basic salaries, housing allowances, other allowances and other benefits in kind	**1,855**	2,217
Discretionary bonus	**552**	449
Pensions	**89**	97
	2,496	2,763

The emoluments of the individuals who are not Directors fell within the following bands:

	Number of individuals	
	2003	2002
HK$3,000,001 – HK$3,500,000	**1**	1
HK$3,500,001 – HK$4,000,000	**1**	–
HK$4,000,001 – HK$4,500,000	**–**	1

11 PENSION SCHEME ARRANGEMENTS

The Group operates and participates in a number of pension and retirement schemes of both the defined contribution and defined benefit types. Principal schemes are as follows:

(a) The defined contribution schemes (including the Mandatory Provident Fund ("MPF") in Hong Kong) participated by the Group, other than those in the PRC, Singapore and Malaysia, require employers to contribute 5% to 10% of the employees' basic salaries and some of these schemes permit employees' contributions on a discretionary basis. The MPF requires both the employers and employees in Hong Kong to contribute 5% of their monthly gross earnings with a ceiling of HK$1,000 (equivalent US$128) per month. Under these schemes with the exception of MPF, the unvested benefits of employees terminating employment can be utilised by employers to reduce their future levels of contributions. The assets of these schemes are held separately from those of the Group in independently administered funds. The amounts of unvested benefits so utilised by employers during the year and available for the future reduction of employers' contributions as at 31 December 2003 were not material.

The Group's subsidiaries in the PRC, Singapore and Malaysia participate in defined contribution schemes managed by the respective local governments in these countries. Contributions are made based on a percentage, ranging from 7% to 26%, of the employee's salaries and bonus, if applicable, and were charged to the profit and loss account as incurred. The maximum contributions by the subsidiaries for each employee for the Group's subsidiaries in Singapore are fixed by Singapore government at S$960 (equivalent US$565) up to September 2003 and at S$715 (equivalent to US$421) thereafter per month for monthly salaries and bonus payment. The employees of the Group's subsidiaries in Singapore and Malaysia are also required to contribute 20% and 11% of their gross salaries and bonus, if applicable, to such fund respectively.

The three hotels in the Philippines have adopted a funded non-contributory defined benefit pension plan covering all their regular employees. The benefits are based on years of service and the employee's final covered compensation. The plan requires periodic contributions by the participating subsidiaries as determined by periodic actuarial reviews. An actuarial valuation was performed by Orlando J. Manalang, a qualified actuary at 22 September 2003 using the Projected Unit Credit Actuarial Cost Method. The principal assumptions used in the actuarial valuation are that scheme assets will earn a yield of 7% per annum and salary will increase by 5% per annum. According to this report, both Edsa Shangri-La Hotel & Resort, Inc. and Mactan Shangri-La Hotel & Resort, Inc. can suspend contributions until another valuation is done within the next three years as the total funded assets of these two subsidiaries exceeded the actuarial accrued liability and the 2003 normal cost by Peso 10,750,000 (equivalent to US$194,000) and Peso 5,411,700 (equivalent to US$98,000) respectively while Makati Shangri-La Hotel & Resort, Inc. had an unfunded actuarial liability of Peso 8,369,000 (equivalent to US$151,000) and required normal cost contribution of Peso 5,542,000 (equivalent to US$100,000) for the period 1 July 2003 to 30 June 2004 and an annual contribution of Peso 1,908,000 (equivalent to US$34,000) in the next 5 years.

(b) Total pension cost including charges for directors charged to the profit and loss account for the year under all pension schemes was US$10,080,000 (2002: US$10,209,000).

Notes to the Accounts

For the year ended 31 December 2003

12 FIXED ASSETS

	Group							
	Investment properties							
	Hotel properties US$'000	Other investment properties US$'000	Other land and buildings US$'000	Properties under development US$'000	Furniture, fixtures and equipment US$'000	Motor vehicles US$'000	Plant and machinery US$'000	Total US$'000
Cost or valuation								
At 1 January 2003	2,915,416	295,898	60,275	232,465	405,648	12,752	75,819	3,998,273
Exchange differences	20,609	3,912	713	213	1,306	108	5,118	31,979
Additions	13,719	1,267	45	130,894	37,887	815	3,008	187,635
Transfer	17,782	-	43,157	(87,164)	15,684	-	10,541	-
Surplus/(deficit) on revaluation	5,991	(1,457)	-	-	-	-	-	4,534
Disposals	(13,382)	-	(498)	(11)	(22,598)	(2,426)	(10,112)	(49,027)
At 31 December 2003	**2,960,135**	**299,620**	**103,692**	**276,397**	**437,927**	**11,249**	**84,374**	**4,173,394**
At cost	-	-	103,692	276,397	437,927	11,249	84,374	913,639
At valuation	2,960,135	299,620	-	-	-	-	-	3,259,755
	2,960,135	299,620	103,692	276,397	437,927	11,249	84,374	4,173,394
Accumulated depreciation								
At 1 January 2003	-	-	6,564	-	310,595	8,633	48,139	373,931
Exchange difference	-	-	5	-	962	95	3,528	4,590
Charge for the year	-	-	1,078	-	27,758	1,145	6,781	36,762
Disposals	-	-	(112)	-	(20,533)	(1,895)	(9,731)	(32,271)
At 31 December 2003	-	-	**7,535**	-	**318,782**	**7,978**	**48,717**	**383,012**
Accumulated impairment losses								
At 1 January 2003	-	-	-	19,276	-	-	-	19,276
Provision for the year	-	-	9,500	-	-	-	-	9,500
Transfer	-	-	6,000	(6,000)	-	-	-	-
At 31 December 2003	-	-	**15,500**	**13,276**	-	-	-	**28,776**
Net book value								
At 31 December 2003	**2,960,135**	**299,620**	**80,657**	**263,121**	**119,145**	**3,271**	**35,657**	**3,761,606**
At 31 December 2002	2,915,416	295,898	53,711	213,189	95,053	4,119	27,680	3,605,066

(a) Investment properties of the Group are stated at professional valuations, valued on the basis of their market value as a fully operational entity for existing use.

Notes to the Accounts

For the year ended 31 December 2003

12 FIXED ASSETS (Continued)

(b) The net book values of investment properties, other land and buildings and properties under development of the Group comprised:

	Group						
	Investment properties						
	Hotel properties		Other investment properties	Other land and buildings		Properties under development	
	Hong Kong	Outside Hong Kong	Outside Hong Kong	Hong Kong	Outside Hong Kong	Outside Hong Kong	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Freehold							
At cost	-	-	-	-	20,614	32,589	53,203
At valuation	-	694,167	251,564	-	-	-	945,731
Long lease (not less than 50 years)							
At cost	-	-	-	-	13,647	94,300	107,947
At valuation	-	350,255	-	-	-	-	350,255
Medium lease (less than 50 years but more than 10 years)							
At cost less provision for impairment losses	-	-	-	4,897	39,472	136,232	180,601
At valuation	663,268	1,252,445	48,056	-	-	-	1,963,769
Short lease (less than 10 years)							
At cost	-	-	-	-	2,027	-	2,027
At valuation	-	-	-	-	-	-	-
Total	**663,268**	**2,296,867**	**299,620**	**4,897**	**75,760**	**263,121**	**3,603,533**

The carrying amount of investment properties that would have been included in the accounts had these assets been carried at cost is US$2,635,144,000 (2002: US$2,591,237,000). No depreciation is provided for the above investment properties which are all held on leases of more than 20 years under the Company's accounting policies.

(c) Details of investment properties of the Company's subsidiaries are summarised in note 34.

Notes to the Accounts

For the year ended 31 December 2003

12 FIXED ASSETS (Continued)

(d) Details of movements in fixed assets of the Company are as follows:

	Furniture, fixtures and equipment *US$'000*	Motor vehicles *US$'000*	Total *US$'000*
Cost			
At 1 January 2003	761	251	1,012
Additions	46	75	121
Disposals	(13)	(105)	(118)
At 31 December 2003	**794**	**221**	**1,015**
Accumulated depreciation			
At 1 January 2003	745	251	996
Charge for the year	16	11	27
Disposals	(13)	(105)	(118)
At 31 December 2003	**748**	**157**	**905**
Net book value			
At 31 December 2003	**46**	**64**	**110**
At 31 December 2002	16	–	16

13 NEGATIVE GOODWILL

	Group		
	Goodwill US$'000	(Negative Goodwill) US$'000	Total US$'000
Cost			
At 1 January 2003			
– as previously reported	161,624	(431,262)	(269,638)
– effect of change in an accounting policy	–	169,950	169,950
– as restated	161,624	(261,312)	(99,688)
Exchange difference	–	(82)	(82)
At 31 December 2003	**161,624**	**(261,394)**	**(99,770)**
Accumulated amortisation			
At 1 January 2003			
– as previously reported	(64,650)	121,870	57,220
– effect of change in an accounting policy	–	(79,617)	(79,617)
– as restated	(64,650)	42,253	(22,397)
Amortised during the year	(10,775)	16,668	5,893
Exchange difference	–	9	9
At 31 December 2003	**(75,425)**	**58,930**	**(16,495)**
Net book value at 31 December 2003	**86,199**	**(202,464)**	**(116,265)**
Net book value at 31 December 2002	96,974	(219,059)	(122,085)

Notes to the Accounts

For the year ended 31 December 2003

14 SUBSIDIARIES

	Company	
	2003	2002
	US$'000	*US$'000*
Unlisted shares, at cost	**1,698,356**	1,698,366
Amounts due from subsidiaries	**662,730**	675,395
Amounts due to subsidiaries	**(153,222)**	(155,474)
	2,207,864	2,218,287

(a) Details of principal subsidiaries are set out in note 33(a).

(b) Amounts due from subsidiaries are unsecured, interest-free and with no fixed repayment terms except for an amount of US$15,600,000 (2002: US$15,600,000) due from a subsidiary which was interest bearing at HIBOR plus 1% per annum and an amount of US$640,000 (2002: nil) due from a wholly owned subsidiary which was interest bearing at a fixed rate of 4.4% per annum.

(c) Amounts due to subsidiaries as at 31 December 2003 and 2002 are unsecured, interest-free and with no fixed repayment terms.

15 ASSOCIATED COMPANIES

	Group	
	2003	2002
	US$'000	*US$'000*
Share of net assets		
- balance for the year/as previously reported	**604,265**	731,023
- effect of change in an accounting policy	**–**	(128,299)
- balance for the year/as restated	**604,265**	602,724
Amounts due from associated companies	**117,324**	120,876
	721,589	723,600

Amounts due from associated companies are unsecured, interest-free and with no fixed repayment terms except for the total amount of US$76,274,000 (2002: US$80,510,000) due from two associated companies which is interest bearing at LIBOR plus 2% per annum and US$31,316,000 (2002: US$30,631,000) due from an associated company which is interest bearing at 1.25% per annum. Details of principal associated companies are set out in note 33(b).

16 LONG-TERM INVESTMENTS

	Group	
	2003	2002
	US$'000	*US$'000*
Overseas unlisted shares, at cost	**1,916**	1,916
– Exchange differences	**(120)**	(242)
– Provision for impairment losses	**(332)**	(332)
	1,464	1,342
Loans to an investee company	**380**	550
	1,844	**1,892**

The loans are unsecured, interest-free and with no fixed repayment terms.

17 ACCOUNTS RECEIVABLE, PREPAYMENTS AND DEPOSITS

At 31 December 2003, the ageing analysis of the trade debtors was as follows:

	Group	
	2003	2002
	US$'000	*US$'000*
0 – 3 months	**31,723**	28,634
4 – 6 months	**985**	1,239
over 6 months	**1,109**	531
	33,817	30,404

The Group has a defined credit policy. The general credit term is 30 days.

Notes to the Accounts

For the year ended 31 December 2003

18 OTHER INVESTMENTS

	Group	
	2003	2002
	US$'000	*US$'000*
Equity securities, at market value		
Shares listed in Hong Kong	**39,159**	23,547
Shares listed outside Hong Kong	**8,319**	12,687
	47,478	36,234
Unlisted securities, at market value		
Outside Hong Kong	**1,316**	1,257
	48,794	37,491

Equity securities listed in Hong Kong included shares in the Company ("such SA shares") with a carrying value of US$12,349,000 (2002: US$8,628,000) held by Shangri-La Hotel Public Company Limited, Thailand ("SHPCL"). Such SA shares, representing approximately 0.6% (2002: 0.6%) of the issued share capital of the Company as at 31 December 2003, were held by SHPCL before the Company acquired the controlling interests in SHPCL in late 1999. The Company has undertaken, subject to market conditions, to use its reasonable endeavours to procure SHPCL to dispose of all such SA shares to parties independent of the Kuok Group. In view of the temporary nature of this holding in such SA shares, they have been classified as other investments in these accounts.

19 ACCOUNTS PAYABLE AND ACCRUALS

At 31 December 2003, the ageing analysis of the trade creditors was as follows:

	Group	
	2003	2002
	US$'000	*US$'000*
Accounts payable in the next:		
0 - 3 months	**28,105**	22,765
4 - 6 months	**549**	429
over 6 months	**1,731**	1,614
	30,385	24,808

20 BANK LOANS AND OVERDRAFTS AND OTHER BORROWINGS

	Group	
	2003	2002
	US$'000	*US$'000*
Overdrafts – unsecured	**513**	538
Bank loans – secured *(note 32(b))*	**15,966**	17,446
Bank loans – unsecured	**1,181,085**	1,105,723
Other borrowings – unsecured	**17,647**	17,261
	1,215,211	1,140,968

The above bank loans and overdrafts are repayable as follows:

	Bank loans and overdrafts		Other borrowings	
	2003	2002	**2003**	2002
	US$'000	*US$'000*	***US$'000***	*US$'000*
Within one year	**160,346**	130,099	**17,647**	-
In the second year	**50,820**	21,096	**-**	17,261
In the third to fifth years inclusive	**972,693**	933,487	**-**	-
After five years	**13,705**	39,025	**-**	-
	1,037,218	993,608	**-**	17,261
	1,197,564	1,123,707	**17,647**	17,261

Other borrowings represented S$30,000,000 unsecured Floating Rate Notes (the "Notes") due in December 2004 issued by Shangri-La Hotel Limited, Singapore ("SHL") on 13 December 2002. As at 31 December 2003, the interest rate is 1.15% per annum (2002: 1.45%). The interest rate will be re-fixed at every 6 monthly interval, based on an agreed formula set out in the issuing documents. Unless previously redeemed or purchased and cancelled, the Notes will be redeemed at the face value of S$30,000,000 on the maturity date.

Notes to the Accounts

For the year ended 31 December 2003

21 SHARE CAPITAL

	2003		2002	
	No. of shares *('000)*	*US$'000*	No. of shares *('000)*	*US$'000*
Authorised – Ordinary shares of HK$1 each				
At 1 January and 31 December	**5,000,000**	**646,496**	5,000,000	646,496
Issued and fully paid – Ordinary shares of HK$1 each				
At 1 January	**2,179,656**	**281,788**	2,176,660	281,406
Issue of scrip dividend shares *(note (a))*	**1,673**	**215**	4,738	607
Repurchase of shares	**–**	**–**	(1,742)	(225)
At 31 December	**2,181,329**	**282,003**	2,179,656	281,788

(a)(i) On 22 August 2003, the Company declared an interim dividend on its ordinary shares for the year ended 31 December 2003. The Company offered to its shareholders a scrip dividend alternative under which the shareholders could elect to receive ordinary shares in lieu of a cash dividend. 1,673,089 ordinary shares of HK$1 each were issued on 18 November 2003 under this scheme.

(ii) On 23 August 2002, the Company declared an interim dividend on its ordinary shares for the year ended 31 December 2002. The Company offered to its shareholders a scrip dividend alternative under which the shareholders could elect to receive ordinary shares in lieu of a cash dividend. 4,738,270 ordinary shares of HK$1 each were issued on 19 November 2002 under this scheme.

22 SHARE OPTIONS

At the Special General Meeting of the Company held on 24 May 2002, the shareholders of the Company approved the adoption of a new share option scheme (the "New Option Scheme") and the termination of the operation of the executive share option scheme adopted by the shareholders of the Company on 16 December 1997 (the "Executive Option Scheme") (such that no further options shall thereafter be offered under the Executive Option Scheme but in all other respects the provisions of the Executive Option Scheme shall remain in full force and effect). Pursuant to both the Executive Option Scheme and the New Option Scheme, the Directors of the Company may, at their discretion, grant to executive Directors and key employees of the Group options to subscribe for shares in the Company subject to terms and conditions stipulated therein.

22 **SHARE OPTIONS (Continued)**

The movements in share options granted pursuant to the Executive Option Scheme during the year were as follows:

	Number of option shares granted on		
	1 May 1998 *(Note (a))*	15 January 2000 *(Note (b))*	15 January 2001 *(Note (c))*
Balance at 1 January 2003	12,540,113	7,936,991	4,657,442
Lapsed during the year	(261,252)	(77,528)	(67,921)
Balance at 31 December 2003	**12,278,861**	**7,859,463**	**4,589,521**
Exercise price per option share *(HK$)*	8.26	8.82	8.18

The movements in share options granted pursuant to the New Option Scheme during the year were as follows:

	Number of option shares granted on 29 May 2002 *(Note(d))*
Balance at 1 January 2003	16,870,000
Lapsed during the year	(470,000)
Balance at 31 December 2003	**16,400,000**
Exercise price per option share *(HK$)*	6.81

Notes:

(a) The share options are exercisable based on an approved vesting scale from 1 May 1999 to 30 April 2008.

(b) The share options are exercisable based on an approved vesting scale from 15 January 2001 to 14 January 2010.

(c) The share options are exercisable based on an approved vesting scale from 15 January 2002 to 14 January 2011.

(d) The share options are exercisable based on an approved vesting scale from 29 May 2003 to 28 May 2012.

No option shares were cancelled under the Executive Option Scheme and the New Option Scheme during the year (2002: Nil).

According to the terms of the Executive Option Scheme, no option shares have lapsed subsequent to the year end and up to the date of this report. Options on 80,000 shares under the New Option Scheme have lapsed subsequent to the year end and up to the date of this report.

Notes to the Accounts

For the year ended 31 December 2003

23 RESERVES

	Share premium US$'000	Capital redemption reserve US$'000	Investment properties revaluation reserve US$'000	Share of investment properties revaluation reserves in associated companies US$'000	Exchange fluctuation reserve US$'000	Capital reserve US$'000	Other reserve US$'000	Contributed surplus US$'000	Total US$'000
Group									
At 1 January 2003, as previously reported	531,976	10,666	536,682	242,684	(161,136)	601,490	1,057	389,741	2,153,160
Effects of change in an accounting policy *(note 25(b))*	-	-	(62,448)	(54,455)	-	-	-	-	(116,903)
At 1 January 2003, as restated	531,976	10,666	474,234	188,229	(161,136)	601,490	1,057	389,741	2,036,257
(Deficit)/surplus on valuation									
- gross	-	-	(20,671)	8,091	-	-	-	-	(12,580)
- deferred taxation	-	-	2,805	(2,242)	-	-	-	-	563
	-	-	(17,866)	5,849	-	-	-	-	(12,017)
Arising from issue of scrip dividend *(note 21(a))*	1,261	-	-	-	-	-	-	-	1,261
Exchange differences	-	-	-	-	23,550	-	-	-	23,550
Other movements	-	-	-	-	-	-	283	-	283
At 31 December 2003	**533,237**	**10,666**	**456,368**	**194,078**	**(137,586)**	**601,490**	**1,340**	**389,741**	**2,049,334**
Company									
At 1 January 2003	531,976	10,666	-	-	-	-	-	1,524,231	2,066,873
Arising from issue of scrip dividend (note 21(a))	1,261	-	-	-	-	-	-	-	1,261
At 31 December 2003	**533,237**	**10,666**	**-**	**-**	**-**	**-**	**-**	**1,524,231**	**2,068,134**
Group									
At 1 January 2002, as previously reported	530,725	10,441	563,947	277,994	(182,119)	601,490	557	389,741	2,192,776
Effects of change in an accounting policy *(note 25(b))*	-	-	(64,465)	(68,026)	-	-	-	-	(132,491)
At 1 January 2002, as restated	530,725	10,441	499,482	209,968	(182,119)	601,490	557	389,741	2,060,285
Deficit on valuation									
- gross	-	-	(27,060)	(35,283)	-	-	-	-	(62,343)
- deferred taxation *(note 25(b))*	-	-	2,017	13,571	-	-	-	-	15,588
	-	-	(25,043)	(21,712)	-	-	-	-	(46,755)
Arising from issue of scrip dividend *(note 21(a))*	2,087	-	-	-	-	-	-	-	2,087
Arising from repurchase of shares	(836)	225	-	-	-	-	-	-	(611)
Transfer to retained profits on disposal of partial interest in a subsidiary	-	-	(205)	-	-	-	-	-	(205)
Realised on disposal of partial interest in a subsidiary	-	-	-	(27)	-	-	-	-	(27)
Exchange differences	-	-	-	-	20,983	-	-	-	20,983
Other movements	-	-	-	-	-	-	500	-	500
At 31 December 2002	531,976	10,666	474,234	188,229	(161,136)	601,490	1,057	389,741	2,036,257
Company									
At 1 January 2002	530,725	10,441	-	-	-	-	-	1,524,231	2,065,397
Arising from issue of scrip dividend *(note 21(a))*	2,087	-	-	-	-	-	-	-	2,087
Arising from repurchase of shares	(836)	225	-	-	-	-	-	-	(611)
At 31 December 2002	531,976	10,666	-	-	-	-	-	1,524,231	2,066,873

23 RESERVES (Continued)

(a) The revaluation reserves of investment properties are not available for distribution other than in a dissolution.

(b) A subsidiary is required by local law to appropriate a certain percentage of its annual net profits as other reserve. This reserve is not available for dividend distribution.

(c) The contributed surplus of the Company arises when the Company issues shares in exchange for the shares of companies being acquired, and represents the difference between the nominal value of the Company's share issued and the value of net assets of the companies acquired. Under the Companies Act 1981 of Bermuda (as amended), the contributed surplus is distributable to the shareholders. At Group level, the contributed surplus is reclassified into its components of reserves of the underlying subsidiaries, wherever appropriate.

Notes to the Accounts

For the year ended 31 December 2003

24 RETAINED PROFITS

	Group		Company	
	2003	2002	**2003**	2002
	US$'000	*US$'000*	***US$'000***	*US$'000*
At 1 January				
– as previously reported	**457,258**	406,555	**31,277**	33,990
– effect of change in an accounting policy *(note 25(a))*	**(220,211)**	(190,527)	**–**	–
– as restated	**237,047**	216,028	**31,277**	33,990
Profit attributable to shareholders for the year				
– balance for the year/as previously reported	**72,667**	93,078	**14,878**	39,367
– effect of change in an accounting policy *(note 25(a))*	**–**	(29,684)	**–**	–
– balance for the year/as restated	**72,667**	63,394	**14,878**	39,367
2001 Final dividend paid	**–**	(22,325)	**–**	(22,325)
2003/2002 Interim dividend paid *(note 8)*	**(16,767)**	(19,530)	**(16,767)**	(19,530)
Transfer to capital redemption reserve	**–**	(225)	**–**	(225)
Transfer to other reserve	**(283)**	(500)	**–**	–
Transfer from revaluation reserve	**–**	205	**–**	–
At 31 December	**292,664**	237,047	**29,388**	31,277
Representing:				
2003/2002 Final dividend proposed *(note 8)*	**24,258**	–	**24,258**	–
Retained profits	**268,406**	237,047	**5,130**	31,277
At 31 December	**292,664**	237,047	**29,388**	31,277
Company and subsidiaries				
– balance for the year/as previously reported	**132,630**	217,828	**29,388**	31,277
– effect of change in an accounting policy	**–**	(147,032)	**–**	–
– balance for the year/as restated	**132,630**	70,796	**29,388**	31,277
Associated companies				
– balance for the year/as previously reported	**160,034**	239,430	**–**	–
– effect of change in an accounting policy	**–**	(73,179)	**–**	–
– balance for the year/as restated	**160,034**	166,251	**–**	–
	292,664	237,047	**29,388**	31,277

24 **RETAINED PROFITS (Continued)**

Included in the retained profits of subsidiaries and associated companies are statutory funds of approximately US$225,000 and US$16,785,000 respectively (2002: US$197,000 and US$15,947,000). These funds are set up by way of appropriation from the profit after taxation of the respective companies, established and operating in the PRC, in accordance with the relevant laws and regulations.

25 **CHANGE IN ACCOUNTING POLICY**

The effects of the change in an accounting policy on adoption of revised SSAP 12 as explained in notes 1(d) to the accounts are as follows:

	Group *US$'000*
(a) Effects on retained profits as at 31 December 2002	
(i) Decrease in retained profits as at 1 January 2002	
– additional provision for net deferred tax liabilities	122,240
– reversal of amortisation of negative goodwill	68,287
	190,527
(ii) Decrease in profit retained for the year ended 31 December 2002	
– additional provision for net deferred tax liabilities	18,354
– reversal of amortisation of negative goodwill	11,330
	29,684
Net decrease in retained profits as at 31 December 2002	220,211

Notes to the Accounts

For the year ended 31 December 2003

25 **CHANGE IN ACCOUNTING POLICEY (Continued)**

	Group	
	Investment properties revaluation reserve *US$'000*	Share of investment properties revaluation reserves in associated companies *US$'000*
(b) Effects on investment properties revaluation reserves as at 31 December 2002		
(i) Decrease in balances as at 1 January 2002 – additional provision for net deferred tax liabilities	64,465	68,026
(ii) Increase in balances for the year ended 31 December 2002 – reversal of provision for deferred tax liabilities for the year	(2,017)	(13,571)
Net decrease in balances as at 31 December 2002	62,448	54,455

26 **DISTRIBUTABLE RESERVES**

As at 31 December 2003, the Group's distributable reserves comprised:

	2003 ***US$'000***	Restated 2002 *US$'000*
The Company		
Distributable retained profits	**29,388**	31,277
Contributed surplus	**1,524,231**	1,524,231
	1,553,619	1,555,508
Subsidiaries *(notes (a) and (b))*		
Distributable retained profits	**493,695**	424,673
Associated companies *(notes (a) and (b))*		
Distributable retained profits	**231,952**	231,410

(a) The distributable profits of subsidiaries and associated companies are the corresponding share of profits which are distributable as shown in the statutory accounts of those companies.

(b) There are differences between the profits included in the Group accounts of certain subsidiaries and associated companies, and those in their statutory accounts, as the former have been adjusted for the purpose of complying with the Group's accounting policies.

Notes to the Accounts

For the year ended 31 December 2003

27 MINORITY INTERESTS AND LOANS

	Group	
	2003	2002
	US$'000	*US$'000*
Share of equity		
– balance for the year/as previously reported	**305,515**	317,876
– effect of change in an accounting policy	**–**	(23,790)
– balance for the year/as restated	**305,515**	294,086
Loans from minority shareholders	**86,024**	88,334
	391,539	382,420

The loans from minority shareholders are unsecured and interest-free except for a total amount of US$25,853,000 (2002: US$27,203,000) which is interest bearing at various interest rates ranging from HIBOR plus 1% per annum to 2.5% per annum.

28 DEFERRED TAXATION

Deferred taxation are calculated in full on temporary differences under the liability method using a taxation rate of 17.5% (2002: 16%) for subsidiaries operating in Hong Kong. Deferred taxation of oversea subsidiaries are calculated at the rates of taxation prevailing in the countries in which the respective subsidiaries operate.

The movement on the deferred tax liabilities/(assets) account is as follows:

	Group	
	2003	2002
	US$'000	*US$'000*
At 1 January, as previously reported	**12,219**	10,010
Effect of change in an accounting policy	**322,938**	313,953
At 1 January, as restated	**335,157**	323,963
Exchange differences	**3**	613
Deferred taxation charge to profit and loss account		
– as previously reported	**19,195**	1,596
– effect of change in an accounting policy	**–**	10,795
– as restated *(note 6)*	**19,195**	12,391
Deferred taxation credit to equity in relation to the revaluation reserves of investment properties	**(2,132)**	(1,810)
At 31 December	**352,223**	335,157

Notes to the Accounts

For the year ended 31 December 2003

28 DEFERRED TAXATION (Continued)

Deferred income tax assets are recognised for tax loss carry forwards to the extent that realisation of the related tax benefit through the future taxable profits is probable. As at 31 December 2003, the Group has the following unrecognised tax losses to carry forward against future taxable income:

	Group	
	2003 US$'000	2002 US$'000
With no expiry date	7,934	7,934
Lapsed within the next five years	56,598	69,730
	64,532	77,664

The movement in deferred tax assets and liabilities (prior to offsetting of balances within the same taxation jurisdiction) during the year is as follows:

Deferred tax liabilities	Accelerated tax depreciation		Properties valuation surplus/deficit		Dividend withholding tax		Total	
	2003 US$'000	2002 US$'000	2003 US$'000	2002 US$'000	2003 US$'000	2002 US$'000	2003 US$'000	2002 US$'000
At 1 January	104,189	87,550	219,916	221,805	18,358	22,040	342,463	331,395
Charged/(credited) to profit and loss	18,463	16,009	(1,198)	(75)	3,010	(3,682)	20,275	12,252
Credited to equity	-	-	(2,132)	(1,814)	-	-	(2,132)	(1,814)
Exchange differences	24	630	45	-	-	-	69	630
At 31 December	122,676	104,189	216,631	219,916	21,368	18,358	360,675	342,463

Deferred tax assets	Tax losses		Others		Total	
	2003 US$'000	2002 US$'000	2003 US$'000	2002 US$'000	2003 US$'000	2002 US$'000
At 1 January	(1,064)	(1,064)	(6,242)	(6,368)	(7,306)	(7,432)
Charged/(credited) to profit and loss	(875)	-	(205)	139	(1,080)	139
Charged to equity	-	-	-	4	-	4
Exchange differences	-	-	(66)	(17)	(66)	(17)
At 31 December	(1,939)	(1,064)	(6,513)	(6,242)	(8,452)	(7,306)

28 **DEFERRED TAXATION (Continued)**

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet

	2003 *US$'000*	2002 *US$'000*
Deferred tax assets	**(4,342)**	(4,619)
Deferred tax liabilities	**356,565**	339,776
	352,223	335,157

29 **NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT**

(a) **Reconciliation of profit before taxation to net cash generated from operations**

	2003 *US$'000*	As restated 2002 *US$'000*
Profit before taxation	**128,413**	122,359
Share of results of associated companies	**(39,668)**	(40,629)
(Surplus)/deficit on valuation of investment properties	**(25,044)**	13,600
Provision for impairment losses on properties under development and other land and buildings	**9,500**	13,276
Depreciation	**36,762**	34,403
Amortisation of negative goodwill	**(5,893)**	(5,160)
Interest on bank loans and overdrafts and other borrowings	**46,369**	42,114
Interest income	**(2,634)**	(3,549)
Dividend received from other investments	**(1,427)**	(1,757)
Loss on disposal of fixed assets and discarding of fixed assets due to properties renovations	**14,770**	5,249
Net realised and unrealised (gains)/losses on other investments	**(18,348)**	5,785
Provision for impairment losses on long-term investments	**–**	35
Loss on disposal of partial interest in a subsidiary	**–**	788
Operating profit before working capital changes	**142,800**	186,514
Increase in inventories	**(1,665)**	(623)
Decrease/(increase) in accounts receivable, prepayments and deposits	**1,982**	(8,543)
Increase in accounts payable and accruals	**19,980**	15,001
Decrease in amounts due to minority shareholders	**–**	(107)
Decrease/(increase) in amounts due from associated companies	**1,377**	(2,333)
Decrease in amounts due from minority shareholders	**554**	–
Net cash generated from operations	**165,028**	189,909

Notes to the Accounts

For the year ended 31 December 2003

29 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (Continued)

(b) Analysis of changes in financing during the year

		2003	
	Note	Share capital (including premium) *US$'000*	Bank loans and other borrowings (including loans from minority shareholders) *US$'000*
At 1 January 2003		813,764	1,228,764
Issue of shares for scrip dividend	*21(a)*	1,476	-
Net cash inflow from financing		-	70,395
Reclassification to amounts due to minority interest under current assets		-	(1,548)
Exchange differences		-	3,111
At 31 December 2003		815,240	1,300,722

		2002	
	Note	Share capital (including premium) *US$'000*	Bank loans and other borrowings (including loans from minority shareholders) *US$'000*
At 1 January 2002		812,131	1,214,529
Issue of shares for scrip dividend	*21(a)*	2,694	-
Net cash (outflow)/inflow from financing		(1,052)	6,669
Exchange differences		(9)	7,566
At 31 December 2002		813,764	1,228,764

29 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (Continued)

(c) Analysis of the balances of cash and cash equivalents

	2003 *US$'000*	2002 *US$'000*
Cash and bank balances	**150,343**	127,261
Bank overdrafts	**(513)**	(538)
	149,830	126,723

At 31 December 2003, the Group's cash and bank balances of US$63,807,000 (2002: US$79,853,000) were kept in the PRC, Malaysia, Thailand, the Philippines and Myanmar. The remittance of funds out of these countries is subject to rules and regulations of foreign exchange control promulgated by the governments of the respective countries.

30 RELATED PARTY TRANSACTIONS

In addition to those connected transactions disclosed in the Report of the Directors, during the year and in the normal course of business, the Group had received hotel management and related services and royalty fees totalling US$2,950,000 (2002: US$4,750,000) from associated companies of the Group. The fees are charged by the Group at either a fixed amount or a certain percentage of the gross operating revenue/profit of the relevant companies.

Notes to the Accounts

For the year ended 31 December 2003

31 COMMITMENTS

As at 31 December 2003, the Group and the Company had the following commitments:

(a) The Group's capital commitments include amount in respect of ongoing capital expenditure at existing properties and its commitment to development projects amount to approximately:

	2003 US$'000	2002 US$'000
Contracted but not provided for	**142,757**	86,958
Authorised by Directors but not contracted for	**749,693**	354,612
	892,450	441,570

(b) The Group's commitments under operating leases to make future aggregate minimum lease payments under non-cancellable operating leases in respect of land and buildings are as follows:

	2003 US$'000	2002 US$'000
Not later than one year	**7,123**	6,895
Later than one year and not later than five years	**19,340**	19,009
Later than five years	**140,713**	134,621
	167,176	160,525

(d) At 31 December 2003, the Group had future aggregate minimum lease rental receivable under non-cancellable operating leases in respect of land and buildings as follows:

	2003 US$'000	2002 US$'000
Not later than one year	**6,425**	5,859
Later than one year and not later than five years	**1,251**	1,747
	7,676	7,606

(e) The Company had entered into HIBOR interest rate swap contracts for an aggregate principal amount of HK$5,416,000,000 at fixed interest rates between 3.735% to 5.74% per annum to reduce its interest rate exposure. These contracts will be maturing in November 2004 through December 2006.

32 CONTINGENT LIABILITIES AND CHARGES OVER ASSETS

(a) Contingent liabilities

As at 31 December 2003, contingent liabilities of the Group and the Company were as follows:

(i) The Company executed proportionate guarantees in favour of banks for securing banking facilities granted to certain subsidiaries and an associated company. The utilised amount of such facilities covered by the Company's guarantees and which also represented the financial exposure of the Company at the balance sheet date amounts to US$990,960,000 (2002: US$943,729,000) for the subsidiaries and nil balance (2002: US$29,759,000) for the associated company.

(ii) The Group executed guarantees in favour of banks for securing banking facilities granted to an associated company. The utilised amount of such facilities covered by the Group's guarantees for an associated company at the balance sheet date amounts to US$9,986,000 (2002: US$44,764,000 for four associated companies).

(iii) The Group executed a performance guarantee in favour of the owner of a hotel in Sydney for the financial performance of the hotel under a management contract entered during the year. The maximum cumulative amount of liability under such guarantee is A$10,000,000 (equivalent to US$7,500,000).

(b) Charges over assets

As at 31 December 2003, bank loan and banking facility of a subsidiary amounting to US$11,765,000 (2002: US$12,371,000) were secured by charges over the investment property and other fixed assets of the subsidiary with net book values totalling US$64,706,000 (2002: US$57,537,000) and other assets totalling US$3,381,000 (2002: US$2,917,000). Bank loan of a subsidiary amounting to US$4,201,000 (2002: US$5,075,000) was secured by charges over other investments of this subsidiary with net book value totalling US$12,349,000 (2002: US$8,628,000).

Apart from the aforesaid, neither the Group nor the Company had any material contingent liabilities or charges over assets as at 31 December 2003.

Notes to the Accounts

For the year ended 31 December 2003

33 GROUP STRUCTURE – PRINCIPAL SUBSIDIARIES AND ASSOCIATED COMPANIES

(a) At 31 December 2003, the Company held interests in the following principal subsidiaries:

Name	Place of establishment/ operation	Paid up/ issued capital	Percentage holding in the voting shares Direct	Indirect	Nature of business	*Notes*
Seanoble Assets Limited	The British Virgin Islands	Ordinary HK$578,083,745	100	-	Investment holding	*1*
Shangri-La Asia Treasury Limited	The British Virgin Islands	Ordinary HK$780	100	-	Group financing	*1*
Kerry Industrial Company Limited	Hong Kong	Ordinary HK$2 Non-voting deferred HK$10,000,000	-	100	Investment holding	*1*
Shangri-La Hotel (Kowloon) Limited	Hong Kong	Ordinary HK$2 Non-voting deferred HK$10,000,000	-	100	Hotel ownership and operation	*1*
Shangri-La International Hotels (Pacific Place) Limited	Hong Kong	Ordinary HK$5,000 Non-voting deferred HK$10,000,000	-	80	Hotel ownership and operation	*1*
Shenzhen Shangri-La Hotel Limited	The People's Republic of China	Registered capital US$32,000,000	-	51.30	Hotel ownership and operation	*2, 5*
Beihai Shangri-La Hotel Ltd.	The People's Republic of China	Registered capital US$16,000,000	-	97	Hotel ownership and operation	*5*
Shanghai Pu Dong New Area Shangri-La Hotel Co., Ltd.	The People's Republic of China	Registered capital US$47,000,000	-	100	Hotel ownership and operation	*2, 4*
Shenyang Traders Hotel Ltd.	The People's Republic of China	Registered capital US$28,334,000	-	97	Hotel ownership and operation	*5*
Changchun Shangri-La Hotel Co., Ltd.	The People's Republic of China	Registered capital RMB167,000,000	-	90	Hotel ownership and operation and real estate operation	*5*
Jilin Province Kerry Real Estate Development Ltd	The People's Republic of China	Registered capital RMB25,000,000	-	90	Real estate development and operation	*5*

Notes to the Accounts

For the year ended 31 December 2003

33 GROUP STRUCTURE – PRINCIPAL SUBSIDIARIES AND ASSOCIATED COMPANIES (Continued)

(a) At 31 December 2003, the Company held interests in the following principal subsidiaries: (Continued)

Name	Place of establishment/ operation	Paid up/ issued capital	Percentage holding in the voting shares Direct	Percentage holding in the voting shares Indirect	Nature of business	*Notes*
Qingdao Shangri-La Hotel Co., Ltd.	The People's Republic of China	Registered capital US$18,334,000	–	100	Hotel ownership and operation	*6*
Dalian Shangri-La Hotel Co., Ltd.	The People's Republic of China	Registered capital US$36,666,670	–	90	Hotel ownership and operation	*5*
Dalian Kerry Real Estate Development Co., Ltd.	The People's Republic of China	Registered capital US$18,666,670	–	100	Real estate development and operation	*6*
Xian Shangri-La Golden Flower Hotel Co., Ltd	The People's Republic of China	Registered capital US$12,000,000	–	100	Hotel ownership and operation	*4*
Harbin Shangri-La Hotel Co., Ltd.	The People's Republic of China	Registered capital US$21,860,000	–	95	Hotel ownership and operation	*5*
Wuhan Kerry Real Estate Development Co., Ltd.	The People's Republic of China	Registered capital US$6,000,000	–	92	Real estate development and operation	*5*
Wuhan Shangri-La Hotel Co., Ltd.	The People's Republic of China	Registered capital US$26,667,000	–	92	Hotel ownership and operation	*5*
Fujian Kerry World Trade Centre Co., Ltd.	The People's Republic of China	Registered capital HK$180,000,000	–	100	Real estate development	*3, 6*
Fuzhou Shangri-La Hotel Co., Ltd.	The People's Republic of China	Registered capital US$12,600,000	–	100	Hotel ownership and operation	*3, 4*
Zhongshan Shangri-La Hotel Co., Ltd.	The People's Republic of China	Registered capital US$16,310,000	–	51	Hotel ownership and operation	*3, 5*

Notes to the Accounts

For the year ended 31 December 2003

33 GROUP STRUCTURE – PRINCIPAL SUBSIDIARIES AND ASSOCIATED COMPANIES (Continued)

(a) At 31 December 2003, the Company held interests in the following principal subsidiaries: (Continued)

Name	Place of establishment/ operation	Paid up/ issued capital	Percentage holding in the voting shares Direct	Indirect	Nature of business	*Notes*
Shanghai Ji Xiang Properties Co., Ltd.	The People's Republic of China	Registered capital US$76,000,000	–	99	Real estate development and operation	*2, 3, 5*
Tianjin Kerry Real Estate Development Co., Ltd.	The People's Republic of China	Registered capital US$11,707,000	–	90	Real estate development and operation	*3, 5*
Shenyang Kerry Real Estate Development Co., Ltd.	The People's Republic of China	Registered capital US$6,844,017	–	100	Real estate development and operation	*3, 6*
Makati Shangri-La Hotel & Resort, Inc.	Philippines	Common Peso 921,948,400	–	100	Hotel ownership and operation	
Edsa Shangri-La Hotel & Resort, Inc.	Philippines	Common Peso 792,128,700	–	100	Hotel ownership and operation	
Mactan Shangri-La Hotel & Resort, Inc.	Philippines	Common Peso 272,630,000 Preferred Peso 170,741,500	–	100	Hotel ownership and operation	
Fiji Mocambo Limited	Fiji	Ordinary F$751,459	–	71.64	Hotel ownership and operation	*2*
Yanuca Island Limited	Fiji	Ordinary F$1,262,196	–	71.64	Hotel ownership and operation	*2*
Shangri-La Hotel Limited	Singapore	Ordinary S$164,663,560	–	100	Investment holding, hotel ownership and operation and leasing of residential and serviced apartments	
Sentosa Beach Resort Pte Ltd	Singapore	Ordinary S$30,000,000	–	100	Hotel ownership and operation	

33 GROUP STRUCTURE – PRINCIPAL SUBSIDIARIES AND ASSOCIATED COMPANIES (Continued)

(a) **At 31 December 2003, the Company held interests in the following principal subsidiaries: (Continued)**

Name	Place of establishment/ operation	Paid up/ issued capital	Percentage holding in the voting shares Direct	Indirect	Nature of business	*Notes*
Shangri-La Hotels (Malaysia) Berhad	Malaysia	Ordinary RM440,000,000	-	54.37	Investment holding and hotel ownership and operation	
Shangri-La Hotel (KL) Sdn Bhd	Malaysia	Ordinary RM150,000,000	-	54.37	Hotel ownership and operation	
Golden Sands Beach Resort Sdn Bhd	Malaysia	Ordinary RM6,000,000	-	54.37	Hotel ownership and operation	
Komtar Hotel Sdn Bhd	Malaysia	Ordinary RM6,000,000	-	32.62	Hotel ownership and operation	
Pantai Dalit Beach Resort Sdn Bhd	Malaysia	Ordinary RM135,000,000	-	65.78	Hotel and golf club ownership and operation	
UBN Tower Sdn Bhd	Malaysia	Ordinary RM500,000	-	54.37	Property investment and office management	
UBN Holdings Sdn Bhd	Malaysia	Ordinary RM45,000,000	-	54.37	Investment holding and property investment	
Traders Yangon Company Limited	Myanmar	Ordinary Kyat 21,600,000	-	56.22	Hotel ownership and operation	
Shangri-La Hotel Public Company Limited	Thailand	Common Baht 1,300,000,000	-	73.61	Hotel and office ownership and operation	
SLIM International Limited	Cook Islands	Ordinary US$1,000	100	-	Investment holding	*1*
Shangri-La International Hotel Management Limited	Hong Kong	Ordinary HK$10,000,000	-	100	Hotel management, marketing, consultancy and reservation services	*1*

Notes to the Accounts

For the year ended 31 December 2003

33 GROUP STRUCTURE – PRINCIPAL SUBSIDIARIES AND ASSOCIATED COMPANIES (Continued)

(a) At 31 December 2003, the Company held interests in the following principal subsidiaries: (Continued)

Name	Place of establishment/ operation	Paid up/ issued capital	Percentage holding in the voting shares Direct	Indirect	Nature of business	*Notes*
Shangri-La International Hotel Management B.V.	The Netherlands	Ordinary EUR18,151	-	100	Licensing use of intellectual property rights	*1*
Shangri-La Hotel (Chengdu) Co., Ltd.	The People's Republic of China	Registered capital US$27,340,000	-	80	Hotel ownership and operation	*3, 6*
Shangri-La Hotel (Guangzhou Pazhou) Co., Ltd.	The People's Republic of China	Registered capital US$28,340,000	-	100	Hotel ownership and operation	*3, 6*
Shangri-La Hotel (Shenzhen Futian) Co., Ltd.	The People's Republic of China	Registered capital US$20,000,000	-	100	Hotel ownership and operation	*3, 6*

Notes:

1 Subsidiaries audited by PricewaterhouseCoopers, Hong Kong.

2 Subsidiaries audited by other member firms of PricewaterhouseCoopers, Hong Kong.

3 Subsidiaries which are under various stages of real estate and hotel development and have not yet commenced business operations as at the balance sheet date.

4 Co-operative Joint Venture.

5 Equity Joint Venture.

6 Wholly Foreign Owned Enterprise.

33 GROUP STRUCTURE – PRINCIPAL SUBSIDIARIES AND ASSOCIATED COMPANIES (Continued)

(b) At 31 December 2003, the Group held interests in the following principal associated companies:

Name	Place of establishment/ operation	Percentage holding in the registered capital by the Group	Nature of business	*Notes*
China World Trade Center Ltd.	The People's Republic of China	50	Hotel ownership and operation and property investment	*2*
Beijing Shangri-La Hotel Ltd.	The People's Republic of China	49	Hotel ownership and operation	
Hangzhou Shangri-La Hotel Ltd.	The People's Republic of China	45	Hotel ownership and operation	
Seacliff Limited	The People's Republic of China	30	Hotel ownership and operation and property investment	*1*
Beijing Jia Ao Real Estate Development Co., Ltd.	The People's Republic of China	23.75	Real estate development and operation	*2*
Beijing Kerry Centre Hotel Co., Ltd.	The People's Republic of China	23.75	Hotel ownership and operation	*2*
Shanghai Xin Ci Hou Properties Co., Ltd.	The People's Republic of China	24.75	Real estate development and operation	*2*
Cuscaden Properties Pte Ltd	Singapore	40.75	Hotel ownership and operation and property investment	
Johdaya Karya Sdn Bhd	Malaysia	36.31	Property investment	
Tanjong Aru Hotel Sdn. Bhd.	Malaysia	40	Hotel ownership and operation	
PT Swadharma Kerry Satya	Indonesia	25	Hotel ownership and operation	

Notes:

1 Associated company audited by PricewaterhouseCoopers, Hong Kong.

2 Associated companies audited by other member firms of PricewaterhouseCoopers, Hong Kong.

Notes to the Accounts

For the year ended 31 December 2003

33 GROUP STRUCTURE – PRINCIPAL SUBSIDIARIES AND ASSOCIATED COMPANIES (Continued)

(c) The above tables list out the subsidiaries and associated companies of the Company as at 31 December 2003 which, in the opinion of the Directors, principally affected the results for the year or form a substantial portion of the net assets of the Group. To give details of other subsidiaries and associated companies would, in the opinion of the Directors, result in particulars of excessive length.

(d) Details of a material associated company, China World Trade Center Ltd., as at 31 December 2003 pursuant to SSAP 10 "Accounting for investments in associates", after making appropriate adjustments to conform with the Group's accounting policies, are as follows:

(i) *Summarised profit and loss account*

	For the year ended 31 December	
	2003	2002
	US$'000	*US$'000*
Turnover	**147,337**	139,630
Profit before taxation	**63,151**	51,861
Taxation	**(14,306)**	(12,683)
Profit after taxation	**48,845**	39,178
Minority interests	**(7,980)**	(6,888)
Profit attributable to shareholders	**40,865**	32,290
Depreciation and amortisation	**3,912**	2,676
Profit after taxation attributable to the Group	**20,433**	16,145

(ii) *Summarised assets and liabilities*

	As at 31 December	
	2003	2002
	US$'000	*US$'000*
Fixed assets	**1,414,168**	1,257,115
Deferred tax assets	**3,794**	5,133
Current assets	**95,587**	108,653
Current liabilities	**(312,688)**	(260,894)
Net current liabilities	**(217,101)**	(152,241)
Long-term liabilities	**60,043**	1,232
Net assets and minority interests	**1,140,818**	1,108,775

34 INVESTMENT PROPERTIES OF SUBSIDIARIES AND ASSOCIATED COMPANIES

(a) Details of investment properties of the Company's subsidiaries are as follows:

Address	Existing use	Lease term
Kowloon Shangri-La, Hong Kong 64 Mody Road, Tsimshatsui East, Kowloon, Hong Kong	Hotel operation	Medium lease
Island Shangri-La, Hong Kong Pacific Place, 88 Queensway, Central, Hong Kong	Hotel operation	Medium lease
Shangri-La Hotel, Shenzhen Shenzhen East Side, Railway Station, Jianshe Road, Shenzhen 518001, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Beihai 33 Chating Road, Beihai, Guangxi 536007, The People's Republic of China	Hotel operation	Medium lease
Pudong Shangri-La, Shanghai 33 Fu Cheng Lu, Pudong New Area, Shanghai 200120, The People's Republic of China	Hotel operation	Medium lease
Traders Hotel, Shenyang 68 Zhong Hua Road, He Ping District, Shenyang 110001, The People's Republic of China	Hotel operation	Long lease
Shangri-La Hotel, Changchun 9 Xian Road, Changchun 130061, The People's Republic of China	Hotel operation and commercial and residential rental	Long lease
Shangri-La Hotel, Qingdao 9 Xiang Gang Zhong Lu, Qingdao 266071, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Dalian 66 Renmin Road, Dalian 116001, The People's Republic of China	Hotel operation	Medium lease
Dalian Century Tower Apartments 66 Renmin Road, Dalian 116001, The People's Republic of China	Residential rental	Medium lease

Notes to the Accounts

For the year ended 31 December 2003

34 **INVESTMENT PROPERTIES OF SUBSIDIARIES AND ASSOCIATED COMPANIES (Continued)**

(a) **Details of investment properties of the Company's subsidiaries are as follows: (Continued)**

Address	Existing use	Lease term
Shangri-La Golden Flower Hotel, Xian 8 Chang Le Road West, Xian 710032, Shaanxi, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Harbin 555 You Yi Road, Dao Li District, Harbin 150018, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Wuhan No. 700, Jianshe Avenue, Hankou, Wuhan 430015, The People's Republic of China	Hotel operation	Medium lease
Makati Shangri-La, Manila Ayala Avenue, corner Makati Avenue, Makati City, Metro Manila 1200, The Philippines	Hotel operation	Medium lease
Edsa Shangri-La, Manila 1 Garden Way, Ortigas Center, Mandaluyong City 1650, Metro Manila, The Philippines	Hotel operation	Medium lease
Shangri-La's Mactan Island Resort, Cebu Punta Engano Road, Mactan Island, Cebu, The Philippines	Hotel operation	Medium lease
Shangri-La's Fijian Resort, Yanuca Yanuca Island, Sigatoka, Nadroga, Fiji	Hotel operation	Long lease
Fiji Mocambo, Nadi Namaka Hill, Nadi, Fiji	Hotel operation	Long lease
Shangri-La Hotel, Singapore 22 & 28 Orange Grove Road, Singapore 258350	Hotel operation	Freehold
Shangri-La Apartments, Singapore 1 Anderson Road, Singapore 259983	Residential rental	Freehold

34 INVESTMENT PROPERTIES OF SUBSIDIARIES AND ASSOCIATED COMPANIES (Continued)

(a) Details of investment properties of the Company's subsidiaries are as follows: (Continued)

Address	Existing use	Lease term
Shangri-La Residences, Singapore No.1A Lady Hill Road, Singapore 258685	Residential rental	Freehold
Shangri-La's Rasa Sentosa Resort, Singapore 101 Siloso Road, Sentosa, Singapore 098970	Hotel operation	Long lease
Shangri-La Hotel, Kuala Lumpur UBN Complex, 11 Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia	Hotel operation	Freehold
Shangri-La Hotel, Penang Magazine Road, 10300 Penang, Malaysia	Hotel operation	Long lease
Shangri-La's Golden Sands Resort, Penang Batu Feringgi Beach, 11100 Penang, Malaysia	Hotel operation	Freehold
Shangri-La's Rasa Sayang Resort, Penang Batu Feringgi Beach, 11100 Penang, Malaysia	Hotel operation	Freehold
Shangri-La's Rasa Ria Resort, Dalit Bay Golf & Country Club, Sabah Pantai Dalit, 89208 Tuaran, Sabah, Malaysia	Hotel and golf club operation	Long lease
UBN Tower, Kuala Lumpur UBN Complex, 10 Jalan P Ramlee, 50250 Kuala Lumpur, Malaysia	Office and commercial rental	Freehold
UBN Apartments, Kuala Lumpur UBN Complex, 10 Jalan P Ramlee, 50250 Kuala Lumpur, Malaysia	Residential rental	Freehold

Notes to the Accounts

For the year ended 31 December 2003

34 INVESTMENT PROPERTIES OF SUBSIDIARIES AND ASSOCIATED COMPANIES (Continued)

(a) Details of investment properties of the Company's subsidiaries are as follows: (Continued)

Address	Existing use	Lease term
Traders Hotel, Yangon 223 Sule Pagoda Road, Yangon, Myanmar	Hotel operation	Medium lease
Shangri-La Hotel, Bangkok 89 Soi Wat Suan Plu, New Road, Bangrak, Bangkok 10500, Thailand	Hotel operation and office rental	Freehold

(b) Details of investment properties of the operating associated companies are as follows:

Address	Existing use	Lease term
China World Trade Center 1 Jian Guo Men Wai Avenue, Beijing 100004, The People's Republic of China	Hotel operation and office, commercial, residential and exhibition hall space rental	Medium lease
Shangri-La Hotel, Beijing 29 Zizhuyuan Road, Beijing 100089, The People's Republic of China	Hotel operation	Short lease
Shangri-La Hotel, Hangzhou 78 Beishan Road, Hangzhou 310007, The People's Republic of China	Hotel operation	Medium lease
Shanghai Centre 1376 Nanjing Xi Lu, Shanghai 200040, The People's Republic of China	Hotel operation and office, commercial, residential and exhibition hall space rental	Medium lease
Beijing Kerry Centre 1 Guanghua Road, Chaoyang District, Beijing 100020, The People's Republic of China	Hotel operation and office, commercial and residential rental	Medium lease
Shanghai Kerry Centre No. 1515 Nanjing Road West, Jingan District, Shanghai 200040, The People's Republic of China	Office, commercial and residential rental	Medium lease

34 INVESTMENT PROPERTIES OF SUBSIDIARIES AND ASSOCIATED COMPANIES (Continued)

(b) Details of investment properties of the operating associated companies are as follows: (Continued)

Address	Existing use	Lease term
Traders Hotel, Singapore 1A Cuscaden Road, Singapore 249716	Hotel operation	Long lease
Tanglin Mall, Singapore 163 Tanglin Road, Singapore 247933	Commercial rental	Long lease
Tanglin Place, Singapore 91 Tanglin Road, Singapore 247918	Commercial rental	Freehold
Part of City Square Johor Bahru, Johor, Malaysia	Commercial rental	Long lease
Shangri-La's Tanjung Aru Resort, Kota Kinabalu 88995 Kota Kinabalu, Sabah, Malaysia	Hotel operation	Long lease
Shangri-La Hotel, Jakarta Kota BNI, Jalan Jend Sudirman Kav. 1, Jakarta 10220, Indonesia	Hotel operation	Medium lease

35 SUBSEQUENT EVENTS

(a) In February 2004, the Company under an arrangement involving placement of existing shares and subscription top-up for new shares issued 183,832,000 new shares at HK$7.4 per share to certain companies within the Kuok Group. The net proceeds from such issue were approximately HK$1,360 million.

(b) In March 2004, the Group issued zero coupon guaranteed convertible bonds due March 2009 in the aggregate principal amount of US$200 million with an initial conversion price of HK$9.25 per share of the Company (subject to adjustment). Unless previously redeemed, converted or purchased and cancelled, these bonds will be redeemed at 114.633 per cent. of their principal amount on the maturity date. The net proceeds from such issue were approximately US$196.4 million.

36 APPROVAL OF ACCOUNTS

The accounts were approved by the Board of Directors on 29 March 2004.

Five Year Summary

The financial summary of the Group for the last five years are as follows:

		As restated			
	2003	2002	2001	2000	1999
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Profit and loss account					
For year ended 31 December					
Turnover	**540,417**	600,521	599,561	683,680	485,756
Operating profit					
Company and its subsidiaries	**88,745**	81,730	51,969	94,773	51,311
Share of results of associated companies	**39,668**	40,629	35,097	40,559	62,865
Profit before taxation	**128,413**	122,359	87,066	135,332	114,176
Taxation	**(46,403)**	(49,690)	(42,050)	(48,101)	(41,406)
Profit after taxation	**82,010**	72,669	45,016	87,231	72,770
Minority interests	**(9,343)**	(9,275)	(12,318)	(18,845)	(10,464)
Profit attributable to shareholders	**72,667**	63,394	32,698	68,386	62,306
Balance sheet					
As at 31 December					
Fixed assets	**3,761,606**	3,605,066	3,577,869	3,657,033	3,562,766
Negative goodwill	**(116,265)**	(122,085)	(121,525)	(97,432)	(99,399)
Associated companies	**721,589**	723,600	808,329	843,066	788,176
Long-term investments	**1,844**	1,892	2,762	2,918	2,252
Deferred tax assets	**4,342**	4,619	6,028	8,084	10,713
Net current assets/(liabilities)	**36,207**	75,065	(489,224)	137,681	(163,063)
	4,409,323	4,288,157	3,784,239	4,551,350	4,101,445
Capital and reserves	**2,624,001**	2,555,092	2,557,719	2,704,394	2,538,936
Minority interests and loans	**391,539**	382,420	390,253	459,406	403,938
	3,015,540	2,937,512	2,947,972	3,163,800	2,942,874
Other long-term liabilities	**1,037,218**	1,010,869	506,276	1,062,043	869,613
Deferred taxation	**356,565**	339,776	329,991	325,507	288,958
	4,409,323	4,288,157	3,784,239	4,551,350	4,101,445

The figures for the last four years in the above table have been restated to reflect the change in an accounting policy in respect of revised SSAP 12.


Island Shangri-La, Hong Kong – Lobby Lounge

ANNUAL REPORT 2003



SHANGRI-LA ASIA LIMITED